Goldcorp Inc.
File No. 1-12970

VIA EDGAR AND FACSIMILE
October 16, 2006
Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: Goldcorp Inc.
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 21, 2006
Response Letter Dated August 4, 2006
File No. 1-12970
Dear Ms Davis:
Thank you for your follow-up letter of August 24th, 2006. We have reproduced your questions in this letter and included our responses thereto.
Form 40-F for the Fiscal Year Ended December 31, 2005
1.	We note in your response letter dated August 3, 2006, that you intend to make modifications to your disclosures for clarification purposes. Please provide us with a copy of your proposed revisions with your next response.
Response:
The Company has attached a revised Form 40F amended for comments 1, 2 and 3 as Schedule A to this letter.
Financial Statements
Note 2 – Summary of Significant Accounting Policies
(h) Mining interests, page 33
2.	Your response to our prior comment number six indicates the exploration value associated with certain acquired interests has been assigned to your mineral interests accounts. Please tell us why you believe the speculative value associated with acquired properties is a tangible asset. Please refer us to the guidance you are relying upon in support of your conclusion for both U.S. and Canadian GAAP purposes.

Goldcorp Inc.
File No. 1-12970

Response:
We believe the costs assigned to the “speculative value” of exploration mineral interests are assigned to mineral properties in accordance with Canadian GAAP, per CICA Handbook EIC 152, and US GAAP, per EITF 04-03.
EITF 04-03, paragraphs 6 and 7 states that:
The consensus reached was that economic value exists in mineral property beyond the value attributable to proven and probable reserves and “... that an entity should include Value Beyond Proven and Probable (VBPP) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset. In addition, an entity should also include the effects of anticipated fluctuations in the future market price of minerals in determine the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants.”
EIC 152 states in the first paragraph of the discussion that “The Committee reached a consensus that an entity should include VBPP in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the asset.”
The Company included VBPP in determining the fair value of the mining assets acquired as determined by Duff & Phelps LLC, external valuators engaged by the Company with respect to the acquisition by Goldcorp Inc. of Wheaton River Minerals Ltd. A more detailed analysis was provided to your department on August 23, 2006 which comprised of advice and counsel in the application of GAAP provided by Mr. Richard Graff. A copy of this analysis is reproduced in Schedule B attached.
Following are excerpts from the valuation report prepared by Duff & Phelps LLC with respect to the allocation of the purchase price paid for the stock of Wheaton River Minerals Ltd. as at February 15, 2005 relating to methodology applied in the valuation of the of the exploration mineral interests which incorporates both the Income and Market Approaches:
Page 31, Valuation of Potential Ounces – Income Approach
“For the valuation of the Potential Ounces, which represent the exploration potential at and around existing mine sites, we used a simplified version of the Income Approach; as a means of corroborating our results from use of the Market Approach to the valuation of the asset.
In using the Income Approach, we quantified a normalized cash flow attributable to the mining of each ounce of metal over the life of the mine. We then applied this metric to the identified Potential Ounces, discounted for the period of time over which the additional ounces would be mined (assuming a consistent rate of extraction). Analytically this was quantified as the present value of a series of equal cash flows (ordinary annuity), which were expected to occur in the future as reserves and resources became depleted at each mine and additional ounces came from exploration success.
For this approach, we utilized the estimated potential ounce data provided by Management and analyzed historical operations, cost structure, and projected operating performance to determine a normalized production level and cash flow that should be reasonably achievable in the future; until the complete depletion of the Potential Ounces as estimated at the time of the transaction. Our assumption was that, in exploiting the Potential Ounces, the Company would recognize operating costs and recoveries similar to that which had already been projected for the reserves and resources in the LOM models. Additionally, we allowed for the investment of incremental exploration expenditure to convert the Potential Ounces into mineable ounces”.
Page 33, Valuation of Potential Ounces – Market Approach

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“As described in the Income Approach section of this report, in valuing the Potential Ounces at and around the existing mine sites, we employed both the Income and Market Approaches to estimate the value of such assets.
One variation of the Market Approach includes indicating the Fair Value based on exchange prices in actual transactions. The process essentially involves comparison and correlation of the subject asset with other similar assets. Adjustments for differences in factors described earlier (i.e., size, growth, profitability, risk, and return on investment) are difficult to make on early or exploration stage gold mining projects, but we aggregated the data into comparable groups, based on reserve certainty. This variation of the Market Approach results in an indicated Fair Value of a marketable, controlling interest in the business or asset.
In selecting comparable transactions, we obtained access to a database assembled by the Metals Economics Group (“MEG”). MEG was founded in 1981 and provides data on mines, corporate exploration spending, and acquisition reporting on the global mining industry. The database provided summary details on approximately 400 publicly announced transactions involving gold projects, which had occurred since 1993. We sorted the data based on the level of indicated mineralization. Of the 406 transactions, based on the level of confidence associated with the mineralization; 226 related to projects with proven and probable reserves, 46 included measured and indicated resources, and 134 of them related to projects with mineralization indications developed from very limited geological data. The mineralization indications in this last category included – Drill Inferred, Estimated, Geologic, and Inferred.
In an attempt to normalize the data for the impact of varying gold prices over the ten-year reporting period, we indexed the average quarterly spot price at the date of the transaction to the average spot price for the fourth quarter of 2004. We also sorted the data to limit the transactions to ones conducted in North and South America, and Australia. This brought the sample size for the exploration stage properties down to 36 transactions for projects with gold occurrences measured only at the Inferred or earlier level of confidence. Within this sample, the median price paid was approximately $18/oz, with a mean price of $32/oz. (As a point of reference, the limitations and adjustments we applied to the full data set ultimately had little impact on the mean and median figures noted above.) For projects with gold mineralization estimated at the Measured and Indicated level (19 transactions), the results were $23/oz and $31/oz respectively. When the transactions included properties with Proven & Probable reserves (some 63 transactions), the median implied multiple climbed to $76/oz with a mean of $90/oz.
Application of the Market Approach
In applying this market pricing data, we needed to recognize that the transactions from which the pricing metrics were developed were from Greenfield sites, that is, no mining infrastructure was already in place. In this instance we needed to adjust the Greenfield data to reflect the fact that these ounces were associated with existing mines. To do so, we considered the avoided capital expenditures at each mine, that were manifest in the form of infrastructure and processing facilities, to which the Potential Ounces were associated. (See Exhibit IV – appended as Schedule E). We then divided the avoided capital expenditure amounts by the number of potential ounces estimated to exist at each mine site, in order to develop an avoided capital cost per ounce.
Management described and quantified the basis for their estimation of the Potential Ounces on a mine site-by-mine site basis. Within each mine site they identified specific exploration targets; a total of approximately 14 million ounces (Goldcorp share) was identified through this process. This total was quantified after assessing an estimated range for each target and applying a probability estimate to the range of Potential Ounces. During our due diligence process we visited all of the mine sites with the exception of Peak.. At each location we received presentations from the local senior mine management, with a focus on the exploration potential. These presentations and our discussions with the local management teams were consistent with the opinions included in the Goldcorp reports as to the location and extent of the potential targets. We concluded that Goldcorp’s documentation supporting the quantification of Potential Ounces was sufficiently comprehensive to enable us to use the estimate of Potential Ounces as the basis for determining the Fair Value at each reporting unit.

Goldcorp Inc.
File No. 1-12970

The Fair Value of the Potential Ounces was then quantified by adding to the price per ounce, developed from the third party transaction data for Greenfield projects, the avoided capital expenditures (expressed on a per-ounce basis) for each mine site. The combination of these two elements represented the Fair Value of the Potential Ounces.
In concluding on a value for the Potential Ounces at and around existing mine sites, we combined the results from the Income and Market Approaches by averaging the two figures (see Exhibit V – appended as Schedule E.1).”
3.	We note your response to our prior comment number eight. It appears for U.S. GAAP purposes that the production stage may have been achieved at your Amapari mine at a date earlier than September 23, 2005. Please note that for U.S. GAAP purposes, the production stage occurs when saleable material is extracted. Please clarify when this event occurred. In addition, please confirm, if true, that for U.S. GAAP purposes, all appropriate costs have been recognized in inventory from the point saleable material was first extracted. Finally, please provide us with a copy of your materiality analysis that addresses the elements of SAB Topic: IM in support of your materiality conclusions. Refer also to EITF 04-06 for US GAAP.
Response:
Amapari is a heap leach mine which has a production cycle of approximately 120 days. Due to the length of this production cycle, the date of extraction of ore containing saleable material (other than de minimus material) occurred on or about July 1, 2005. For the purposes of calculating the commencement of operations for US GAAP purposes, all mining costs were recognized in inventory from July 1, onwards. The first production of saleable material (doré) occurred on September 23, 2005. For convenience purposes, we have used October 1, 2005 as the date for production. The first doré bars were further refined during the month of October and sold during November 2005. We have referenced the date of October 1, 2005 as commercial production for US GAAP purposes as we believe it is more easily understood to coincide with production of doré, however, the calculations do in fact take into consideration the production cycle and therefore all mining costs after July 1, 2005 have been included in inventory.
As an initial step in assessing the materiality of the impact of utilizing January 1, 2006 as the commencement of operations for US GAAP purposes, the magnitude of the impact was quantified. Based on the criteria outlined under EITF 04-06, production is deemed to have occurred when saleable material is extracted (produced). While we have referenced the date of October 1, 2005 as commercial production for US GAAP purposes, the sales and net losses figures provided do in fact take into account, through inventory, all mining costs after July 1, 2005. Sales and net losses for the quarter ended December 31, 2005 were approximately $9 million and $0.4 million respectively which we believe are below the percentage threshold for materiality. This represents 4.4% of revenues and 0.7% of net earnings for the fourth quarter and 1.0% of revenues and 0.1% of net earnings for the year ended December 31, 2005. Disclosure of the production and sales ounces and other key operating data were made in the MD&A in order to provide relevant information to the Company’s financial statement users.
In accordance with guidance in SAB Topic 1:M, other considerations that may render material a quantitatively small misstatement of a financial statement item were also assessed and determined not to impact our determination that this difference was immaterial to the Company’s financial statements. These included the fact that the delay in accounting for commencement of operation did not mask a change in earnings or other trends, hide a failure to meet analysts’ consensus expectations for the Company, or change a loss into income or vice versa. In addition, this was with respect to a single mine development project, Amapari, which did not play a significant role in the Company’s operations or profitability. This delay did not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements, nor did it have the effect of increasing management’s compensation, or involve a concealment of an unlawful transaction.

Goldcorp Inc.
File No. 1-12970

4.	Please expand your accounting policy disclosures regarding the timing of when the mine enters the production stage, addressing the relevant factors you consider for both Canadian and U.S. GAAP purposes.
Response:
We would propose to expand our accounting policy disclosure for Canadian GAAP purposes by including in our 2006 annual financial statements the following in Note 2(h), Mining interests, in the Consolidated Financial Statements:
“The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
a.	A significant portion of plant/mill capacity is achieved;

b.	A significant portion of available funding is directed towards operating activities;

c.	A pre-determined, reasonable period of time has passed; or

d.	A development project significant to the primary business objective of the enterprise has been completed.” (eg. Significant milestones achieved – recoveries, tonnage).
For US GAAP purposes, we would propose to include in our 2006 annual financial statements the following in Note 19, Reconciliation to United States Generally Accepted Accounting Principles:
“Under US GAAP, the Company determines commencement of production per EITF 04-06 whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.
5.	Please expand your accounting policy disclosures to better clarify the nature of the mine development costs incurred to maintain current production and the reason(s) for your policy of expensing these costs as incurred.
Response:
We would propose to expand our accounting policy disclosure by including in our 2006 annual financial statements the following in Note 2(h), Mining interests, in the Consolidated Financial Statements:
“The nature of the Company’s mine development costs incurred to maintain current production includes costs related to accessing ore bodies that will be mined within the current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in the future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short term nature of these expenditures matches the benefit of the ore being mined.”
(j) Silver Contract – page 34
6.	We note your response to our prior comment number 11 and continue to require further clarification regarding numerous aspects of this arrangement. Please provide us with and disclose in your document a robust understanding of the background of this transaction, the pertinent terms, and the basis for your accounting. Specifically address the nature of the asset

Goldcorp Inc.
File No. 1-12970

you have acquired, the form and amount of consideration paid, the parties involved, the duration of the contract, termination penalties, and any other terms and conditions that may facilitate our and investor understanding of the agreement.
Response:
On December 8, 2004, Goldcorp Inc through its subsidiary, Silver Wheaton Corporation, entered into an agreement to purchase all of the silver in concentrate produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront cash payment of $50 million, 6 million Silver Wheaton common shares fair valued at $21.1 million and 30 million Silver Wheaton common share purchase warrants fair valued at $6.8 million for a total purchase price of $77.9 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, (subject to an inflationary adjustment, beginning in 2007, equal to half of the US CPI, with a minimum of 0.4% and a maximum of 1.65%per annum), is due. Under the agreement Zinkgruvan is required to deliver in concentrate form the equivalent of a minimum of 40 million ounces of silver over the 25 year period following the contract date. If the actual amount of silver delivered in concentrate form is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable, and not due until the end of the 25 year period.
The Company acquires silver in concentrate form, which is homogeneously mixed, at a granular level, with other host minerals including lead, zinc, copper and waste material. Transfer of ownership to the company occurs at the port in Sweden, with subsequent smelting and refining processes required prior to its conversion to bullion form, which is a readily tradable commodity. As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 28.7 million ounces, measured and indicated resources of 8.1 million ounces and inferred silver resources of 27.5 million ounces. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.
The Company is taking on the mining and production risk associated with the silver production from the Zinkgruvan mine. This is best illustrated by the information used by Silver Wheaton’s management and Board of Directors in evaluating the transaction, before the production arrangement was purchased, which was primarily focused on the geology of the mine and included complex mine models and a visit by a Silver Wheaton mining engineer to assess the mine.
The view that the Company is taking on mining and production risk is supported by the British Columbia Securities Commission’s actions in requiring the Company to file a National Instrument 43-101 report which is only required for mining assets. The Company commissioned a comprehensive technical report by Watts, Griffis & McOuat on the Zinkgruvan mine which was compliant with the requirements of National Instrument 43-101. The purpose of National Instrument 43-101 is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. This report was filed on SEDAR on December 15, 2004 and a copy has been appended to this letter as Schedule C.
We propose to amend our disclosure in our 2006 annual financial statements to Note 5 of the Notes to Consolidated Financial Statements to provide further clarification as indicated below. In addition, we propose to amend our reference to this arrangement as the Zinkgruvan Silver Production Arrangement.
“On December 8, 2004, Goldcorp Inc through its subsidiary, Silver Wheaton Corporation, entered into an agreement to purchase all of the silver in concentrate produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront cash payment of $50 million, 6 million Silver Wheaton common shares fair valued at $21.1 million and 30 million Silver Wheaton common share purchase warrants fair valued at $6.8 million for a total purchase price of $77.9 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, (subject to an inflationary adjustment, beginning in 2007, equal to half of the US CPI, with a minimum of 0.4% and a maximum of 1.65%per annum), is due. Under the agreement Zinkgruvan is required to deliver in concentrate form the equivalent of a minimum of 40 million ounces of silver over the 25 year period following the contract date. If the actual amount of silver delivered in concentrate form is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable, and not due until the end of the 25 year period. As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 28.7 million ounces, measured and indicated resources of 8.1

Goldcorp Inc.
File No. 1-12970

million ounces and inferred silver resources of 27.5 million ounces. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.”
7.	It appears your silver contract might be defined as a derivative instrument within the scope of SFAS 133 for U.S. GAAP purposes. Please tell us if you have considered whether this agreement represents a derivative instrument and provide us with an understanding of the basis for your conclusions under both US and Canadian GAAP. We note that the agreement appears to have a net settlement feature.
Response:
We have analyzed the Zinkgruvan agreement under US and Canadian GAAP and have concluded that it does not represent a derivative instrument. Our basis for this conclusion is as follows:
US GAAP
      The SFAS 133 definition of a derivative instrument is a derivative instrument or other contract with three specific characteristics. We have concluded that the Zinkgruvan agreement does not meet the definition of a derivative primarily because it does not have a net settlement feature pursuant to SFAS 133 (6)(c)
SFAS 133(6)(c) — According to this section, a derivatives “terms require or permit net settlement” or “it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.” As discussed in the response to question 6, the Zinkgruvan silver production arrangement does not explicitly allow for net settlement in cash, has not been settled in cash, and there is no ability or intention to settle in cash. Since the original investment in the Zinkgruvan silver production arrangement, 100% of the settlements have been by the physical delivery of silver concentrate.
Paragraph 9 of SFAS 133(6)(c) states that “a contract fits the description of paragraph 6(c) if its settlement provisions meet one of the following criteria:
(a)	Neither party is required to deliver an asset that is associated with the underlying and that has a principal amount...that is equal to the underlying.

(b)	One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract.

(c)	One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash.”
Silver Wheaton’s Zinkgruvan silver production arrangement does not meet any of the aforementioned net settlement provisions for the following reasons:
(a)	Zinkgruvan is required to deliver silver (in concentrate form) and therefore there is no “net settlement” according to 9(a). We also considered the provisions of paragraph SFAS 133 57(c)(1) which states that, “a fixed penalty for non-performance is not a net settlement provision.” Therefore, the existence of the fixed $1.00 per ounce penalty (to be paid in year 25) does not constitute “net settlement” under 9(a) in our view.

(b)	There is no market mechanism to facilitate selling the entire silver production arrangement as the Zinkgruvan arrangement is unique and there are no exchanges or other market mechanisms for arrangements of this nature. In addition, we considered Derivatives Implementation Issue A19 which states that a “5-year commodity supply contract does not meet the net settlement characteristic in paragraph 9(b) at its inception because there is no market mechanism to net settle the entire 5-year contract – the forward market exists only for the next 12 months while the contract period is for the next 5 years”. In addition, the Zinkgruvan arrangement cannot be contractually sub-divided

Goldcorp Inc.
File No. 1-12970

into separable increments. As this production arrangement extends for a period approximating the life-of mine and there is no such formal market or exchange for silver concentrate, we concluded that there is no net settlement according to 9(b).

(c)	Zinkgruvan is required to (and does) deliver silver in a concentrate format, which by its very nature is impossible to readily convert into cash. Although silver, as a commodity, can be readily converted into cash, this is only when it is in bullion form. While it is in its concentrate form, it is homogeneously mixed, at a granular level, with other host minerals including lead, zinc, copper and waste material. In addition, the subsequent smelting and refining processes necessary to segregate the silver from the other components of the concentrate and to transform it into silver bullion form are significant. Therefore, under the Zinkgruvan silver production arrangement, the non-financial asset that is delivered cannot be readily converted into cash and therefore, there is no net settlement according to 9(c).
As the Zinkgruvan silver concentrate production arrangement does not provide for net settlement under any of SFAS 133(9)(a-c), it is not a derivative.
Canadian GAAP
At the initiation of the Zinkgruvan silver production arrangement, through the end of the 2006 fiscal year, the applicable guidance on this matter is found in CICA 3860.A13 as indicated by paragraph 3860.14 which states that, “contracts that provide for settlement by receipt or delivery of a physical asset only (for example, an option, futures or forward contract on silver) are not financial instruments. Many commodity contracts are of this type” The Zinkgruvan silver production arrangement calls for the delivery of silver in concentrate, a physical asset, and therefore it is not a derivative under Canadian GAAP. We will revisit this issue on January 1, 2007 when CICA 3855 comes into effect.
8.	It appears from your response that you are considering the guidance of EITF 04-3 for the purposes of impairment testing for US GAAP relating to your silver contract. Please tell us why you believe this agreement falls within the scope of EITF 04-3. It appears you have not purchased the mining assets including the reserves, resources or mineral rights to the value beyond proven and probably reserves that underlie this silver contract.
Response:
SFAS 141, Business Combinations, include mineral rights as an example of a natural resource asset. The definition of mineral rights was further clarified in EITF 04-2 in the “Definition and Examples of Mineral Rights” section which states that “for the purpose of this Issue, the term mineral rights is defined as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits........mineral rights also include royalty interests and other non-operating interests if the interests do not meet the definition of a financial asset in Statement 140 or a derivative instrument in Statement 133.” The term “mineral rights” in SFAS 141 and EITF 04-2 is consistent with the acquisition of the legal right to access the mining assets, i.e. the silver reserves and resources, under the Zinkgruvan silver production arrangement. As the Zinkgruvan silver production arrangement is neither a financial instrument or a derivative (as discussed in this document in response to question number 7), and is an “other non-operating interest” as described in EITF 04-2, the guidance on valuation provided in EITF 04-3 is applicable.
Financial disclosure and reporting guidelines under US GAAP with respect to the legal right to the Zinkgruvan silver assets are consistent with the conceptual framework used in the definition of an asset in FASB Concepts Statement No. 6, Elements of Financial Statements. A company’s ability to obtain the future economic benefit of an asset stems from legal rights to that asset. FASB Concepts Statement No. 6 states in paragraph 186 that legal rights “share the common feature of conferring ability to obtain future

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economic benefits,....” The three characteristics that are essential to meeting the definition of an asset as embodied in paragraph 26 of FASB Concepts Statement No. 6 have been met by the Zinkgruvan silver production arrangement in that (1) the silver production arrangement provides legal access to the probable future benefit of the cash flows associated with 40 million ounces of silver from the silver reserves and resources of Lundin Mining Corporation’s Zinkgruvan mine in Sweden; (2) Goldcorp Inc. through its subsidiary, Silver Wheaton Corporation, has acquired the mineral right to and controls the benefit of those silver reserves and resources; and (3) the event that resulted in that access and control, i.e. the execution of the Zinkgruvan silver production arrangement , has occurred.
Further to the point that the Zinkgruvan silver asset represents an “other non-operating interest” are the following facts:
•	SFAS 19(47) deals with this situation for Oil and Gas companies. Assets, such as the Zinkgruvan silver production arrangement, are similar to contracts that have existed in the Oil and Gas industry and therefore, the aforementioned sections provide guidance on this matter. According to SFAS 19 paragraph 47(a) “some production payments differ from those described in paragraph 43(b) in that the seller’s obligation is not expressed in monetary terms but as an obligation to deliver, free and clear of all expenses associated with operation of the property, a specific quantity of oil or gas to the purchaser out of a specified share of future production. Such a transaction is a sale of a mineral interest for which gain shall not be recognized because the seller has a substantial obligation for future performance.....the purchaser of such a production payment has acquired an interest in a mineral property that shall be recorded at cost and amortized by the unit-of-production method as delivery takes place. The related reserve estimates and production data shall be reported as those of the purchaser of the production payments and not of the seller.”

•	The substance of the Zinkgruvan transaction can be best illustrated by the information used by Silver Wheaton’s management and Board of Directors in evaluating the transaction, as previously discussed in question number 6. By virtue of the requirement to file the NI 43-101on SEDAR on December 15, 2004, the British Columbia Securities Commission considers this production arrangement to be a mining interest.

•	Silver Wheaton’s Annual Information Form for the year ended December 31, 2004 also includes several pages of geological and other technical mining discussions with respect to Zinkgruvan including: property description and location, accessibility, climate, local resources, infrastructure, physiography, history, geological setting, exploration, deposit types, drilling, sampling preparation, assaying and security, mineral reserves and resource estimates, mining and mineral processing operations, and environmental issues.
Therefore, the Zinkgruvan silver production arrangement is a mineral right that is considered by EITF 04-2 to be an “other non-operating interest” and therefore, EITF 04-3 is applicable to this contract.
9.	Please confirm if true, that only proven and probable reserves are used to amortize your silver contract. Also clarify, if true, that the source of the reserves is only those reserves produced from the Swedish mine.
Response:
Only proven and probable reserves produced from the Zinkgruvan mine in Sweden are used to amortize the Zinkgruvan silver production arrangement.
Note 8. Inventories and stockpiled ore, page 40
10.	We note your response to our prior comment numbers 13 and 14. Please expand your disclosures to clarify the nature of your work-in-progress inventories as well as discuss the expected timing of the processing of your low grade stockpiles.

Goldcorp Inc.
File No. 1-12970

Response:
We would propose to expand our disclosures in our 2006 annual financial statements to clarify the nature of work-in-progress inventories by removing the last comment at the end of Note 8, Inventories and Stockpiled Ore, of the Consolidated Financial Statements and inserting the following:
“Work-in-process is the stage between the product (gold, silver, and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate).
The low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2015. The portion that is to be processed within one year is reflected as a current asset.”
Note 14. Shareholders’ Equity, page 42
11.	Please provide us with a response to our prior comment number 17 at your earliest opportunity. Number 17 is reproduced as follows: Please tell us whether or not your Canadian dollar warrants contain an embedded derivative under US GAAP. Refer to SFAS 133 Implementation Issue B4.
Response:
We have carefully reviewed US GAAP to reconfirm our understanding and to respond to the question from a US GAAP perspective. Based on that review, we believe that the analysis requires looking at the classification of the warrants in their entirety as either liabilities or equity, rather than determining whether an embedded feature should be bifurcated. In considering the applicability of Derivatives Implementation Group (DIG) Issue B4, we determined that analogy to that issue would not be appropriate. In particular, DIG Issue B4 addresses the application of SFAS 133’s embedded derivative provisions for host contracts that are not financial instruments. Further, DIG B4 appears to provide guidance to stem potential abuse of the embedded derivative provisions in SFAS 133 because it illustrates an example of a leveraged foreign currency position within a host contract that otherwise would not be determined to have an embedded derivative. With respect to the Company’s warrants, there are no features contained in the warrants that leverage the exposure or otherwise introduce abnormal risks or returns to the parties involved. Finally, we believe that the warrants are derivatives in their entirety and therefore, the analysis with respect to embedded derivatives is not applicable.
We note, nonetheless, that DIG issue B4 refers to paragraph 15 of SFAS 133, as amended by SFAS 149, does not require embedded derivatives to be separated from the host contract if the payment is specified in any of the following currencies:
•	The functional currency of any substantial party to that contract

•	The currency in which the price of the related good or service that is acquired or delivered is routinely denominated in international currency

•	The local currency of any substantial party to the contract

•	The currency used by a substantial party to the contract as if it were the functional currency because the primary economic environment in which the party operates is highly inflationary.
As noted above, DIG issue B4 is not directly applicable as it refers to contracts that are not financial instruments, however, analogies to our Canadian dollar warrants are as follows:
•	The functional currency of the Canadian investors for whom the warrants were sold to could be determined to be the Canadian dollar.

•	Warrants of Canadian public companies are often denominated in Canadian dollars.

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•	The local currency of the investors and of Goldcorp is the Canadian dollar.
We believe it is appropriate to analyze the Company’s warrants in their entirety under SFAS 133 to determine whether they should be classified as liabilities or as equity. Our analysis of both our Canadian dollar warrants and our US dollar warrants is included in the discussion below for completeness. As a result of our review, we believe there are two potential views to respond to this question and we have therefore prepared our response to outline the two views. Part of our process has included discussions with our external auditors. As a result of discussions with our auditors, we would request that the Office of the Chief Accountant in the Division of Corporation Finance be involved in the assessment of our response due to the complex nature of the comment raised, evolving interpretive guidance and what we believe to be a pervasive issue particularly in the Canadian marketplace. We look forward to discussing this further with you at your convenience.
Description of the Company’s Warrants Outstanding at December 31, 2005
We have provided as Schedule F to this letter a summary of the key terms of each of the warrant issues outstanding as of December 31, 2005 as well as the new warrant issued June 12, 2006. One set of warrants was issued with an exercise price and the currency for delivery identified as the US dollar. All of the other warrants were issued with the exercise price and currency for delivery at exercise identified as the Canadian dollar.
The Company’s common stock trades on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Upon exercise of the warrants, Canadian investors will receive shares that can be immediately traded on both exchanges. US holders of the US dollar warrants and share purchase warrants will receive “legended” shares which can only be traded on the TSX. Although US investors may not immediately trade shares received upon exercise of their warrants on the NYSE, once legended shares are traded on the TSX, the restrictions on NYSE trading are lifted. Consequently, all shares issued under the warrants ultimately can be traded on both exchanges. With respect to the discussion below, we do not believe that the restriction on immediate trading by US investors on the NYSE would result in a different analysis as to whether the Company’s warrants would be classified as liabilities or as equity.
Certain of the warrants relate to warrants that were issued by Wheaton River Minerals Ltd., whom the Company acquired on February 14, 2005and that remained outstanding at the date of acquisition. Those warrants originally permitted the investor to exercise the warrant and obtain the underlying shares only by delivery of Canadian dollars. In May of 2006, the Company revised the terms of those warrants to permit investors to settle the warrants using US dollars at an amount equal to the original Canadian dollar exercise price calculated using the spot USD/CAD exchange rate at the date of exercise. With respect to the discussion below, we have not considered that the modification described would result in an economic impact with respect to the exercise price of those warrants, and, thus, do not believe it would result in a different analysis as to whether the Company’s warrants would be classified as liabilities or as equity.
Finally, there was a short period of time April 28, 2005 through May 12, 2006 during which the Company’s shares traded on the TSX in both US dollars and Canadian dollars as a result of a pilot program conceived by the exchange. Due to the short-term duration and the limited trading in US dollars during that period, we have not considered this to be a significant fact in our analysis, and thus, do not believe that it would result in a different analysis as to whether the Company’s warrants would be classified as liabilities or as equity.
With that background, we have separately analyzed below our Canadian dollar and US dollar warrants under US GAAP for purposes of determining whether it is appropriate to classify them as liabilities or as equity. We believe the following additional facts are relevant to the analysis:
•	The Company’s Canadian dollar (CAD) warrants as at December 31, 2005 arose as a result of financing transactions in previous years in which the Company issued shares and part of a warrant for each share issuance. The share issuances were Canadian public offerings made to Canadian investors and certain US accredited investors pursuant to exemption from registration under the US Securities Act.

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•	The Company was incorporated in Canada.

•	The Canadian dollar warrants are indexed to the common stock of the Company which trades on the TSX and NYSE.

•	The Company’s primary listing is the TSX and its shares are listed in on the primary exchange in Canadian dollars, with a dual registration in US dollars on the NYSE exchange.

•	The Company is eligible to file its US Security Reporting under the multi-jurisdiction filer disclosure system (“MJDS”), and it identifies the Company’s listing as a Canadian primary listing.

•	The Company’s functional currency is the USD, which was changed on April 1, 2005. Prior to that date, the Company’s functional currency was the CAD.

•	The Company’s Canadian dollar warrants were issued as part of equity offerings priced in Canadian dollars and offered under Canadian prospectuses. The exercise price of the Canadian warrants is fixed and denominated in Canadian dollars, and the Company will receive Canadian dollars when exercised.

•	The Company has also issued warrants as part of an equity offering priced in US dollars and offered under a Canadian prospectus. The exercise price of these warrants is fixed and denominated in USD, and the Company will receive USD when exercised.
Analysis of Canadian dollar warrants and US dollar warrants under US GAAP
We believe the Company’s Canadian dollar warrants and US dollar warrants meet the definition of a derivative pursuant to SFAS 133, Accounting for Derivative Instruments and Hedging Activities, paragraph 6 as the warrants have both an underlying and a notional amount, they were issued for a smaller initial net investment relative to the value of the underlying shares and the warrants can be net settled as our shares are publicly traded and the number of shares to be issued upon exercise of the warrants can be readily absorbed by the market. However, we believe that the conclusion regarding whether one or both sets of warrants should be classified as liabilities, rather than equity, hinges on whether each should be considered to meet the scope exception described in SFAS 133, paragraph 11 (a). The paragraph 11(a) SFAS 133 guidance is noted below:
“Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:
a.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”
We first analyzed the contracts to determine if they would be considered to be indexed to our own stock. As part of our detailed analysis, we have determined that there are two potential views on this matter.
Although the warrants are not contingently exercisable, to determine whether the warrants were indexed to our own stock, we considered the guidance in EITF 01-6, which states:
Instruments within the scope of this Issue are considered indexed to a Company’s own stock within the meaning of Issue 00-19 and paragraph 11 (a) of Statement 133 for the issue provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuers’ own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, tax, depreciation and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.
With respect to factor 1 noted above, the only contingency is the share price of the Company (Canadian dollar warrants to convert into Canadian dollar shares which trade on a primary exchange which is Canadian dollars and simultaneously trade on a secondary exchange which is US dollars). We do not believe that price contingencies or the timing of the holder’s decision to exercise is the type of contingency

Goldcorp Inc.
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contemplated in EITF 01-6. With respect to factor 2 noted above, the settlement amount for both sets of warrants is equal to a fixed number of common shares.
A question arises, however, due to differing views about how to consider whether a warrant with an exercise price that is fixed in a currency other than the Company’s functional currency should be considered indexed to the Company’s own stock. The two views on that question follow.
View A—Warrants issued with an exercise price that is not in the Company’s functional currency are dual-indexed and, therefore, should not be considered indexed to the Company’s own stock. Consequently, those warrants would not be subject to analysis under EITF Issue 00-19, and would be classified as liabilities.
Those who hold this view believe that the guidance in Derivatives Implementation Group Issue C8, Derivatives That Are Indexed to both an Entity’s Own Stock and Currency Exchange Rates (DIG C8), is relevant to our analysis. Analysis with relation to DIG C8 is as follows:
•	The key factors in analyzing the Company’s warrants include:
o	The Company is USD functional; however, it has shares which trade simultaneously on the TSX in Canadian dollars and the NYSE in US dollars

o	The Company has both Canadian and US shareholders and both Canadian and US dollar priced warrants

o	The Canadian dollar warrants have a fixed exercise price which will be settled by the Company delivering shares in exchange for a fixed amount of Canadian dollars. The US dollar equivalent of the Canadian dollars that will be received by the Company upon exercise will vary based on the Canadian – USD exchange rates.

o	The US dollar warrants have a fixed exercise price which will be settled by the Company delivering shares in exchange for a fixed amount of US dollars.
•	The warrant contract is a written call option on the Company’s own shares.
Proponents of View A contend that the functional currency of the Company is the critical aspect of the analysis as the value of the proceeds received by the Company when paid in a currency other than the Company’s functional currency is a foreign currency transaction and thus, from a functional currency perspective, would be subject to foreign currency gains and losses. Consequently, supporters of View A believe this should be viewed as a form of dual indexation and by analogy, the guidance in DIG Issue C8 applies.
View A proponents also point out that guidance in SFAS 123(R) provides an exception from liability treatment for stock options granted in currencies other than the functional currency of the issuer. Footnote 19 in SFAS 123(R), Share-based Payments, applies to equity share options granted to an employee of an entity’s foreign operation that provides for a fixed exercise price denominated either in the foreign operation’s functional currency or in the currency in which the employee’s pay is denominated. Proponents of View A believe that fact that there was a view that an exception was required for these specific instruments could be viewed to indicate that unless there is a specific exemption within US GAAP for the warrants priced and settled in a currency other than the functional currency of the Company, those instruments should be classified as liabilities and would not qualify for equity treatment.
As a result of the above analysis, proponents of View A would argue that the Canadian dollar warrants issued with an exercise price that is not the functional currency of the entity would be considered to be dual indexed, would therefore not be considered indexed to the Company’s stock, and therefore would be classified as liabilities as they would not meet the exemption in SFAS 133 paragraph 11(a).
View B—In substance both sets of warrants are equity and, therefore, should be considered indexed to the Company’s own stock and classified as equity as long as all of the conditions in EITF Issue 00-19 are met.

Goldcorp Inc.
File No. 1-12970

Proponents of View B would argue that warrants denominated in a currency other than the functional currency of the Company are not dual indexed and therefore should be considered to be solely indexed to the Company’s stock. They believe that DIG issue C8 is not specifically on point for the warrants in question as it applies to a derivative that has two elements, an exchange component and a stock indexed component. The warrants only have a stock-indexed component as they have a fixed exercise price which will be settled by the Company delivering a fixed number of shares in exchange for a fixed amount of cash.
Proponents of View B contend that the functional currency of the Company is not relevant to an investor’s determination of value of the warrants. It is a determinant in the measurement of the Company’s financial results, but does not directly contribute to the relationship of the warrant contract and the equity instrument deliverable upon exercise of the warrant. In their view, the only factor that impacts the value of the warrant to the holder is the share price. The warrant holders paid Canadian dollars for the warrant and when they will exercise the warrant, they will pay Canadian dollars and receive a share that they can immediately trade on the TSX in Canadian dollars. Investors would attribute the value of their warrant to the value of the underlying equity price, not exchange rates.
Under View B, which is the view we believe is most appropriate, all of the warrants would be considered indexed to our own stock and therefore subject to analysis pursuant to EITF 00-19, could meet the scope exception in SFAS 133 and be classified in shareholder’s equity.
Discussion of the implications of View A and View B
We have included in an appendix to this letter Schedule D, which illustrates the impact of View A on the Company’s financial results for US GAAP purposes quarterly. We note that this results in extreme volatility to the Company’s earnings and creates a liability which, upon the exercise of the warrants, would be extinguished and reclassified to shareholder’s equity. We believe this does not reflect the true economic impact of these instruments. As a result, the Company believes that View B is a more appropriate reporting of the warrants in question.
From the Company’s perspective, application of View A would result in the Canadian dollar warrants being classified as liabilities. We also note that applying View A would indicate that the Company should have classified its US dollar warrants as liabilities and the Canadian dollar warrants as equity prior to April 1, 2005 (when the Company adopted the US dollar as its functional currency). Further, upon the adoption of the US dollar as the functional currency, the US dollar warrants would be reclassified to equity, with the Canadian dollar warrants being reclassified to liabilities. This outcome seems somewhat questionable, given that economically, nothing has changed. Regardless of the functional currency used by the Company, the economic outcome will be the same as the settlement of the warrant exercise is the delivery of a fixed number of shares for a fixed amount of cash. Listing on multiple exchanges affords companies a degree of flexibility required for financing purposes. We believe that adoption of the View A approach would create significant financing challenges for non-US domiciled entities who determine that the US dollar is their functional currency but have historically raised, or continue to raise, financing in their local currency to satisfy the local country investor demands. Accounting guidance and the reporting outcome of the financings undertaken should not be the driver in the decision making process.
Although we acknowledge the basis for View A, we question whether applying View A results in financial reporting which provides useful information to investors. We view the issuance of both the Canadian and the US dollar warrants as part of raising equity capital, which should appropriately be classified in equity. As further support for View B, we point out that the Company only has one class of common shares and legally there is no stated currency attached to the shares of the Company. Shares issued upon a warrant exercise are eligible to be traded immediately on any exchange that the Company is traded on at the option of the shareholder (ignoring restrictions on certain investors who receive “legended shares” as described above). Effectively, the shares are “dual-listed” – i.e. the number of shares registered and approved for trading by each of the exchanges is the same and includes a certain number of shares that will be issued upon the exercise of all series of warrants. The shares to be issued in exchange for the warrants are approved for trading by each of the exchanges at the time the warrants are issued. There is no secondary process for any exchange to approve the share issued when the warrant is exercised.

Goldcorp Inc.
File No. 1-12970

Further, we believe that the economics of warrants issued under stock compensation plans that meet the exception in footnote 19 of SFAS 123R are the same for warrants issued to other potential investors. Therefore, we do not understand the basis for an exception from liability classification for one type of transaction and not the other merely because the identity of the counterparty is different (i.e., one is an employee and one is an outside investor), especially when the result upon exercise is the same.
Finally we observe that the FASB Board has recently initiated a project on a similar issue to provide implementation guidance on determining whether convertible debt with elements of foreign exchange risk qualifies for the scope exception provided in paragraph 11(a) of SFAS 133. This would indicate that the guidance on this issue is not clear and, consequently, we believe that View B is a supportable reporting position.
If the SEC believes that View A is applicable, we believe that the consequences for many foreign filers that use the US dollar as their functional currency will be significant because we believe that a View B approach is widespread in practice.
Analysis of Warrants under EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock
For the sake of completeness in the warrant analysis, we include the following discussion of the application of EITF Issue 00-19, which would be relevant to the US dollar warrants under a View A approach and for both the Canadian and Us dollar warrants under a View B approach. The guidance from ETIF 00-19, to assess whether the warrants would be classified in stockholder’ equity (the second condition in SFAS 133, paragraph 11(a)). We have concluded that the Canadian dollar warrants are eligible for classification within the Consolidated Statement of Shareholders’ Equity. The following eight conditions were considered under paragraphs 12 and 13 necessary for equity presentation.
•	The contract permits the Company to settle in unregistered shares:

-EITF 00-19 paragraph 18 indicates this condition is met if “... a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met.”

-Goldcorp registered the shares to be delivered upon exercise of the warrants with the prospectus at the warrant issue date and there are no further requirements under Canadian securities and corporate law to satisfy before the Company is able to deliver shares upon exercise of the warrant other than the payment of cash and presentation of warrant by the holder.

•	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative could be outstanding.

-Goldcorp is authorized to issue an unlimited number of common shares. No further approvals are required to issue shares to warrant holders upon exercise.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

-Each warrant has a fixed number of shares (or fraction thereof) that the holder will receive upon exercise, which results in a maximum number of shares that may be issued.

•	There are no required cash payments to the counterparty in the event that the company fails to make timely filings with the SEC.

-No such required payments.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to

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provide the counterparty with full return of the amount due (that is, there are no cash settled top-off or make-whole provisions).

-No such makewhole provisions in the warrants.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

-Not applicable – no net share settlement options.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

-No such provisions.

•	There is no requirement in the contract to post collateral at any point or for any reason

-No such requirements.
We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Kevin Stertzel Securities and Exchange Commission

Glenn Ives Deloitte & Touche LLP

Mark Bennett Cassels Brock & Blackwell LLP

Gil Cornblum Dorsey & Whitney LLP

SCHEDULE A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO.1
TO
FORM 40-F
(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
Commission file number 001-12970
Goldcorp Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable	Ontario, Canada	Not Applicable

(Translation of Registrant’s name into	(Province of other jurisdiction of	(I.R.S. Employer Identification Number
English (if applicable))	incorporation or organization)	(if applicable))
1041

(Primary Standard Industrial Classification Code Number (if applicable))

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 Canada (604) 696-3000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 8th Avenue, New York, NY 10019
(800) 223-7567

Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange
Common Share Purchase Warrants	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As at December 31, 2005, 399,642,000 Common Shares without par value were outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-___	☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No
The Annual Report on Form 40-F shall be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-126037, 333-126038, 333-126039 and 333-126040) under the Securities Act of 1933.

Purpose of this Filing
     Goldcorp Inc. (“Goldcorp”) is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2005, in order file its consolidated financial statements and management’s discussion and analysis as part of the amended Form 40-F. They were previously incorporated by reference from Goldcorp’s Report on Form 6-K filed on March 14, 2006. No changes have been made to the financial statements or the management’s discussion and analysis, other than the addition of the audit opinion of KPMG LLP, Goldcorp’s former auditor, with respect to the financial statements for the year ended December 31, 2005.
     This amended Form 40-F also contains the consent of KPMG LLP, with respect to its audit opinion with respect to the financial statements for the year ended December 31, 2005.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Ian W. Telfer
President and Chief Executive Officer
Date: [October] ___, 2006

EXHIBIT INDEX
     The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 20, 2006(1)

99.2	Management’s Discussion and Analysis for fiscal 2005*

99.3	Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation*

99.4	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants*

99.5	Consent of Micon International Limited(1)

99.6	Consent of Watts, Griffis and McOuat Limited(1)

99.7	Consent of Giroux Consultants Ltd.(1)

99.8	Consent of Stephen McGibbon(1)

99.9	Consent of Reynaldo Rivera(1)

99.10	Consent of Gary H. Giroux(1)

99.11	Consent of Mike Hester(1)

99.12	Consent of Neil Burns(1)

99.13	Consent of James N. Grey(1)

99.14	Consent of Al Samis(1)

99.15	Consent of Luis Rivera(1)

99.16	Consent of Joe Ranford(1)

99.17	Consent of Rex Berthelsen(1)

99.18	Consent of Rodrigo Mello(1)

Exhibit	Description

99.19	Consent of Randy V.J. Smallwood(1)

99.20	Consent of KPMG LLP, Independent Registered Chartered Accountants*

99.21	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

99.22	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(1)	Filed as the identically numbered exhibit on Goldcorp’s Annual Report on Form 40-F for the year ended December 31, 2005, filed on March 21, 2006.

Exhibit 99.2
SCHEDULE A.1
Letter to Shareholders
March 6, 2006
Dear Shareholders,
2005 was a major turning point for Goldcorp shareholders, directors and management. The Company started the year with operations at Red Lake and Wharf producing 600,000 ounces per year, and ended the year closing in on 10 operating mines with 2 million ounces of annual production. In addition we also have a mine under construction at Los Filos and an exciting exploration project in Virginia Gold.
To say that Goldcorp is now a different Company is an understatement. In February, Goldcorp shareholders voted to acquire Wheaton River Minerals for $2 billion in a transaction that increased 2005 production from 600,000 ounces to over 1 million. In June the Company acquired the Bermejal Gold project in Mexico and commenced studies to combine it with our Los Filos project 2 kilometres away. This combined operation will start production in early 2007, becoming the largest gold mine in Mexico. During the third quarter the Company commenced discussions with Barrick for the joint takeover of Placer Dome. This plan was announced in late October and is expected to close early in the second quarter of 2006. As a result of acquiring operating interests in four additional mines from Barrick (Placer), 2006 production is expected to total 2 million ounces. In December we announced the acquisition of Virginia Gold, and specifically the Éléonore Gold exploration project in the James Bay region of Quebec. This acquisition will also conclude in the second quarter.
As one can imagine the joining of the Goldcorp-Wheaton assets closely followed now by a combination of the Placer assets, is a major undertaking for what was a relatively small company. I can assure you that all the people involved have succeeded in integrating these operations with no adverse effects on production, financial reporting, or safety. This integration process will evolve throughout 2006 and we expect to have all systems fully functioning by year end.
As Goldcorp takes its place among the world’s leading gold mining companies (third in North America, fifth in the world) it will continue to focus on providing real returns for investors. While we believe the frenetic growth of the past few years is largely complete, we continue to assess acquisition opportunities and we will enhance shareholder value.
All of this activity has only been possible because of the dedication and support of many people. In addition to the incredible hard work of Goldcorp production personnel at each mine site, the long hours of the administrative staff throughout the organization, the swift and sure response of our legal and financial advisors, and the untiring support of our board of directors, none of this success is possible without the patience and understanding of our growing shareholder base. I must thank you, the shareholders, for your faith in our vision and your faith in the management team during this period of rapid growth and constant change.
On a personal note I would like to thank everyone for providing me with the opportunity to take part in the unfolding of an exciting dream over the past four years. It has been an incredible experience for which I am very grateful.
Sincerely,
Ian Telfer
President and Chief Executive Officer

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2005
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. Goldcorp’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 19 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 3, 2006.
2005 HIGHLIGHTS
•	Record net earnings of $286 million ($0.91 per share), compared to $51 million ($0.27 per share) in 2004.

•	Operating cash flows increased substantially to $466 million, compared to $53 million in 2004.

•	Gold production increased to 1,136,300 ounces (2004 – 628,000 ounces) and gold sales more than tripled to 1,344,600 ounces (2004 – 427,600 ounces).

•	Record low total cash costs of $22 per ounce (net of by-product copper and silver credits), compared to $115 per ounce in 2004. (note 1)

•	Dividends paid of $151 million for the year.

•	Cash and cash equivalents at December 31, 2005 totalled $562 million (December 31, 2004 – $333 million).

•	Completion of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) in April 2005, creating the world’s lowest-cost million ounce gold producer.

•	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer”) for approximately $10.1 billion in shares and cash and, upon closing of Barrick’s transaction with Placer, Goldcorp has agreed to purchase from Barrick certain of Placer’s Canadian operations and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of the shares of Placer and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006.

•	On December 5, 2005, Goldcorp announced that it had entered into an agreement with Virginia Gold Mines to acquire the Éléonore gold project in Quebec. Total consideration is approximately $445 million, to be satisfied by issuing 19.6 million common shares of Goldcorp. The transaction is expected to close during April 2006.
1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
2   |      GOLDCORP

SCHEDULE A.1
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton on February 14, 2005, the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects as at December 31, 2005 include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (see Subsequent Events).
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange. The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. The Company has a strong and liquid balance sheet and has not hedged or sold forward any of its future gold production.
Goldcorp is the world’s lowest cost million ounce gold producer. Production in 2006 is expected to approximate 2 million ounces of gold on an annualized basis, at a total cash cost of less than $150 per ounce, following the acquisition of Placer assets from Barrick.
ACQUISITION OF WHEATON RIVER MINERALS LTD
On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.
On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.
On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of the acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer. With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.
As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. Consideration amounted to $1,887 million satisfied by the issue of 143.8 million Goldcorp shares at a price of $13.13 per share. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations". The consolidated financial statements include 82% of Wheaton’s operating results for the period February 15, 2005 to April 15, 2005, and 100% of the results thereafter.
GOLDCORP     |  3

The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152).
An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.
SUMMARIZED ANNUAL FINANCIAL RESULTS

	2005	2004	2003

	(note 1)
Revenues ($000’s)	$896,400	$191,000	$262,600
Gold produced (ounces)	1,136,300	628,000	602,800
Gold sold (ounces)	1,344,600	427,600	677,900
Average realized gold price (per ounce)	$452	$409	$367
Average London spot gold price (per ounce)	$444	$409	$364
Earnings from operations $(000’s)	$419,100	$86,000	$137,100
Net earnings ($000’s)	$285,700	$51,300	$98,800
Earnings per share
Basic	$0.91	$0.27	$0.54
Diluted	$0.83	$0.27	$0.53
Cash flow from operating activities ($000’s)	$465,800	$53,100	95,200
Total cash costs (per gold ounce) (note 2)	$22	$115	$100
Dividends paid ($000’s)	$151,000	$53,100	$28,400
Cash and cash equivalents ($000’s)	$562,200	$333,400	$379,000
Total assets ($000’s)	$4,066,000	$701,500	$638,500

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.
Review of Annual Financial Results:
Goldcorp was transformed during February, 2005 by the acquisition of Wheaton, which resulted in a substantial increase in revenues, gold production and sales, earnings, cash flows and assets. Also during 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. As a result, 2005 gold sales include approximately 220,000 ounces of gold from inventory produced, but not sold, in 2004.
4  |     GOLDCORP

SCHEDULE A.1
Quarterly Financial Review

	2005
	Q1	Q2	Q3	Q4	Total

	(note 1)	(note 1)			(note 1)
Revenues ($000’s)	$122,800	$301,600	$203,700	$268,300	$896,400
Gold produced (ounces)	275,400	281,000	283,700	296,200	1,136,300
Gold sold (ounces)	217,500	543,100	276,700	307,300	1,344,600
Average realized gold price (per ounce)	$430	$432	$444	$492	$452
Earnings from operations ($000’s)	$53,700	$162,400	$87,000	$116,000	$419,100
Net earnings ($000’s)	$29,500	$98,000	$56,500	$101,700	$285,700
Earnings per share
Basic (note 2)	$0.12	$0.30	$0.17	$0.30	$0.91
Diluted (note 2)	$0.11	$0.28	$0.15	$0.27	$0.83
Cash flow from operating activities ($000’s)	$80,200	$163,900	$84,800	$136,900	$465,800
Total cash costs (per gold ounce) (note 3)	$94	$52	$9	$(73)	$22

	2004
	Q1	Q2	Q3	Q4	Total

Revenues ($000’s)	$48,300	$40,500	$50,400	$51,800	$191,000
Gold produced (ounces)	159,300	138,600	163,800	166,300	628,000
Gold sold (ounces)	107,400	93,600	112,800	113,800	427,600
Average realized gold price (per ounce)	$411	$393	$399	$432	$409
Earnings from operations ($000’s)	$26,700	$16,400	$22,800	$20,100	$86,000
Net earnings ($000’s)	$17,300	$9,200	$9,900	$14,900	$51,300
Earnings per share
Basic (note 2)	$0.09	$0.05	$0.05	$0.08	$0.27
Diluted (note 2)	$0.09	$0.05	$0.05	$0.08	$0.27
Cash flow from operating activities ($000’s)	$(3,500)	11,900	22,300	22,400	53,100
Total cash costs (per gold ounce)	$100	$116	$121	$127	$115

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	Sum of quarterly earnings per share may not equal twelve month total since each quarterly amount is calculated independently of each other.

(3)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue and Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.
Review of Quarterly Financial Results:
Net earnings for the fourth quarter of 2005 were $102 million or $0.30 per share, compared with $15 million or $0.08 per share in 2004. Net earnings increased significantly, primarily due to the acquisition of Wheaton on February 14, 2005, together with higher realized metal prices and a dilution gain on Silver Wheaton of $19 million. Effective April 1, 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. As a result, the results for the second quarter of 2005 include the sale of approximately 276,000 ounces of gold from inventory produced in prior quarters. During the fourth quarter of 2004, negative cash flow from operations was due primarily to the payment of cash taxes.
GOLDCORP     |  5

RESULTS OF OPERATIONS

	2005
								Corporate,
							Silver	other and
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	eliminations	Total

		(note 1,2)	(note 1,3)	(note 1,4)	(note 1,5)		(note 1)	(note 1)
Revenues ($000’s)	$362,000	$299,200	$90,700	$—	$58,800	$37,100	$65,700	$(17,100)	$896,400
Gold produced (ounces)	616,400	192,600	145,300	—	119,500	62,500	—	—	1,136,300
Gold sold (ounces)	814,200	180,300	148,600	—	120,700	80,800	—	—	1,344,600
Average realized gold price (per ounce)	$442	$462	$448	—	$462	$446	$—	$—	$452
Earnings (loss) from operations ($000’s)	$242,900	$134,400	$19,700	$—	$17,000	$3,900	$19,500	$(18,300)	$419,100
Total cash costs (per gold ounce)	$93	$(643)	$119	—	$228	$304	$—	$—	$22

	2004
	Red Lake	Wharf	Corporate	Total

Revenues ($000’s)	$152,200	$26,100	$12,700	$191,000
Gold produced (ounces)	551,900	76,100	—	628,000
Gold sold (ounces)	365,300	62,300	—	427,600
Average realized gold price (per ounce)	$409	$408	$—	$409
Earnings (loss) from operations ($000’s)	$102,700	$3,600	$(20,300)	$86,000
Total cash costs (per gold ounce)	$92	$255	$—	$115

(1)	Includes 100% of Wheaton operating results for the period subsequent to February 14, 2005, the date of acquisition.

(2)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)	Gold produced of 24,700 ounces and gold sold of 18,600 ounces at Amapari has not been included in the above results of operations as Amapari was not in commercial production until January 1, 2006.

(5)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.
6  |     GOLDCORP

SCHEDULE A.1
OPERATIONAL REVIEW
Red Lake Mine

	2005
					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2005	2004

Tonnes of ore milled	59,400	60,600	58,500	56,900	235,400	246,800
Average mill head grade (grams/tonne)	104	79	74	72	82	77
Average recovery rate	97%	97%	97%	97%	97%	97%
Gold produced (ounces)	198,500	142,800	153,700	121,400	616,400	551,900
Gold sold (ounces)	127,400	408,500	147,900	130,400	814,200	365,300
Average realized gold price (per ounce)	$429	$433	$440	$489	$442	$409
Total cash costs (per ounce)	$81	$81	$110	$126	$93	$92

Financial Data

(in thousands)
Revenues	$56,000	$176,900	$65,400	$63,700	$362,000	$152,200
Earnings from operations	$39,200	$129,100	$36,900	$37,700	$242,900	$102,700
The Red Lake mine had another strong year, producing 616,400 ounces of gold at a total cash cost of $93 per ounce, compared with 551,900 ounces of gold at a total cash cost of $92 per ounce in 2004. The average mill feed grade was 82 grams/tonne (2004 – 77 grams/tonne) and recoveries were maintained at 97%. The higher grades in 2005 were offset by the effect of a 7% stronger Canadian dollar relative to the United States dollar compared to 2004, leaving total cash costs virtually unchanged. Prior to March 31, 2005, the Company had adopted a policy of holding back from sale approximately one-third of mine production. This policy was discontinued effective April 1, 2005, and the gold bullion inventory was sold during the second quarter of 2005. Current year gold sales of 814,200 ounces included 199,300 ounces of gold from inventory held at the beginning of the year.
During the year, significant progress was made relating to underground development work required to connect the new shaft to the existing mine. This development work is ahead of schedule, which will allow completion prior to the shaft reaching its full depth. The shaft was advanced by 710 metres in 2005, bringing the depth to 1,408 metres as at December 31, 2005. On surface, the haul road has been upgraded and the new ore loading facility and conveyor near the mill were erected. Completion of the new shaft and related infrastructure is on track for completion in late 2007, with the expanded mill to be ready for operation in mid 2007.
During the year, a comprehensive strategic review of the mine, including the new shaft and related infrastructure, was completed with the goal of optimizing the value of future mine cash flows. A detailed plan was adopted that will reduce capital costs and provide many operational benefits to the mine. The revised plan includes completing the new shaft to a depth of 1,950 meters and connecting the existing underground workings with a decline at the 43 level. The lower mine (below 37 level) will now be completely trackless, allowing far greater flexibility. The small volume of truck haulage using the deeper ramp system will still allow access to a depth of at least 2,600 meters with cost effective capital and operating costs. In conjunction with these concept changes, the mine ventilation is to be further upgraded to accommodate higher mine production and increasing regulatory standards.
As part of the overall project optimization, the mill throughput rate will be expanded by 25% to approximately 1,130 tonnes per day instead of the previously planned expansion rate of 900 tonnes per day. The new shaft has an ultimate hoisting capacity of 3,630 tonnes per day, so it will not be a constraint under the revised plan. As a result of these enhancements, total capital expenditures for the new shaft and surface facilities are estimated to be C$196 million, of which C$96 million remains outstanding.
GOLDCORP     |  7

The new shaft design will allow for sinking to greater depths in the future, as warranted, without impacting normal shaft hoisting operations. The new plan also allows for earlier positioning of exploration drill locations much lower in the mine to facilitate more effective and less expensive deeper exploration.
Planning to integrate the Red Lake mine with the Campbell mine, to be acquired from Placer Dome, has already commenced. As part of its strategic goal to consolidate the Red Lake mining area, Goldcorp has acquired a 10% interest in Wolfden Resources Inc, a company with substantial prospective land holdings in the region.
During 2005, the Company paid income and mining tax instalments of $9 million. Income and mining taxes payable at December 31, 2005 amounted to approximately $60 million, which were paid in February 2006.
Alumbrera Mine (Goldcorp interest – 37.5%)

		2005
						Total	Total
Operating Data	Q1	Q1	Q2	Q3	Q4	2005	2004

		(six weeks)
		(note 1)				(note 1)	(note 1)
Tonnes of ore mined	3,235,300	1,725,600	3,442,900	2,527,400	3,308,900	11,004,800	12,068,400
Tonnes of waste removed	7,190,200	3,540,800	7,535,900	8,188,600	7,667,800	26,933,100	29,797,100
Ratio of waste to ore	2.2	2.1	2.2	3.2	2.3	2.4	2.5
Tonnes of ore milled	3,430,200	1,735,800	3,450,000	3,255,900	3,591,800	12,033,500	13,257,600
Average mill head grade – Gold (grams/tonne)	0.56	0.55	0.58	0.60	0.77	0.63	0.72
– Copper (%)	0.49%	0.46%	0.56%	0.57%	0.65%	0.58%	0.56%
Average recovery rate – Gold (%)	77%	78%	77%	77%	79%	78%	77%
– Copper (%)	90%	89%	91%	89%	91%	90%	90%
Gold produced (ounces)	47,600	23,700	48,900	48,100	71,900	192,600	237,700
Copper produced (thousands of pounds)	32,800	17,200	39,000	36,300	46,800	139,300	145,900
Gold sold (ounces)	50,200	15,200	47,700	48,200	69,200	180,300	226,500
Copper sold (thousands of pounds)	30,000	10,000	33,900	38,600	49,500	132,000	139,200
Average realized price – Gold (per ounce)	$417	$452	$422	$452	$498	$462	$415
– Copper (per pound)	$1.62	$1.62	$1.59	$1.85	$2.28	$1.94	$1.36
Total cash costs (per gold ounce) (note 2)	$(389)	$(397)	$(442)	$(594)	$(871)	$(643)	$(371)

Financial Data

(in thousands)		(note 1)
Revenues	$61,200	$21,200	$65,600	$81,500	$130,900	$299,200	$262,100
Earnings from operations	$32,600	$9,000	$26,300	$36,000	$63,100	$134,400	$145,800

(1)	Alumbrera’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Alumbrera was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2005 would be $166 per ounce of gold and $0.83 per pound of copper (December 31, 2004 – $167 per ounce of gold and $0.50 per pound of copper).
During fiscal 2005, Alumbrera established a new record for tonnes of ore milled, primarily as a result of on-going productivity improvements assisted by the flotation plant expansion completed during 2004.
Average gold grades mined decreased approximately 13% compared with 2004, in line with plan, and are expected to be 10% higher in 2006. Copper grades were in line with 2004 as were gold and copper metallurgical recoveries.
8  |     GOLDCORP

SCHEDULE A.1
Average realized gold and copper prices were 11% and 43% higher, respectively, compared to 2004. Operating costs for the year were adversely affected by inflationary pressures, primarily a doubling of copper concentrate treatment and refining charges, a 36% increase in ocean freight costs, a 60% increase in fuel costs and a 20% increase in electricity, compared with 2004. The effect of the increased costs was offset by higher realized copper prices, resulting in total cash costs of minus $643 per ounce of gold, compared with minus $371 per ounce in 2004. In accordance with the Company’s revenue recognition policy, metal sales prices are subject to adjustment on final settlement. This can be a factor in causing average realized prices to differ from average spot prices.
Alumbrera had an excellent fourth quarter, with higher average grades and excellent recoveries. Record shipments of concentrates were also achieved for the quarter.
In August 2005, Alumbrera announced an increase in ore reserves of more than 10%, which added 500,000 ounces of gold and 375 million pounds of contained copper (Goldcorp’s share – 188,000 ounces of gold and 141 million pounds of copper). Further intensive in-pit resource definition work will be performed with the objective of adding additional ore reserves in 2006. In conjunction with the exploration work, open pit trials of multiple benching and pre-splitting continues to produce excellent results in the upper benches of the mine, further reinforcing the possible opportunities to optimize the pit ore recovered and reduce waste rock volumes.
Initial work has begun on an 8% throughput expansion of the concentrator to a 40 million tonne per annum milling capacity through the installation of a 6.7 megawatt ball mill and ancillary equipment. Orders for major long lead time equipment were placed in 2005. The capital cost of the concentrator expansion is estimated at $16 million (Goldcorp’s share $6 million) with commissioning expected by the end of 2006.
During 2004, Alumbrera accrued cash taxes payable of $46 million (Goldcorp’s share), which were paid in May 2005. Goldcorp’s share of Alumbrera cash taxes accrued for 2005 amounted to $62 million of which $33 million remain to be paid in May 2006.
Earnings from operations of Alumbrera are presented after depreciating the fair value of Alumbrera’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
GOLDCORP     |  9

Luismin Mines

		2005
						Total	Total
Operating Data	Q1	Q1	Q2	Q3	Q4	2005	2004

		(six weeks)
		(note 1)				(note 1)	(note 1)
Tonnes of ore milled	199,000	100,800	218,700	244,100	250,600	814,200	790,100
Average mill head grade – Gold (grams/tonne)	6.59	6.58	6.23	5.55	5.57	5.94	5.58
– Silver (grams/tonne)	394	328	362	332	298	343	297
Average recovery rate – Gold (%)	95%	96%	95%	94%	94%	95%	95%
– Silver (%)	88%	90%	91%	88%	88%	89%	90%
Gold produced (ounces)	40,000	20,400	41,800	41,000	42,100	145,300	132,500
Silver produced (ounces)	1,894,000	961,500	1,974,400	2,005,700	1,855,700	6,797,300	6,665,500
Gold sold (ounces)	38,300	23,300	44,000	39,100	42,200	148,600	132,100
Silver sold (ounces)	1,974,000	1,314,800	1,976,400	2,003,800	1,812,300	7,107,300	6,674,500
Average realized price – Gold (per ounce)	$428	$430	$427	$440	$486	$448	$410
– Silver (per ounce)(note 2)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$5.93
Total cash costs per gold ounce (note 2)	$86	$80	$115	$118	$145	$119	$97

Financial Data

(in thousands)		(note 1)
Revenues	$22,900	$13,800	$25,600	$24,300	$27,000	$90,700	$91,500
Earnings from operations	$5,500	$4,000	$4,500	$4,500	$6,700	$19,700	$42,200

(1)	Luismin’s results are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Luismin was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	Subsequent to October 15, 2004, all Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce (pro forma basis prior to October 15, 2004).
During 2005, Luismin achieved record production for the second consecutive year. Luismin continues to invest in infrastructure and exploration at the San Dimas mine, which has allowed for access to better grades and increased haulage efficiency. During the year, the mill capacity was increased by 30% to 2,100 tonnes per day. This, together with improved ore grades, resulted in an increase in gold production by 25% (silver 16%), compared to 2004 on a full year over year basis. Cash costs were higher during 2005 compared to 2004, due primarily to fuel and labour cost pressures, as well as under-utilization of mill capacity.
Exploration activities continued throughout the year, confirming the continuity of the veins 175 meters below the current mining levels of the high grade zones in the Central Block at San Dimas, and a new breccia-type ore body discovered in the Nukay mine. Proven and probable reserves were increased by 21%, compared with 2004, after taking into account production during the year. Subsequent to December 31, 2005, Silver Wheaton agreed to amend its existing silver contract with Luismin resulting in an increase in ownership of Silver Wheaton by Goldcorp to 62% (refer to Subsequent Events section).
Earnings from operations of Luismin are presented after depreciating the fair value of Luismin’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets. In addition, the prior year earnings from operations included approximately nine months of silver sales at spot prices, prior to Luismin entering into a contract with Silver Wheaton under which silver is sold to Silver Wheaton at $3.90 per silver ounce.
10  |     GOLDCORP

SCHEDULE A.1
Peak Mine

		2005
						Total	Total
Operating Data	Q1	Q1	Q2	Q3	Q4	2005	2004

		(six weeks)
		(note 1)				(note 1)	(note 1)
Tonnes of ore milled	167,300	82,600	165,200	148,700	176,600	573,100	663,400
Average mill head grade – Gold (grams/tonne)	5.95	6.22	6.67	6.94	8.26	7.09	7.40
– Copper (%)	0.61%	0.58%	0.28%	0.46%	0.65%	0.50%	0.58%
Average recovery rate – Gold (%)	90%	91%	88%	89%	93%	90%	90%
– Copper (%)	80%	82%	60%	71%	84%	74%	79%
Gold produced (ounces)	29,000	15,100	31,100	29,700	43,600	119,500	142,700
Copper produced (thousands of pounds)	1,819	864	579	1,065	2,111	4,619	6,695
Gold sold (ounces)	27,800	17,300	27,200	26,200	50,000	120,700	139,700
Copper sold (thousands of pounds)	1,612	1,612	505	734	1,826	4,677	6,361
Average realized price – Gold (per ounce)	$422	$423	442	$449	$493	$462	$413
– Copper (per pound)	$1.36	$1.36	1.53	$1.71	$1.88	$1.70	$1.38
Total cash costs per gold ounce (note 2)	$278	$272	246	$241	$192	$228	$192

Financial Data

(in thousands)		(note 1)
Revenues	$12,100	$8,000	12,300	$11,500	$27,000	$58,800	$63,000
Earnings from operations	$1,700	$1,700	2,100	$1,900	$11,300	$17,000	$23,800

(1)	Peak’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Peak was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.
The Peak mine sold 120,700 ounces of gold for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (2004 – 139,700 gold ounces). Plant capacity was successfully increased by 6% to 700,000 tonnes per annum in July 2005, and mill improvements resulted in better ore processing control, providing improved recoveries in the fourth quarter. These improvements, combined with higher copper prices, produced total cash costs of $228 per gold ounce for the year (2004 – $192 per gold oz), despite inflationary cost pressures and lower average grades, compared with 2004.
Significant improvements were made to the operation during the year, including successful construction and commissioning of the New Cobar underground mine, and plant upgrades and de-bottlenecking. During 2006, the main priority is to increase mill throughput to use full plant capacity of 700,000 tonnes per annum with the aim to ramp up to 750,000 tonnes per annum in 2007.
Exploration work and delineation drilling continues to focus on New Cobar, Upper Peak and Perseverance Zone D, where additional resources have been discovered during the year.
Earnings from operations of Peak are presented after depreciating the fair value of Peak’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
GOLDCORP     |  11

Wharf Mine

	2005
					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2005	2004

Tonnes of ore mined	646,000	584,300	755,500	775,600	2,761,400	3,049,000
Tonnes of ore processed	656,000	561,100	773,900	644,300	2,635,300	3,036,000
Average grade of gold processed (grams/tonne)	1.10	0.99	1.04	0.95	1.00	0.96
Average recovery rate (%)	75%	75%	75%	75%	75%	75%
Gold produced (ounces)	17,700	16,400	11,200	17,200	62,500	76,100
Gold sold (ounces)	34,300	15,700	15,300	15,500	80,800	62,300
Average realized gold price (per ounce)	$431	$429	$444	$497	$446	$408
Total cash costs (per ounce)	$282	$291	$307	$366	$304	$255

Financial Data

(in thousands)
Revenues	$14,900	$7,000	$7,000	$8,200	$37,100	$26,100
Earnings from operations	$2,000	$600	$500	$800	$3,900	$3,600
The Wharf Mine produced 62,500 ounces of gold in 2005 (2004 – 76,100 ounces). Gold sales were 80,800 ounces, compared to 62,300 ounces in 2004. The increase in gold sales is due to the discontinuance of the Company’s previous policy of holding back from sale approximately one-third of mine production. Current year gold sales included 22,000 ounces of gold held as inventory at December 31, 2004.
Total cash costs were $304 per ounce in 2005, compared to $255 per ounce during 2004, primarily as a result of lower tonnes processed and State taxes on gold sales, resulting from higher realized gold prices.
Mine operations will continue throughout 2006 at the Trojan pit and are then expected to cease in the second quarter of 2007. Gold will continue to be produced from the heap leach pads throughout 2007.
The on-going progressive reclamation practice is an important aspect of the successful mine site rehabilitation program at the Wharf and Golden Reward properties. As part of the ongoing program, approximately 26 acres of disturbed land were reclaimed in the Trojan pit area in 2005.
12  |     GOLDCORP

SCHEDULE A.1
Silver Wheaton Corp (Goldcorp interest – 59%)
(100% figures shown)

		2005
						2005	2004
Operating Data	Q1	Q1	Q2	Q3	Q4	Total	Total

		(six weeks)
		(note 1)				(note 1)	(note 1)
Ounces of silver purchased – Luismin	1,974,000	1,314,800	1,976,400	2,003,800	1,812,300	7,107,300	1,387,300
– Zinkgruvan	330,800	223,300	476,200	531,000	335,600	1,566,100	240,500
– Total	2,304,800	1,538,100	2,452,600	2,534,800	2,147,900	8,673,400	1,627,800
Ounces of silver sold – Luismin	1,974,000	1,314,800	2,088,000	2,003,800	1,820,100	7,226,700	1,387,300
– Zinkgruvan	349,000	226,400	580,400	531,000	356,600	1,694,400	117,800
– Total	2,323,000	1,541,200	2,668,400	2,534,800	2,176,700	8,921,100	1,505,100
Average realized silver price (per ounce)	$6.92	$7.04	$7.22	$7.13	$8.03	$7.31	$7.30
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

(in thousands)		(note 1)
Revenues	$16,000	$10,900	$19,300	$18,100	$17,400	$65,700	$11,000
Earnings from operations	$5,300	$3,300	$5,400	$5,100	$5,700	$19,500	$4,300

(1)	Silver Wheaton’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Silver Wheaton was not owned by Goldcorp during 2004, data shown is for comparative purposes only.
Goldcorp acquired a 65% interest in Silver Wheaton, a publicly traded company, on the acquisition of Wheaton effective February 15, 2005. Goldcorp’s ownership was diluted to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to outside interests. Silver Wheaton has agreements to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico and Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. Subsequent to December 31, 2005, Silver Wheaton agreed to amend its existing silver contract with Luismin resulting in an increase in Goldcorp’s ownership to 62% (refer to Subsequent Events section).
Earnings from operations of Silver Wheaton are presented after depreciating the fair value of Silver Wheaton’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
PROJECT DEVELOPMENT REVIEW
Amapari Project
Project commissioning continued during the fourth quarter of 2005, focusing on consistently achieving the design throughput rates for the crushing, agglomeration and stacking systems. During the fourth quarter, 532,000 tonnes of ore grading 2.68 grams/tonne (contained gold of 45,900 ounces) were stacked on the heap leach pads and placed under irrigation. Mining of ore and pre-stripping of waste continued during the fourth quarter from five pits, with 3.6 million tonnes of waste removed and 550,000 tonnes of ore mined. During the year, 918,000 tonnes of ore were stacked on the heap leach pads, grading 2.54 grams/tonne (contained gold of 74,800 ounces) and 7.4 million tonnes of waste were mined. The mining fleet is now fully equipped, with all large haul trucks commissioned and put into operation. During the fourth quarter, commissioning also continued on the hydrometallurgical plant, with a total of 24,700 ounces of gold poured, and construction of the main workshop, reclaimer and spent ore conveyor system was also completed. Commercial production was achieved effective January 1, 2006.
GOLDCORP     |  13

At December 31, 2005, direct construction costs for the project totaled $83 million. These costs continued to be negatively impacted by the strong Brazilian currency, which has appreciated against the United States dollar by 32% since construction commenced. This currency appreciation, together with oil and steel price increases, has increased total costs by approximately $29 million above budget. Also, additional expenditures of $27 million have been incurred, which were originally anticipated in 2006 and future years, in order to increase mining flexibility. These expenditures primarily relate to additional mining fleet and pre-stripping costs.
Infill drilling in the main pit continues to assist long term open pit and underground mine planning. Exploration activities continue at Urucum East where diamond drilling has intersected 11.6 metres at 2.15 grams/tonne of gold. Ground geophysical surveys have commenced at Timbo where a 3 kilometer trend of prospective terrain was previously outlined. Exploration work programs consisting of mapping and sampling were undertaken on three other projects within the 120 kilometer long tenement package.
Los Filos/Bermejal Project
On March 31, 2005, Goldcorp completed the acquisition of the 2.4 million ounce Bermejal gold deposit in Mexico for cash consideration of $70 million, from a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation. The Bermejal gold deposit is located just 2 kilometres south of Goldcorp’s Los Filos gold deposit.
The Company plans to develop the two deposits as a single operation with two open pits and one single heap leach pad facility. A detailed engineering study for the combined project will be completed during the first quarter of 2006.
Several primary infrastructure development activities commenced during 2005 such as upgrading the existing road and construction of power and water supply systems, which are expected to be completed during March 2006.
Pre-stripping of the Los Filos pit was commenced, with the arrival of the mine equipment for this pit. All of the mine equipment required for the Bermejal pit, as well as all the major process equipment, was ordered during the year in order to secure adequate delivery dates.
Environmental permits for infrastructure works and the development of both pits have been obtained. Environmental impact assessments, which include the new pad area and both pits, as well as the land use change technical study and the environmental risk analysis have been approved by the Mexican Government Agency. All significant permits required have now been received.
Capital expenditures to December 31, 2005 amounted to $84 million and commercial production is projected to commence at the end of the first quarter of 2007.
EXPENSES

(in thousands)	2005	2004	2003

Depreciation and depletion	$135,264	$21,387	$25,225
Corporate administration	29,943	10,367	10,303
Exploration	8,035	6,701	3,006
Depreciation and depletion, which relates to mining activities, increased to $135 million for the year, compared to $21 million in 2004 and $25 million in 2003, primarily as a result of the acquisition of Wheaton mining assets effective February 15, 2005 and the resulting fair value allocation to those assets.
Corporate administration costs increased during 2005, compared to the same period in 2004 and 2003, due primarily to increased corporate activity relating to the Wheaton acquisition and the consolidation of Wheaton’s operating results in 2005.
Exploration costs increased slightly during 2005, compared to 2004, due primarily to the consolidation of Wheaton’s operating results in 2005. The increase in total explorations costs from 2003 to 2005 reflects ongoing efforts to search for additional ore bodies, primarily in the Red Lake district.
14  |     GOLDCORP

SCHEDULE A.1
OTHER INCOME (EXPENSE)

(in thousands)	2005	2004	2003

Interest and other income	$9,244	$9,354	$8,905
Stock option expense	(13,876)	(5,081)	(2,275)
Gain on foreign exchange	474	211	(1,164)
Gain (loss) on marketable securities, net	10,142	(9,006)	10,230
Dilution gain	18,732	—	—
Corporate transaction costs	(3,592)	—	—

	$21,124	$(4,522)	$15,696

As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5.3 million. During the year, the Company granted 5,095,000 stock options vesting over a period of three years, with a fair value of $20.4 million. Of this, stock option expense of $7.9 million has been recognized in the year, $8.4 million will be recognized in 2006, $3.3 million in 2007 and $0.8 million in 2008.
During the current year, the Company realized gains on disposal of marketable securities held of $10.1 million. In 2004, the Company recorded a $9.0 million provision for decline in the value of marketable securities while in 2003, the Company recorded gains of $10.2 million. During 2005, the Company disposed of certain non-core assets, including industrial minerals and oil and gas operations, for a net gain of approximately $0.5 million, included in other income.
During the fourth quarter of 2005 Silver Wheaton, a publicly traded company, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%. As a result of the dilution in share ownership, a dilution gain of $18.7 million arose, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved.
Corporate transaction costs in 2005, pertaining to the acquisition of Wheaton, in the amount of $3.6 million relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under current accounting standards and thus have been expensed.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2005 totalled $142.4 million, approximately 34% of earnings before taxes and dilution gain. In 2004, income and mining taxes were $30.1 million, or 37% of earnings before taxes (2003 – $54.0 million or 37%).
The lower effective tax rate during 2005 is due to the lower statutory tax rates applicable to the Wheaton operations. The statutory tax rate at Goldcorp’s Canadian operations is approximately 40% while the combined statutory tax rate at the Wheaton operations is approximately 30%.
NON-CONTROLLING INTERESTS
During the year ended December 31, 2005, Goldcorp acquired an 82% interest in Wheaton, which resulted in an 18% non-controlling interest in the amount of $141.9 million. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3.5 million. Goldcorp acquired the 18% non-controlling interests’ share of Wheaton on April 15, 2005.
A further non-controlling interest, in the amount of $54.9 million, arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of
GOLDCORP     |  15

additional shares by Silver Wheaton to non-controlling interests. The non-controlling interests, share of Silver Wheaton net earnings for the year ended December 31, 2005 amounted to $8.6 million.
NON-GAAP MEASURE – PRO FORMA ADJUSTED NET EARNINGS
“Pro Forma Adjusted Net Earnings” when used with respect to Goldcorp net earnings for the year ended December 31, 2005, refers to net earnings that include 100% of the earnings of Goldcorp and Wheaton for the full year, adjusted for certain items that management of Goldcorp believes facilitates the evaluation of future operations. Pro Forma Adjusted Net Earnings excludes non-recurring stock option expenses and corporate transaction costs (including investment banking, legal, and other fees relating to the acquisition of Wheaton) and includes adjustments for gold bullion withheld or sold during the period and estimated additional depreciation and depletion. Management believes that such adjustments are appropriate. Pro Forma Adjusted Net Earnings should not be construed as an alternative to net earnings determined in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of Pro Forma Adjusted Net Earnings to net earnings, based on the financial statements prepared in accordance with GAAP, see “Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings”. Pro Forma Adjusted Net Earnings is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, and may differ from methods by which other companies calculate such measures and, accordingly, such measures as used herein may not be comparable to similarly titled measures used by other companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.
Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings

(in thousands)	2005	2004	2003

Net earnings	$285,698	$51,347	$98,804
Non-controlling interest in Wheaton (note 1)	3,548	—	—
Wheaton:
Results for January 1 – February 14, 2005 (note 2)	17,145	—	—
Estimated additional depreciation and depletion (note 3)	(4,383)	—	—

	302,008	51,347	98,804

Corporate transaction costs (note 4)	6,099	—	—
Gold bullion adjustments (note 5)	(39,392)	32,900	(13,100)

Pro forma adjusted net earnings	$268,715	$84,247	$85,704

(1)	Add back non-controlling interest arising from Goldcorp only owning 82% of Wheaton between February 15 and April 15, 2005.

(2)	Includes 100% of Wheaton earnings from January 1 to February 14, 2005, adjusted for the non-recurring corporate transaction costs incurred by Wheaton to effect the merger.

(3)	Represents estimated additional depreciation and depletion if Wheaton had been acquired on January 1, 2005.

(4)	Represents adjustment for the non-recurring corporate transaction costs incurred by Goldcorp to effect the merger. This includes stock option expenses incurred from the immediate vesting of all unvested options as a result of the transaction.

(5)	Represents adjustment to recognize earnings on all gold bullion withheld from sale, or sold, during the period. During the second quarter of 2005 the Company decided to abandon its previous policy to withhold gold bullion production and sold its bullion inventory.
16  |     GOLDCORP

SCHEDULE A.1
Reconciliation of Pro Forma Adjusted Basic Earnings per Share
The number of shares used in the computation of pro forma adjusted basic earnings per share is as follows:

(in thousands)	2005	2004	2003

Weighted-average number of Goldcorp shares outstanding for the period	314,292	189,723	183,574
Adjustment to reflect acquisition of 100% of Wheaton, assumed to be effective January 1, 2005	21,631	—	—

Pro forma weighted average number of shares outstanding for period	335,923	189,723	183,574

Pro forma adjusted net earnings	$268,715	$84,247	$85,704

Pro forma adjusted basic earnings per share	$0.80	$0.44	$0.47

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except gold ounces sold and per ounce amounts)	2005	2004	2003

Operating expenses per financial statements	$304,032	$66,601	$86,963
Industrial minerals operating expense	(9,881)	(11,723)	(11,747)
Treatment and refining charges on concentrate sales	49,376	—	—
By-product silver and copper sales, and other	(304,788)	(3,535)	(3,267)
Non-cash adjustments	(9,548)	(2,168)	(4,156)

Total cash costs	$29,191	$49,175	$67,793

Divided by gold ounces sold	1,344,600	427,600	677,900

Total cash costs per ounce	$22	$115	$100

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2005 the Company held cash and cash equivalents of $562 million (December 31, 2004 – $333 million) and had working capital of $582 million (December 31, 2004 – $400 million).
In the opinion of management, the working capital at December 31, 2005, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $4,066 million at December 31, 2005 from $702 million at December 31, 2004, primarily as a result of the acquisition of Wheaton. The Wheaton acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $3,069 million, an increase in total liabilities of $860 million, and an increase in shareholders’ equity of $2,209 million. Mining interests increased by $2,502 million, representing the fair value of Wheaton’s mining properties acquired, and goodwill was recorded of $149 million. Future income tax liabilities of $632 million were accrued on the acquisition and will be amortized to income
GOLDCORP     |  17

as the related mining interests are depreciated or depleted. The accounting for income taxes uses the liability method which takes into consideration the differences between accounting and tax values of all assets and liabilities. In particular, on business acquisitions, the Company grosses up the value of mining interests acquired to reflect the recognition of future income tax liabilities for the tax effect of such differences.
During the year, the Company generated operating cash flows of $466 million compared with $53 million during 2004. The favourable non-cash operating working capital movement of $47 million during the year ended December 31, 2005 primarily resulted from the second quarter sale of the gold bullion inventory, and accrued taxes of $93 million as at December 31, 2005, to be paid in 2006. Conversely, a negative non-cash operating working capital movement of $49 million during the year ended December 31, 2004 was largely due to cash tax payments.
The acquisition of Wheaton during 2005 resulted in net cash acquired of $132 million after cash payments of acquisition costs. In January 2005, the Company invested cash of $70 million to acquire the Bermejal property in Mexico. During the year ended December 31, 2005, the Company invested a total of $278 million in mining interests, including $58 million at Red Lake, $125 million at the Luismin operations, $64 million at Amapari and $20 million at Peak.
Cash dividend payments for the year totalled $151 million, primarily due to the payment of a special $0.50 per share cash dividend, totalling approximately $95 million, during the first quarter. The Company paid a monthly dividend of $0.015 per share, resulting in further cash dividend payments for the year of $56 million.
As of March 3, 2006, there were 341 million common shares of the Company issued and outstanding and 13.6 million stock options outstanding under its share option plan. In addition, the Company had 7 million share purchase warrants outstanding (exchangeable for 14.5 million common shares) and 161.5 million Series A, B and C share purchase warrants outstanding (exchangeable for 40.4 million common shares), issued in exchange for existing Wheaton share purchase warrants.
Derivative instruments
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Contractual obligations
Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39 million relates to 2007. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 – $5,267,000; 2003 – $6,672,000). Following is a schedule of future minimum rental and lease payments required:

(in thousands)

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total minimum payments required	$17,111

18  |     GOLDCORP

SCHEDULE A.1
Related party transactions
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert R. McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling approximately $4 million. During the year, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.
RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.
Metal prices
Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2006 budgeted net earnings by approximately 21%, 2% or 5%, respectively, excluding the impact of the Placer assets to be acquired.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.
Government regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Foreign operations
The Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the
GOLDCORP     |  19

awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Environmental
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $2,981 million at December 31, 2005, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized
20   |       GOLDCORP

SCHEDULE A.1
costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
Investment in Alumbrera
The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2005 and found them to meet required standards.
GOLDCORP      |  21

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This Section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:
1)	financial instruments and non-financial derivatives represent rights or obligations that meet the definitions of assets or liabilities and should be reported in financial statements;

2)	fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3)	only items that are assets or liabilities should be reported as such in financial statements; and

4)	special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.
The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
During 2005, the CICA also issued Section 3861, Financial Instruments — Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In April 2005 the CICA issued Section 3865, Hedges. This Section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. This Section is based on the same four fundamental decisions that serve as cornerstones to Financial Instruments — Recognition and Measurement, Section 3855- above. Accordingly, this Section does not affect whether a financial instrument or other derivative is reported in the financial statements. The special accounting permitted by this Section does not affect the requirement that all derivative financial instruments be measured at fair value. This Section generally does not permit gains or losses on hedging items to be deferred in the balance sheet as if they were assets or liabilities. This Section contains requirements that specify when a hedge may qualify for special accounting. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In 2005 the CICA issued Section 3831, Non-Monetary Transactions. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in
22  |     GOLDCORP

SCHEDULE A.1
former CICA Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

•	the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
The “commercial substance” criterion replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In April 2005, the CICA issued Section 3051, Investments which continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
On March 2, 2006, the CICA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The Emerging Issues Committee reached a consensus that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity. The Committee reached a consensus that capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The Committee noted that the reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The accounting treatment as described in this Abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company is currently evaluating the implications of this announcement.
OUTLOOK
Goldcorp is the world’s lowest cost million ounce gold producer. Production in 2006 is expected to approximate 2 million ounces of gold on an annualized basis, at a total cash cost of less than $150 per ounce, following the acquisition of certain Placer assets from Barrick.
GOLDCORP     |  23

SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS
(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer Dome”) for approximately $10.1 billion in shares and cash and, in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006, following Barrick’s acquisition of 100% of the Placer Dome common shares.

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances, $500 million from its existing revolving credit facilities, and new credit facilities of $900 million. The new $900 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $450 million. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise.

(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc. (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and Goldcorp will retain the Éléonore project. The new public exploration company will hold all other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project. The transaction is valued at approximately $445 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the total common shares outstanding after giving effect to this transaction. Completion of the transaction is subject to approval by Virginia shareholders and receipt of regulatory approvals and is expected to close during April 2006.

(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.
24  |     GOLDCORP

SCHEDULE A.1
Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.

(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore. In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by March 15, 2006.
GOLDCORP     |  25

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business – Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Readers should refer to the respective annual information forms of Goldcorp and Wheaton River Minerals Ltd., each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.
26  |     GOLDCORP

Exhibit 99.3
SCHEDULE A.1
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

Ian Telfer	Peter Barnes
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, British Columbia
March 3, 2006
Report of Independent Registered Chartered Accountants
To the Shareholders of
Goldcorp Inc
We have audited the consolidated balance sheet of Goldcorp Inc as at December 31, 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated February 7, 2005, except as to note 15 which is as of February 14, 2005, expressed an unqualified opinion on those statements.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 3, 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
February 7, 2005 (except as to Note 15 which is as of February 14, 2005)
28  |     GOLDCORP

KPMG LLP	Telephone	(416)777-8500
Chartered Accountants	Telefax	(416)777-8818
Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court	Internet	www.kpmg.ca
Toronto ON M5L 1B2
Comments by Auditors for U.S. Readers
on Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of a company’s financial statements. As described in note 15(i) to the consolidated financial statements of Goldcorp Inc. as at December 31, 2004, the Company has adopted the provisions of SFAS No. 123, “Accounting for Stock Based Compensation” effective January 1, 2003 in its reconciliation of significant differences between Canadian and United States generally accepted accounting principles. Our report to the shareholders dated February 7, 2005 except as to Note 15 which is as of February 14, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
Toronto, Canada
February 7, 2005
(except as to Note 15 which is as of February 14, 2005)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.
GOLDCORP     |  29

Consolidated Statements of Earnings
Years Ended December 31
(US dollars and shares in thousands, except per share amounts)

	Note	2005	2004	2003

Revenues		$896,408	$191,016	$262,642

Operating expenses		304,032	66,601	86,963
Depreciation and depletion		135,264	21,387	25,225

Earnings from mine operations		457,112	103,028	150,454

Corporate administration		29,943	10,367	10,303
Exploration		8,035	6,701	3,006

Earnings from operations		419,134	85,960	137,145

Other income (expense)
Interest and other income		9,244	9,354	8,905
Stock option expense	14	(13,876)	(5,081)	(2,275)
Gain (loss) on foreign exchange		474	211	(1,164)
Gain (loss) on marketable securities, net		10,142	(9,006)	10,230
Dilution gain	13	18,732	—	—
Corporate transaction costs	6	(3,592)	—	—

		21,124	(4,522)	15,696

Earnings before taxes and non-controlling interests		440,258	81,438	152,841
Income and mining taxes	7	142,370	30,091	54,037
Non-controlling interests	13	12,190	—	—

Net earnings		$285,698	$51,347	$98,804

Earnings per share	14
Basic		$0.91	$0.27	$0.54
Diluted		0.83	0.27	0.53
Weighted-average number of shares outstanding
Basic		314,292	189,723	183,574
Diluted		345,394	193,685	188,179
30  |     GOLDCORP

Consolidated Balance Sheets
At December 31
(US dollars in thousands)

	Note	2005	2004

Assets
Current
Cash and cash equivalents		$562,188	$333,375
Gold bullion (market value: $nil; 2004 – $96,363)		—	33,895
Marketable securities (market value: $16,086; 2004 – $31,006)		11,264	22,873
Accounts receivable		75,160	7,197
Income and mining taxes receivable		2,774	12,269
Future income and mining taxes	7	26,558	—
Inventories and stockpiled ore	8	77,182	15,329
Other		17,225	1,735

		772,351	426,673
Mining interests	9	2,980,762	264,949
Goodwill	9	142,654	—
Silver contract	5	74,639	—
Stockpiled ore	8	51,063	—
Long-term investments (market value: $41,056; 2004 – $nil)		33,563	—
Other		10,950	9,896

		$4,065,982	$701,518

Liabilities
Current
Accounts payable and accrued liabilities		$97,523	$25,507
Income and mining taxes payable		93,287	—
Future income and mining taxes	7	—	1,149

		190,810	26,656
Future income and mining taxes	7	728,079	70,610
Reclamation and closure cost obligations	11	57,724	26,403
Future employee benefits and other	12	7,005	—

		983,618	123,669

Non-controlling interests	13	108,601	—

Shareholders’ Equity
Capital stock	14	2,653,751	386,703
Cumulative translation adjustment		101,927	107,741
Retained earnings		218,085	83,405

		2,973,763	577,849

		$4,065,982	$701,518

Commitments and contingencies (note 17)
 Subsequent events (note 20)

Approved by the board:

Ian Telfer	Douglas Holtby
Director	Director
GOLDCORP     |  31

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in thousands)

	Note	2005	2004	2003

Operating Activities
Net earnings		$285,698	$51,347	$98,804
Reclamation expenditures	11	(3,598)	(744)	(346)
Items not affecting cash
Depreciation and depletion		135,264	21,387	25,225
(Gain) loss on marketable securities, net		(10,142)	9,006	(10,230)
Future income and mining taxes		7,118	18,599	4,123
Stock option expense	14	13,876	5,081	2,275
Non-controlling interests	13	12,190	—	—
Dilution gain	13	(18,732)	—	—
Other		(2,942)	(2,881)	(2,208)
Change in non-cash working capital	15	47,024	(48,692)	(22,477)

Cash provided by operating activities		465,756	53,103	95,166

Investing Activities
Mining interests		(277,510)	(56,125)	(74,528)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	132,446	—	—
Acquisition of Bermejal property	4	(70,010)	—	—
Purchase of marketable securities		(8,205)	(22,594)	(88,823)
Proceeds on sale of marketable securities		36,034	4,639	94,134
Purchase of long-term investments		(33,563)	—	—
Purchase of gold bullion		—	—	(8,160)
Proceeds on sale of purchased gold bullion		—	—	45,112
Other		—	987	(859)

Cash used in investing activities		(220,808)	(73,093)	(33,124)

Financing Activities
Common shares issued, net		44,014	3,520	26,979
Dividends paid to common shareholders		(151,018)	(53,071)	(28,375)
Shares issued by subsidiary to non-controlling interests		86,737	—	—
Other		(1,228)	—	—

Cash used in financing activities		(21,495)	(49,551)	(1,396)

Effect of exchange rate changes on cash		5,360	23,962	57,475

Increase (decrease) in cash and cash equivalents		228,813	(45,579)	118,121

Cash and cash equivalents, beginning of year		333,375	378,954	260,833

Cash and cash equivalents, end of year		$562,188	$333,375	$378,954

Cash and cash equivalents is comprised of:
Cash		$17,717	$7,490	$5,628
Cash equivalents		544,471	325,885	373,326

		$562,188	$333,375	$378,954

Supplemental cash flow information (note 15)
32  |     GOLDCORP

Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(US dollars, shares and warrants in thousands)

	Capital Stock
			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2003	182,390	$332,738	$16,110	$—	$(14,627)	$14,700	$348,921
Stock options exercised	6,884	26,979	—	—	—	—	26,979
Fair value of stock options issued and vested	—	—	—	2,275	—	—	2,275
Dividends declared	—	—	—	—	—	(50,146)	(50,146)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	80,909	—	80,909
Net earnings	—	—	—	—	—	98,804	98,804

At December 31, 2003	189,274	359,717	16,110	2,275	66,282	63,358	507,742
Stock options exercised	706	3,529	—	(9)	—	—	3,520
Fair value of stock options issued and vested	—	—	—	5,081	—	—	5,081
Dividends declared	—	—	—	—	—	(31,300)	(31,300)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	41,459	—	41,459
Net earnings	—	—	—	—	—	51,347	51,347

At December 31, 2004	189,980	363,246	16,110	7,347	107,741	83,405	577,849
Issued pursuant to Wheaton acquisition (note 3)	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763

Shareholders’ Equity (note 14)
GOLDCORP     |  33

Notes to the Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003
(in United States dollars, except where noted, tabular amounts in thousands)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) during the year (note 3), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”)	Canada	100%	Consolidated	Red Lake mine

Minera Alumbrera Ltd (“Alumbrera”) (1)	Argentina	37.5%	Proportionately	Alumbrera mine
			consolidated
			(note 2 (d))

Luismin SA de CV (“Luismin”) (1)	Mexico	100%	Consolidated	San Dimas, San Martin and
				Nukay mines and Los Filos/
				Bermejal development
				project

Peak Gold Mines Pty Ltd (“Peak”) (1)	Australia	100%	Consolidated	Peak mine

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Mineraçao Pedra Branco do Amapari Ltda	Brazil	100%	Consolidated	Amapari development project
(“Amapari”) (1)

Silver Wheaton Corp (“Silver Wheaton”) (1)	Canada	59%	Consolidated	Silver contracts in Mexico
				and Sweden

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3).
All intercompany transactions and balances have been eliminated.
(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.
34  |     GOLDCORP

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(f)	Marketable securities

Marketable securities are carried at the lower of cost or market value.

(g)	Inventories and stockpiled ore

Work-in-process inventories, stockpiled ore and finished goods are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

(h)	Mining interests

Mining interests represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 9. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration
GOLDCORP     |  35

potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 9. At least annually or when otherwise appropriate, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to maintain current production are included in operations.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver contract

Contracts for which settlement is called for in silver are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using
36  |     GOLDCORP

estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down to fair value is recorded with a charge to operations.

(k)	Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.

(l)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(m)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations. A change in estimated discount rates is reviewed annually or as new information becomes available.

(n)	Non-controlling interests

Non-controlling interests exist on less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(o)	Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the CTA balance will remain the same until reporting units which gave rise to the CTA balance is disposed of or retired. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it has been determined that as of April 1, 2005, the United States dollar is the reporting and measurement
GOLDCORP     |  37

currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada, including those of Wheaton, previously applied the United States dollar as their reporting and measurement currency and therefore translated their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants, and restricted share units with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(q)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded for those options.

(r)	Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The fair value of the financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.

(s)	Comparative amounts

Certain comparative information has been reclassified to conform to the current year’s presentation.
3.	BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under
38  |     GOLDCORP

the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:
Purchase price

Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887,431
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290,839
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30,794
Acquisition costs	25,959

$2,235,023

Net assets acquired:
Cash and cash equivalents	$168,663
Marketable securities	4,348
Other non-cash operating working capital	810
Mining interests	2,502,116
Silver contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Future income taxes, net	(631,789)
Reclamation and closure cost obligations	(24,457)
Future employee benefits	(5,296)
Other liabilities	(10,258)
Non-controlling interest in Silver Wheaton (35%) (note 13)	(54,908)

Net identifiable assets	2,085,771

Residual purchase price allocated to goodwill (note 9)	149,252

$2,235,023

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options have been valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton are net of acquisition costs and other non-operating liabilities incurred by Wheaton and directly related to the acquisition.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with recent accounting
GOLDCORP     |  39

pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.

4.	ACQUISITION

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometres south of Goldcorp’s Los Filos gold deposit. The Company plans to develop the two deposits as a single project, the Los Filos/Bermejal project, and a detailed engineering study for the combined project is scheduled to be completed in March, 2006.

5.	SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at December 31, 2005 is $74,639,000 which is being amortized to operations on a unit-of-sale basis.

6.	CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards. These costs have been expensed in the amount of $3,592,000 for the year ended December 31, 2005.
40  |     GOLDCORP

7.	INCOME AND MINING TAXES

	2005	2004	2003

Current income and mining tax expense	$135,252	$11,492	$49,914
Future income and mining tax expense	7,118	18,599	4,123

	$142,370	$30,091	$54,037

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2005	2004	2003

Earnings before income taxes	$440,258	$81,438	$152,841
Canadian federal and provincial income tax rates	38.5%	40.0%	40.0%

Income tax expense based on above rates	169,450	32,575	61,136

Increase (decrease) due to:
Provincial mining taxes	20,695	7,460	11,855
Non-deductible expenditures	6,197	2,016	904
Resource allowance	(17,480)	(9,009)	(13,784)
Lower statutory tax rates on earnings of foreign subsidiaries	(15,627)	(191)	(28)
Dilution gain not subject to tax	(7,210)	—	—
Foreign exchange and other permanent differences	(6,543)	—	—
Mining duties deduction	(2,343)	(1,468)	(3,266)
Non-taxable portion of realized capital (gains) losses	(2,618)	1,787	(2,325)
Canadian exploration expenses recognized	(1,715)	—	—
Realization of future tax asset not previously recognized	(1,357)	(920)	—
Other	921	(2,159)	(455)

	$142,370	$30,091	$54,037

The components of future income taxes are as follows:

	2005	2004

Future income and mining tax assets
Non-capital losses	$13,216	$111
Deductible temporary differences and other	49,818	22,202

Value of future income tax and mining assets	63,034	22,313
Recoverable asset taxes	1,491	—
Valuation allowance	(14,557)	(12,032)

	49,968	10,281

Future income and mining tax liabilities
Total taxable temporary differences	(751,489)	(82,040)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$26,558	$—
Future income and mining tax liabilities	(728,079)	(71,759)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

GOLDCORP     |  41

Tax Loss Carry Forwards

At December 31, 2005, the Company had non-capital losses available for tax purposes in foreign jurisdictions of $37,527,000 net of valuation allowance that expire from 2006 to 2015.

8.	INVENTORIES AND STOCKPILED ORE

	2005	2004

Supplies	$25,071	$4,146
Finished goods	16,699	644
Work in process	29,122	10,539
Stockpiled ore	57,353	—

	128,245	15,329
Less: non-current stockpiled ore	51,063	—

	$77,182	$15,329

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.

9.	MINING INTERESTS

	2005			2004
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$2,532,984	$205,223	$2,327,761	$287,715	$134,429	$153,286
Plant and equipment	794,895	141,894	653,001	223,662	111,999	111,663

	$3,327,879	$347,117	$2,980,762	$511,377	$246,428	$264,949

A summary by property of the net book value is as follows:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Red Lake mine, Canada	$184,218	$—	$184,218	$105,274	$289,492	$252,149
Alumbrera mine, Argentina	420,425	35,456	455,881	268,782	724,663	—
Luismin mines, Mexico (i)	148,436	613,886	762,322	80,348	842,670	—
Peak mine, Australia	33,358	109,609	142,967	26,058	169,025	—
Amapari project, Brazil	—	183,714	183,714	85,018	268,732	—
Los Filos/Bermejal project, Mexico	—	337,386	337,386	84,434	421,820	—
El Limón and other projects, Mexico	—	254,217	254,217	1,995	256,212	—
Wharf mine, United States	6,098	—	6,098	87	6,185	7,897
Corporate and other	958	—	958	1,005	1,963	4,903

	$793,493	$1,534,268	$2,327,761	$653,001	$2,980,762	$264,949

(i)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Silver interests	$32,872	$167,149	$200,021	$—	$200,021	$—
42   |      GOLDCORP

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	December 31		Dilution of	December 31
	2004	Additions	ownership	2005

Luismin	$—	$74,252	$—	$74,252
Silver Wheaton	—	75,000	(6,598)	68,402

	$—	$149,252	$(6,598)	$142,654

10.	BANK CREDIT FACILITIES
(a)	The Company has an Aus$5,000,000 ($3,668,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2005. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(b)	During 2005, the Company cancelled a $300 million acquisition facility and a $75 million revolving working capital facility, both of which were undrawn.

(c)	On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. The facility is undrawn as at December 31, 2005.
11.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $49,890,000 (2004 – $21,204,000) reflecting payments for approximately the next 55 years. The present value of obligations relating to inactive mines is currently estimated at $7,834,000 (2004 – $5,199,000) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2005 is $57,724,000 (2004 – $26,403,000). The undiscounted value of this liability is $78,227,000 (2004 – $39,399,000). An inflation rate assumption of 2% has been used. An accretion expense component of $8,149,000 (2004 – $1,329,000) has been charged to operations in 2005 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2005	2004

Reclamation and closure cost obligations – January 1	$26,403	$21,850
Arising on acquisition of Wheaton (note 3)	24,457	—
Reclamation expenditures	(3,598)	(744)
Accretion expense	8,149	1,329
Revisions in estimates and liabilities incurred	2,313	3,968

Reclamation and closure cost obligations – December 31	$57,724	$26,403

GOLDCORP      |   43

12.	FUTURE EMPLOYEE BENEFITS AND OTHER

Future employee benefits and other consist of a defined benefit pension plan for certain Mexican employees and certain future employee benefits for Australian and Mexican employees.

13.	NON-CONTROLLING INTERESTS

On February 14, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3) which resulted in the recording of an 18% non-controlling interest of $141,850,000. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000. During the same period, Wheaton issued common shares to non-controlling interests from the exercise of stock options and warrants in the amount of $3,255,000. Goldcorp acquired the remaining 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year following the issuance of additional shares by Silver Wheaton to non-controlling interests. This dilution of the Company’s interest gave rise to a gain of $18,732,000 which has been recognized in operations for the current year.

The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2005		$—
Arising upon acquisition of Wheaton		54,908
Shares issued to non-controlling interests, net	$83,482
Less: increase in net assets attributable to Goldcorp	(48,307)
Add: Book value of dilution of Goldcorp’s share of net assets	9,876	45,051

		99,959

Share of net earnings of Silver Wheaton		8,642

At December 31, 2005		$108,601

Subsequent to December 31, 2005, the Company’s ownership interest in Silver Wheaton will increase to 62% following the issuance to the Company of 18 million common shares and a $20 million promissory note (note 20).

Total non-controlling interest for the year on the statement of earnings is comprised of $8,642,000 related to Silver Wheaton and $3,548,000 related to Wheaton for the period February 15 to April 15, 2005.

14.	SHAREHOLDERS’ EQUITY

	2005	2004

Common shares	$2,322,491	$363,246
Share purchase warrants (a)	286,828	16,110
Stock options (b)	44,432	7,347

	$2,653,751	$386,703

At December 31, 2005, the Company had 339,642,000 common shares outstanding (December 31, 2004 – 189,980,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants
The payment of a special dividend (note 3) during February 2005 resulted in an adjustment to the exchange ratio of Goldcorp’s warrants outstanding prior to the acquisition of Wheaton – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant. Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp issued 174.8 million Series A, B and C
44   |      GOLDCORP

share purchase warrants to the former Wheaton share purchase warrant holders. Each share purchase warrant is exercisable for 0.25 Goldcorp common shares at prices ranging from C$1.65 to C$3.10 (or C$6.60 to C$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.

The following table summarizes information about the share purchase warrants outstanding at December 31, 2005:

					Common
					shares to be
	Warrants				received
(in thousands of warrants and	outstanding			Exchange	upon exercise	Effective price
shares)	and exercisable	Exercise price		ratio	of warrants	per share		Expiry date

US dollar Warrants	3,991		$25.00	2.08	8,302		$12.02	April 30, 2007

Canadian dollar Warrants
Series A and C	97,371	C$	1.65	0.25	24,343	C$	6.60	May 30, 2007
Series B	64,133		3.10	0.25	16,033		12.40	August 25, 2008
Share purchase warrants	3,000		20.00	2.08	6,240		9.62	May 13, 2009

					46,616	C$	9.00

(b)	Stock Options

On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3% (2004 – 4%); dividend yield of 1% (2004 – 1%); volatility factor of the expected market price of the Company’s common stock of 30% (2004 – 42%); and a weighted average expected life of the options of fours years (2004 – five years). The fair value of the options is expensed over the vesting period of the options. No compensation expense had been recorded for stock options issued before January 1, 2003. As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5,320,000. On April 15, 2005, as a result of the Wheaton acquisition, Wheaton stock options with a fair value of $30,794,000 were converted to 4.9 million Goldcorp stock options, all of which are fully vested and are exercisable at prices ranging from C$2.28 to C$15.68, with expiry dates ranging from 2006 to 2010.

In addition, during the year, the Company granted 5,095,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$19.23 to C$23.39 per option, expire in 2015, and have a total fair value of $20,338,000. Compensation expense of $7,905,000 has been recognized during the year and the remainder will be recognized as the stock options vest.
GOLDCORP      |   45

     A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
(in thousands, except per option amounts)	Outstanding	Exercise Price

At January 1, 2003	10,890	C$	6.92
Granted	2,176		17.62
Exercised	(6,884)		(5.21)
Cancelled	(170)		(9.64)

At January 1, 2004	6,012		12.68
Granted	1,335		16.89
Exercised	(706)		(6.64)
Cancelled	(497)		(16.47)

At December 31, 2004	6,144		13.98
Issued in connection with acquisition of Wheaton	4,917		9.52
Granted	5,095		19.31
Exercised	(2,545)		(10.11)
Cancelled	(34)		(17.66)

At December 31, 2005	13,577	C$	15.08

The following table summarizes information about the options outstanding at December 31, 2005:

	Options Outstanding				Options Exercisable
				Weighted	Options			Weighted
				Average	Outstanding			Average
	Options	Weighted		Remaining	and	Weighted		Remaining
	Outstanding	Average		Contractual	Exercisable	Average		Contractual
Exercise Prices (C$)	(000’s)	Exercise Price		Life (years)	(000’s)	Exercise Price		Life (years)

$2.05 – $3.90	468	C$	3.00	2.7	468	C$	3.00	2.7
$4.40 – $7.68	1,395		6.10	2.2	1,395		6.10	2.2
$11.40 – $13.00	3,725		12.55	4.7	3,725		12.55	4.7
$14.80 – $16.87	1,278		16.52	7.7	1,278		16.52	7.7
$17.50 – $19.46	6,603		18.84	9.0	2,146		18.02	8.1
$23.39 – $23.80	108		23.44	9.6	13		23.80	7.9

	13,577	C$	15.08	6.8	9,025	C$	12.97	5.6

(c)	Restricted Share Units

On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.

On June 29, 2005, the Company granted 31,500 restricted share units to the non-executive Directors of the Company, which vest over a period of two years from the grant date. The Company will record compensation expense totalling $495,000 over the two year vesting period. Compensation expense of $227,000 has been recognized in 2005 and the remainder will be recognized as the restricted share units vest.
46    |       GOLDCORP

(d)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2005	2004	2003

Earnings available to common shareholders	$285,698	$51,347	$98,804

Basic weighted-average number of shares outstanding	314,292	189,723	183,574
Effect of dilutive securities:
Stock options	3,249	1,153	1,747
Warrants	27,832	2,809	2,858
Restricted share units	21	—	—

Diluted weighted-average number of shares outstanding	345,394	193,685	188,179

Earnings per share
Basic	$0.91	$0.27	$0.54
Diluted	0.83	0.27	0.53
The following lists the stock options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year:

	2005	2004	2003

Stock options	108	1,804	34
(e)	Pro forma net earnings

The following is the Company’s pro forma net earnings assuming the fair value method of accounting for stock options had been applied to all options issued since January 1, 2002:

	2005	2004	2003

Net earnings	$285,698	$51,347	$98,804
Net additional compensation expense related to fair value of stock options	(320)	(1,433)	(3,923)

Pro forma net earnings	$285,378	$49,914	$94,881

Pro forma net earnings per share
Basic	$0.91	$0.26	$0.52
Diluted	0.83	0.26	0.50
GOLDCORP      |   47

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003

Change in non-cash operating working capital
Gold bullion	$33,895	$(27,986)	$8,122
Accounts receivable	(23,676)	2,377	(4,882)
Income and mining taxes receivable	12,269	—	—
Inventories and stockpiled ore	(10,046)	9,710	(3,825)
Accounts payable and accrued liabilities	6,216	(4,990)	4,120
Income and mining taxes payable	37,621	(27,790)	(25,959)
Other	(9,255)	(13)	(53)

	$47,024	$(48,692)	$(22,477)

Non-cash financing and investing activities
Shares issued on acquisition of Wheaton	$1,887,431	$—	$—
Warrants issued in exchange for those of Wheaton	290,839	—	—
Stock options issued in exchange for those of Wheaton	30,794	—	—

Operating activities included the following cash payments
Income taxes paid	$89,872	$39,584	$75,875
Interest paid	—	—	—
16.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	2005
								Corporate,
							Silver	other and
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	eliminations	Total
		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$362,026	$299,225	$90,696	$—	$58,790	$37,057	$65,700	$(17,086)	$896,408
Depreciation and depletion	36,723	59,018	16,170	—	8,572	7,583	9,488	(2,290)	135,264
Earnings (loss) from operations	242,906	134,459	19,743	—	16,990	3,893	19,489	(18,346)	419,134
Expenditures for mining interests	57,915	6,597	124,801	64,077	20,229	3,349	187	355	277,510
Total assets	297,794	931,291	1,446,958	288,265	146,362	41,878	478,962	434,472	4,065,982

(1)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

	2004				2003
			Corporate,				Corporate,
			other and				other and
	Red Lake	Wharf	eliminations	Total	Red Lake	Wharf	eliminations	Total

Revenues	$152,198	$26,121	$12,697	$191,016	$224,033	$24,921	$13,688	$262,642
Depreciation and depletion	14,814	6,003	570	21,387	18,980	5,876	369	25,225
Earnings (loss) from operations	102,673	3,584	(20,297)	85,960	152,969	102	(15,926)	137,145
Expenditures for mining interests	49,547	6,126	452	56,125	65,191	8,470	867	74,528
Total assets	282,801	35,050	383,667	701,518	204,955	29,812	403,756	638,523
48   |      GOLDCORP

The geographical distribution of the above segments is as follows:
•	Canada – Red Lake, Corporate and other

•	Argentina – Alumbrera

•	Mexico – Luismin (includes Luismin mines, Los Filos/Bermejal project, El Limón and other projects)

•	Brazil – Amapari

•	Australia – Peak

•	United States – Wharf

•	Cayman Islands – Silver Wheaton
17.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39.2 million relates to 2007 at Red Lake. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 – $5,267,000; 2003 – $6,672,000). Following is a schedule of future minimum rental and lease payments required:

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total future minimum payments required	$17,111

(b)	During the year ended December 31, 2005, Goldcorp was served with Statements of Claim with respect to a class action against, among others, the Company and certain of its directors. The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Company believes that the allegations are unfounded and intends to vigorously defend these claims.

(c)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
18.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr. McEwen for proceeds of $0.3 million.
GOLDCORP      |   49

19.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statements of Earnings

	2005
		Alumbrera	Other
	Canadian	equity	US GAAP		US
	GAAP	adjustment (a)	Adjustments		GAAP

Revenues	$896,408	$(299,225)	$—		$597,183

Operating expenses, exclusive of depreciation and depletion	304,032	(100,266)	—		203,766
Depreciation and depletion	135,264	(59,018)	—		76,246
Corporate administration	29,943	—	—		29,943
Exploration	8,035	—	—		8,035

Earnings from operations	419,134	(139,941)	—		279,193

Other income (expense)
Interest and other income	9,244	3,670	—		12,914
Stock option expense	(13,876)	—	—		(13,876)
Gain on foreign exchange	474	31	—		505
Gain on marketable securities, net	10,142	—	—		10,142
Dilution gain	18,732	—	—		18,732
Corporate transaction costs	(3,592)	—	—		(3,592)
Equity in earnings of Minera Alumbrera Ltd	—	92,728	—		92,728

Earnings before taxes and non-controlling interests	440,258	(43,512)	—		396,746
Income and mining taxes	142,370	(43,512)	2,343	(h)	101,201
Non-controlling interests	12,190	—	—		12,190

Net earnings	$285,698	$—	$(2,343)		$283,355
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustment	—	—	(2,648	)(b)	(2,648)
Cumulative translation adjustment	—	—	(5,814	)(i)	(5,814)

Comprehensive income (g)	$285,698	$—	$(10,805)		$274,893

Earnings per share
Basic	$0.91				$0.90
Diluted	0.83				0.82
50   |      GOLDCORP

Consolidated Statements of Earnings

	2004
		Other
	Canadian	US GAAP		US
	GAAP	adjustments		GAAP

Revenues	$191,016	$—		$191,016

Operating expenses, exclusive of depreciation and depletion	66,601	—		66,601
Depreciation and depletion	21,387	—		21,387
Corporate administration	10,367	—		10,367
Exploration	6,701	—		6,701

Earnings from operations	85,960	—		85,960
Other income (expense)
Interest and other income	9,354	—		9,354
Stock option expense	(5,081)	—		(5,081)
Gain on foreign exchange	211	—		211
Loss on marketable securities, net	(9,006)	—		(9,006)

Earnings before taxes and non-controlling interests	81,438	—		81,438
Income and mining taxes	30,091	1,468	(h)	31,559

Net earnings	$51,347	$(1,468)		$49,879
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustment	—	(1,317	)(b)	(1,317)
Cumulative translation adjustment	—	41,459	(i)	41,459

Comprehensive income (g)	$51,347	$38,674		$90,021

Earnings per share
Basic	$0.27			$0.26
Diluted	0.27			0.26
GOLDCORP      |   51

Consolidated Statements of Earnings

	2003
		Other
	Canadian	US GAAP		US
	GAAP	adjustments		GAAP

Revenues	$262,642	$—		$262,642

Operating expenses, exclusive of depreciation and depletion	86,963	—		86,963
Depreciation and depletion	25,225	—		25,225
Corporate administration	10,303	—		10,303
Exploration	3,006	—		3,006

Earnings from operations	137,145	—		137,145
Interest and other income	8,905	—		8,905
Stock option expense	(2,275)	—		(2,275)
Loss on foreign exchange	(1,164)	—		(1,164)
Gain on marketable securities, net	10,230	—		10,230

Earnings before taxes and non-controlling interests	152,841	—		152,841
Income and mining taxes	54,037	3,266	(h)	57,303
Cumulative effect of change in accounting policy	—	1,021	(c)	1,021

Net earnings	$98,804	$(4,287)		$94,517
Other comprehensive income
Unrealized gains on securities, net of reclassification adjustment	—	4,781	(b)	4,781
Cumulative translation adjustment	—	80,909	(i)	80,909

Comprehensive income (g)	$98,804	$81,403		$180,207

Earnings per share
Basic	$0.54			$0.51
Diluted	0.53			0.50
52   |      GOLDCORP

Consolidated Balance Sheets

	2005
		Alumbrera	Other
	Canadian	Equity	US GAAP		US
	GAAP	Adjustment (a)	Adjustments		GAAP

Assets
Current
Cash and cash equivalents	$562,188	$(58,599)	$—		$503,589
Other current assets	210,163	(96,618)	3,858	(b)	117,403

	772,351	(155,217)	3,858		620,992
Mining interests	2,980,762	(724,663)	—		2,256,099
Investment in Minera Alumbrera Ltd	—	665,042	—		665,042
Other non-current assets	312,869	(51,411)	—		261,458

	$4,065,982	$(266,249)	$3,858		$3,803,591

Liabilities
Current	$190,810	$(59,292)	$—		$131,518
Non-current	792,808	(206,957)	7,077	(h)	592,928

	983,618	(266,249)	7,077		724,446
Non-controlling interests	108,601	—	—		108,601
Shareholders’ equity	2,973,763	—	(3,219	)(b,h)	2,970,544

	$4,065,982	$(266,249)	$3,858		$3,803,591

Consolidated Balance Sheets

	2004
	Canadian	US GAAP		US
	GAAP	Adjustments		GAAP

Assets
Current
Cash and cash equivalents	$333,375	$—		$333,375
Other current assets	93,298	6,506	(b)	99,804

	426,673	6,506		433,179
Mining interests	264,949	—		264,949
Other non-current assets	9,896	—		9,896

	$701,518	$6,506		$708,024

Liabilities
Current	$26,656	$—		$26,656
Non-current	97,013	4,734	(h)	101,747

	123,669	4,734		128,403
Shareholders’ equity	577,849	1,772		579,621

	$701,518	$6,506		$708,024

GOLDCORP      |    53

Consolidated Statements of Shareholders’ Equity

	2005	2004	2003

Common shares & share purchase warrants
In accordance with Canadian GAAP	$2,609,319	$379,356	$375,827
Renunciation of tax deductions on flow-through shares (e)	1,281	1,281	1,281

In accordance with US GAAP	$2,610,600	$380,637	$377,108

Accumulated Other Comprehensive Income
Cumulative translation adjustment
In accordance with Canadian GAAP	$101,927	$107,741	$66,282
Realization of cumulative translation adjustment (f)	3,371	3,371	3,371

In accordance with US GAAP	105,298	111,112	69,653

Unrealized gains on available-for-sale securities
In accordance with Canadian GAAP	—	—	—
Unrealized holding gains arising during the year, net of taxes of $2,993 (2004 – $1,905, 2003 – $4,002) (b)	11,972	7,619	16,007
Reclassification adjustments for realized gains recorded in earnings, net of taxes of $2,028 (2004 – $278; 2003 – $2,046) (b)	(8,114)	(1,113)	(8,184)

In accordance with US GAAP	3,858	6,506	7,823

Total Accumulated Other Comprehensive Income	$109,156	$117,618	$77,476

Stock options and additional paid in capital
In accordance with Canadian GAAP	$44,432	$7,347	$2,275
Elimination of deficit with offsetting reduction to contributed surplus (d)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	(56,276)	(56,276)	(56,276)

In accordance with US GAAP	$58,729	$21,644	$16,572

Retained earnings
In accordance with Canadian GAAP	$218,085	$83,405	$63,358
Realization of cumulative translation adjustment (f)	(3,371)	(3,371)	(3,371)
Elimination of deficit with offsetting reduction to contributed surplus (d)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	56,276	56,276	56,276
Renunciation of tax deductions on flow-through shares (e)	(1,281)	(1,281)	(1,281)
Elimination of effect of use of substantively enacted rates on future income taxes (h)	(7,077)	(4,734)	(3,266)

In accordance with US GAAP	$192,059	$59,722	$41,143

Shareholders’ equity
In accordance with Canadian GAAP	$2,973,763	$577,849	$507,742

In accordance with US GAAP	$2,970,544	$579,621	$512,299

54     |      GOLDCORP

Consolidated Statements of Cash Flows

	2005	2004	2003

Operating activities
Operating activities under Canadian GAAP	$465,756	$53,103	$95,166
Alumbrera equity adjustment (a)	(18,254)	—	—

Operating activities under US GAAP	$447,502	$53,103	$95,166

Investing activities
Investing activities under Canadian GAAP	$(220,808)	$(73,093)	$(33,124)
Alumbrera equity adjustment (a)	6,597	—	—

Investing activities under US GAAP	$(214,211)	$(73,093)	$(33,124)

Financing activities
Financing activities under Canadian and US GAAP	$(21,495)	$(49,551)	$(1,396)
Alumbrera equity adjustment (a)	(46,942)	—	—

Financing activities under US GAAP	$(68,437)	$(49,551)	$(1,396)

Effect of exchange rate changes on cash	5,360	23,962	57,475

Increase in cash and cash equivalents under US GAAP	$170,214	$(45,579)	$118,121
Cash and cash equivalents, beginning of year under US GAAP	333,375	378,954	260,833

Cash and cash equivalents, end of year under US GAAP	$503,589	$333,375	$378,954

Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:
(a)	Under Canadian GAAP, the Company accounted for its joint venture interests in Alumbrera on a proportionate consolidated basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in operations its proportionate share of Alumbrera net earnings in accordance with US GAAP.

(b)	Under US GAAP (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income are shown net of tax expense (recovery) of ($662,000) (2004 – ($329,000); 2003 – $1,195,000).

(c)	On January 1, 2003, the Company adopted FAS 143, “Accounting for Asset Retirement Obligations” which is consistent with the Canadian standard, however, under US GAAP, prior periods are not restated and the cumulative effect of the adoption of the standard is recorded in the period of adoption with the effect for 2003 being a decrease in earnings of $1,021,000 ($0.01 per share).

(d)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

(e)	Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(f)	Under US GAAP a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(g)	Under US GAAP, FAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.
GOLDCORP      |    55

(h)	In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the 2003 results have been restated to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at December 31, 2003. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for 2003 by an amount of $3,266,000. These legislative changes still remained in draft at December 31, 2005, hence the additional GAAP difference for 2004 was $1,468,000 and for 2005 is $2,343,000.

(i)	Under US GAAP, the change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP.

(j)	Stock options

The Company has a stock-based employee compensation plan which is described more fully in Note 14 (b). Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost was reflected in 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company’s plans vest over three years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2004 and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of FAS 123. A table has been provided to illustrate the effect on earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in 2005, 2004 and 2003.

The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2005, 2004, and 2003, respectively: a risk-free interest rate of 3%, 4%, and 4%, respectively; a dividend yield of 1% for each year; volatility factors for the expected market price of the Company’s common stock of 30%, 42%, and 45%, respectively; and a weighted average expected life of the options of four years in 2005 and five years f0r 2004 and 2003.

The weighted average grant date fair values of options issued in 2005, 2004 and 2003 were C$4.88, C$6.29, and C$6.96, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options’ vesting period, which is three years.
56     |      GOLDCORP

The following are the Company’s pro forma earnings in accordance with United States accounting principles:

	2005	2004	2003

Net earnings for the year, US GAAP	$283,355	$49,879	$94,517
Deduct: Unrecorded stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(320)	(1,480)	(4,186)

Pro forma net earnings	$283,035	$48,399	$90,331

Pro forma net earnings per share, US GAAP
Basic	$0.90	$0.26	$0.49
Diluted	0.82	0.25	0.48
(k)	Financial statement presentation

For US GAAP purposes, the measure “Earnings from mine operations” is not a recognized term and would therefore not be presented instead, “Earnings from operations” has been presented.

(l)	Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Wheaton at the beginning of 2004.

	2005	2004
Revenues	$952,602	$610,198
Net earnings	302,008	160,738
Pro forma basic earnings per share	0.90	0.48
Pro forma diluted earnings per share	0.82	0.45
The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisition of Wheaton’s mine assets. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisition of Wheaton were issued at the beginning of 2004. This information may not necessarily be indicative of the future combined results of operations of the Company.
(m)	Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below.

In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The Company’s current accounting policy of allocating the cost of silver contracts and mining interests separately to reserves, resources and exploration potential and depreciating the value attributed to reserves on a unit-of-sale basis over the estimated recoverable reserves for each specific contract, is in compliance with EITF 04-3.
GOLDCORP      |    57

In March 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred During the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company is currently evaluating the possible impact of this pronouncement.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 –Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations. Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”. FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company has adopted this standard which did not have a significant impact on its results of operations.

In May 2005, the FASB issued FAS 154 – Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.
58     |      GOLDCORP

The FASB issued FAS 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained. The tax position should be derecognized when it is no longer more-likely-than-not of being sustained. In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006. The Company is currently evaluating the implications of this Interpretation.

In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:
•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company is currently evaluating the implications of this Statement.
20. SUBSEQUENT EVENTS
(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc (“Placer Dome”) for approximately $10.1 billion in shares and cash and in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006, following Barrick’s acquisition of 100% of the Placer Dome common shares.
GOLDCORP      |    59

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances, $500 million from its existing revolving credit facilities, and new credit facilities of $900 million. The new $900 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $450 million. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.

(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and Goldcorp will retain the Éléonore project. The new public exploration company will hold all of the other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project. Based on the 10-day weighted average trading price for Goldcorp’s common shares on the Toronto Stock Exchange of C$24.70, the transaction is valued at approximately $445 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the total common shares outstanding after giving effect to this transaction. Completion of the transaction is subject to approval by Virginia shareholders and receipt of regulatory approvals and is expected to close during April, 2006.

(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.
60     |      GOLDCORP

(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by March 15, 2006.
GOLDCORP      |    61

HEAD OFFICE		DIRECTORS
Waterfront Centre		David Beatty
Suite 1560 – 200 Burrard Street		Lawrence Bell
Vancouver, BC V6C 3L6		John Bell
Canada		Douglas Holtby, Chairman
Telephone:	(604) 696-3000	Brian Jones
Fax:	(604) 696-3001	Antonio Madero
Website:	goldcorp.com	Donald Quick
Michael Stein
Ian Telfer

TORONTO OFFICE		EXECUTIVE OFFICERS
Suite 2700 – 145 King Street West		Ian Telfer
Toronto, ON M5H 1J8		President & Chief Executive Officer
Canada		Russell Barwick
Telephone:	(416) 865-0326	Executive Vice-President & Chief Operating Officer
Fax:	(416) 361-5741	Peter Barnes
Executive Vice-President & Chief Financial Officer
AUSTRALIA OFFICE		Eduardo Luna
Suite 1002, Level 10		Executive Vice-President & President Luismin SA de CV
Gold Fields House
1 Alfred Street
Sydney, NSW Australia 2000		STOCK EXCHANGE LISTING
Telephone:	61 (2) 9252-1220	Toronto Stock Exchange: G
Fax:	61 (2) 9252-1221	New York Stock Exchange: GG

MEXICO OFFICE		TRANSFER AGENT
Luismin SA de CV		CIBC Mellon Trust Company
Arquimedes #130 – 8th Floor, Polanco		Suite 1600
11560 Mexico, DF Mexico		1066 West Hastings Street
Telephone:	52 (55) 9138-4000	Vancouver, BC V6E 3X1
Fax:	52 (55) 5280-7636	Canada
Toll free in Canada and the US:
(800) 387-0825
INVESTOR RELATIONS		Outside of Canada and the US:
Julia Hasiwar		(416) 643-5500
Director, Investor Relations		Email: inquiries@cibcmellon.com
Toll free:	(800) 567-6223
Email:	info@goldcorp.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC

SCHEDULE A.2

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Telefax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Consent of Independent Registered
Public Accounting Firm
The Board of Directors
Goldcorp Inc.
We consent to the use of our report, dated February 7, 2005 except as to Note 15 which is as of February 14, 2005, included in this annual report and our Comments by Auditors for U.S. readers on Canada-U.S. Reporting Differences, also dated February 7, 2005 except as to Note 15 which is as of February 14, 2005 included in this annual report on Form 40-F.
Toronto, Canada
February 7, 2005
(except as to Note 15 which is as of February 14, 2005)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Exhibit 99.4
Consent of Independent Registered Chartered Accountants
          We consent to the use in this Amendment No. 1 to Annual Report on Form 40-F of our report dated March 3, 2006 relating to the consolidated financial statements of Goldcorp Inc. for the year ended December 31, 2005, and to the reference to us under the heading “Interests of Experts” in the Annual Information Form dated March 20, 2006 filed as part of this Annual Report on Form 40-F.
          We also consent to the incorporation by reference in Registration Statements Nos. 333-126037, 333-126038, 333-126039 and 333-126040 on Form S-8 of our report dated March 3, 2006 appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2005.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
[October] ___, 2006

Exhibit 99.20
Consent of Independent Registered Chartered Accountants
          [CONSENT LANGUAGE TO COME FROM KPMG]
          We also consent to the incorporation by reference in Registration Statements Nos. 333-126037, 333-126038, 333-126039 and 333-126040 on Form S-8 of our report dated March 3, 2006 appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2005.
KPMG LLP
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
[October] ___, 2006

EXHIBIT 99.21
Certification of the Chief Executive Officer
          I, Ian W. Telfer, certify that:
          1. I have reviewed this amendment to annual report on Form 40-F of Goldcorp Inc.;
          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
          4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
          5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: [October] ___, 2006

Ian W. Telfer
President and Chief Executive Officer

Certification of the Chief Financial Officer
          I, Lindsay Hall, certify that:
          1. I have reviewed this amendment to annual report on Form 40-F of Goldcorp Inc.;
          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
          4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
          5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: [October] ___, 2006

Lindsay Hall
Executive Vice President and Chief Financial Officer

EXHIBIT 99.22
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the annual report of Goldcorp Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005, as amended, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ian W. Telfer, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: [October] ___, 2006

Ian W. Telfer
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the annual report of Goldcorp Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005, as amended, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lindsay Hall, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: [October] __, 2006

/s/ Lindsay Hall
Lindsay Hall
Executive Vice President and Chief Financial Officer

SCHEDULE B
The Graff Consulting Group LLC
2339 Woodbury Lane
Evergreen, Colorado 80439
March 8, 2006
Private and Confidential
Mr. Peter Barnes
Executive Vice President
Chief Financial Officer
Goldcorp Inc.
Suite 1560 — 200 Burrard Street
Vancouver, BC V6C 3L6
Dear Mr. Barnes:
You have requested my assistance in providing advice and counsel in the application of Generally Accepted Accounting Principles (GAAP) in accordance with the provisions of SFAS 141 Business Combinations and SFAS 142 Goodwill and Other Intangible Assets with respect to the allocation of the purchase price paid for the mineral properties that were acquired by Goldcorp Inc. (Goldcorp) in the purchase of Wheaton River Minerals Ltd. (Wheaton) as of February 15, 2005 (the Wheaton Mineral Properties) (the Services) . This report is intended solely for the use of the management of Goldcorp and its auditors.
The Services were performed in accordance with my engagement letter dated April 20, 2005, and are subject to the terms and conditions included therein. The Services were performed in accordance with the Standards for Consulting Services established by the American Institute of Certified Public Accountants (“AICPA”). The procedures I performed did not constitute an examination or a review in accordance with generally accepted auditing standards or attestation standards. I did not audit or otherwise verify the information supplied to me in connection with this engagement, from whatever source. The work was limited to the specific procedures and analysis described herein and was based only on the information made available through the date of this report.
BACKGROUND INFORMATION :
FAS 141 requires the acquirer in a business combination to allocate the cost of the acquisition to the acquired assets and liabilities. Paragraph 37 of FAS 141 lists assets and liabilities that an acquirer should consider in its allocation of purchase price. Natural resources were listed as an example of other tangible assets and are separate from intangible assets. Appendix A of FAS 141 provided examples of intangible assets that included mineral rights to be recognized apart from goodwill. FAS 142 addressed financial accounting and reporting for acquired goodwill and other intangible assets.

In 2003, The Emerging Issues Task Force Agenda Committee of the Financial Accounting Standards Board (Agenda Committee) met to consider a number of accounting and financial reporting issues that had arisen in practice and that were perceived to be unique to the mining industry, including issues related to business combinations. The Agenda Committee requested that the FASB staff form a working group to develop an inventory of issues that are prevalent in the mining industry, that are not addressed in existing authoritative literature and that have resulted in diversity in practice. The working group members were comprised of representatives from the mining industry, the major accounting firms, an observer from the Securities and Exchange Commission and others. I was a member of that working group and assisted in the drafting of the working group reports on the mining industry issues that were used by the EITF in its deliberations (see PRINCIPAL SOURCES OF AUTHORITATIVE GAAP GUIDANCE below). I also was requested by the FASB to attend the public EITF meetings as the mining industry representative and respond to questions from the EITF on industry issues. Many of the issues that were discussed and addressed by the Mining Industry Working Group (the Working Group) are relevant to the allocation of purchase price paid by Goldcorp for the Wheaton Mineral Properties.
The Working Group met and identified the following mining issues for consideration by the Emerging Issues Task Force (EITF or the Task Force):
1.	Mineral Rights: Tangible or Intangible Assets

2.	Mineral Assets: Impairment and Business Combinations

3.	The Working Group also considered a number of issues identified by the Securities and Exchange Commission (SEC) staff, including the application of SFAS 142 Goodwill and Other Intangible Assets to oil and gas companies. Although this issue was beyond the scope of the Working Group, the Working Group included this issue for consideration by the EITF as it applies to the mining industry.
Based upon the issues identified for consideration by the Working Group, the EITF issued GAAP guidance on a number of these issues, all of which have applicability to the allocation of the purchase price to the mineral properties acquired by Goldcorp in the Wheaton acquisition. That specific guidance and its applicability to the Wheaton Mineral Properties is discussed in the remainder of this document.
PRINCIPAL SOURCES OF INFORMATION:
o	Discussions with Goldcorp personnel concerning the mineral properties of Wheaton River Minerals Ltd. (Wheaton)

o	Acquisition Agreement dated December 23, 2004 , provided by management

o	Management Information Circular dated April 12, 2005

o	Valuation report, dated March 8, 2006, prepared by Duff & Phelps, LLC (Duff & Phelps) and entitled “Allocation of the Purchase Price Paid for the stock of Wheaton River Minerals, Ltd. as of February 15, 2005” (the Valuation Report)

o	Discussions with professional staff at Duff & Phelps re: the Valuation Report.
PRINCIPAL SOURCES OF AUTHORITATIVE GAAP GUIDANCE:
o	SFAS 141 “Business Combinations”

o	SFAS 142 “Goodwill and Other Intangible Assets”

o	SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”

o	FASB Staff Position, Nos. FAS 141-1 and 142-1 ( FASB Staff Position FAS 141/142)

Title: Interaction of FASB Statements No.141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets”

o	EITF 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets”

o	EITF 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets and Related Issues”, Working Group Report No.1

o	EITF 04-3: “Mining Assets: Impairment and Business Combinations”

o	EITF 04-3: “ Mining Assets: Impairment and Business Combinations”, Working Group Report No.1

o	EITF 04-4: “Allocation of Goodwill to Reporting Units for a Mining Enterprise”

o	EITF 04-4: “Allocation of Goodwill to Reporting Units for a Mining Enterprise”, Working Group Report No.1

o	Exposure Draft: Proposed Statement of Financial Accounting Standards — “Fair Value Measurements”

o	EITF Minutes, March 17-18, 2004

o	Statement of Financial Accounting Concepts No. 7: “Using Cash Flow Information and Present Value in Accounting Measurements” (CON: No.7)

o	Statement of Financial Accounting Concepts No. 1: “Objectives of Financial Reporting by Business Enterprises” (CON: No.1)

SUMMARY DISCUSSION OF GAAP ISSUES SPECIFIC TO THE ACQUISITION OF THE WHEATON MINERAL PROPERTIES:
Mineral Rights (EITF 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets” and EITF 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets and Related Issues”, Working Group Report No. 1)
The EITF was asked by the Working Group to consider whether mineral rights are tangible or intangible assets. The EITF concluded that mineral right are tangible assets defined as “For the purpose of this Issue, the term mineral rights is defined as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits.” EITF 04-2 further defined mineral rights as follows: “Mineral rights include prospecting and exploration permits if they include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Mineral rights also include royalty interests and other non-operating interests if the interests do not meet the definition of a financial asset in Statement 140 or a derivative instrument in Statement 133.”
In its discussion of mineral rights in EITF 04-2, , the Task Force also provided an excerpt on the concept of mineral rights from an issues paper of the International Accounting Standards Committee, the IASC Issues Paper (Section 2.13) which reads:
“In the mining industry, rights to explore for, develop, and produce minerals are often acquired by purchase of either the mineral rights alone (which does not include ownership of the land surfaces) or by purchase of both mineral rights and surface rights. In other cases, they are acquired through the right to mine contract, which grants the enterprise the rights to develop and mine the property and may call for a payment at the time the contract becomes effective and subsequent periodic payments. In the mining industry, rights to explore, develop, and produce minerals may also be acquired by mineral leases from private owners or from the government. A mineral lease contract usually calls for a payment (usually called a signature bonus) at the time the contract is signed and a royalty to be paid to the lessor once production commences. As a rule, both in the petroleum and mining industries, the payment of signature bonus is done in the acquisition phase. The royalty is expressed in terms of a percentage of sales proceeds or value of minerals produced, or a specified amount per tonne of ore mined during each period.”
In addition to providing GAAP guidance in the accounting for mineral rights, The Task Force provided guidance for the disclosure of those rights. Specifically, the aggregate carrying amount of mineral rights should be reported as a separate component of property, plant, and equipment either on the face of the financial statements or in the notes to the financial statements.
In order to resolve the inconsistency between characterization of mineral rights as tangible assets in the EITF consensus and the characterization of mineral rights as intangible assets in Statements 141 and 142 as discussed above, the FASB issued FASB

Staff Position FAS141/142, which amends Statements 141 and 142 to acknowledge the EITF consensus that certain mineral rights are tangible assets.
Mineral Properties (EITF 04-3: “Mining Assets: Impairment and Business Combinations” and EITF 04-3: “ Mining Assets: Impairment and Business Combinations” Working Group Report No.1)
Economic Value Beyond Proven and Probable Reserves
The EITF was asked by the Working Group to consider whether the cash flow estimates associated with the economic value of a mineral property beyond its proven and probable reserves (defined as Value Beyond Proven and Probable Reserves or VBPP by the EITF) and the anticipated fluctuations in the market price of minerals should be considered when allocating the purchase price of a business combination to the acquired mining assets.
The Task Force concluded that economic value exists in a mineral property beyond the value attributable to proven and probable reserves (VBPP) and that VBPP should be included in the value assigned to mineral properties in a purchase price allocation. In providing guidance for the concept of VBPP, the Task Force considered the definitions of mineral reserves and mineral resources as defined by the Securities and Exchange Commission (SEC) and the Joint Ore Reserve Committee (JORC) as more fully described in the following paragraphs.
The definition of proven and probable reserves used by the EITF is found in Industry Guide 7, published by the Securities and Exchange Commission. That guide defines proven and probable reserves as follows:
“(1) Proven Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.
(2) Probable Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
In addition to geological evidence, the SEC requires that an economic feasibility study be completed before mining assets are considered proven and probable reserves.”
Beyond the definitions for proven and probable reserves in Industry Guide 7, the mining industry in the United States does not have a common set of definitions for mineral resources and reserves. In its deliberations, the Task Force used additional information on mineral resources and reserves published by the Joint Ore Reserve Committee (JORC). The JORC is an Australian organization that was formed to develop a common set of guidelines and definitions for reporting exploration results in the mining industry. The JORC guidelines and definitions are widely accepted on an international basis. In the United States, the Society for Mining, Metallurgy and Exploration has adopted mineral resource and reserve definitions that are based on the JORC guidelines.
According to the JORC guidelines, mineral resources can be estimated based on geological evidence. An inferred mineral resource is that part of a mineral resource for which mineral content can be estimated with a low level of confidence. An indicated mineral resource is that part of a mineral resource for which mineral content can be estimated with a reasonable level of confidence A measured mineral resource is that part of a mineral resource for which mineral content can be estimated with a high level of confidence. The ability to convert a measured mineral resource to a mineral reserve requires the completion of a feasibility study wherein additional factors such as legal, environmental and governmental requirements are considered. The JORC guidelines were used by the Task Force in establishing GAAP guidance as to whether or not VBPP should be considered when allocating the purchase price of a business combination to the acquired mineral assets. The following table was included in the working group report prepared for the EITF and depicts the conceptual framework of the JORC guidelines.
General Relationship between Exploration Information, Resources, and Reserves

Exploration information can also exist on mineral properties for mineralization not classified as a mineral resource or a mineral reserve. Such information is used to estimate exploration potential and is a component of the VBPP as defined in EITF 04-3: “Mining Assets: Impairment and Business Combinations”
Based upon the above discussions and schematic of the general relationship between exploration information, resources and reserves, it is common for a mining company to include exploration potential, resources and reserves under the guidance of EITF 04-3: “Mining Assets: Impairment and Business Combinations” in its reporting units.
A reporting unit is defined in SFAS 142 “Goodwill and Other Intangible Assets” as a component of an enterprise :
a.	“That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.”
Note that in defining a reporting unit, the phrase “may earn revenues “is used. The FASB recognizes that not all business activities of an entity earn revenues. Accordingly, a reporting unit of a mining company may include exploration, development and production activities if the mining company is managed as noted in (b) and (c) above.
Anticipated Fluctuations in the Market Price of Minerals
The EITF was asked by the Working Group to consider whether or not an acquirer should consider the effects of the potential for fluctuations in the market price of minerals in the purchase price allocation of acquired mineral properties. Paragraph 35 of FAS 141 requires an entity to allocate the purchase price based upon the estimated value of the assets acquired and liabilities assumed at date of acquisition. With respect to the buyer of mining properties, this would include the anticipated fluctuations in the market price of minerals for the acquired properties. The Task Force reached a consensus that an acquirer should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mineral properties in a purchase price allocation. Specifically, EITF 04-3 states in paragraph 7 that: “ ... The Task Force reached a consensus that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner consistent with the expectations of market participants. Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. Those marketplace assumptions typically should be consistent with the acquiring enterprise’s operating plans with respect to developing and producing minerals. The Task Force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider.”
Goodwill (EITF 04-4: “Allocation of Goodwill to Reporting Units for a Mining Enterprise” and EITF 04-4: “Allocation of Goodwill to Reporting Units for a Mining Enterprise”, Working Group Report No.1)
FAS 141 defines goodwill as the excess of the cost of an acquired entity over of the amounts assigned to assets (tangible and intangible) acquired and liabilities assumed. Note that the definition describes the method by which goodwill is to be calculated rather that the substance of goodwill. FAS 141 goes on to discuss the conceptual components of goodwill, or “core” goodwill.
An acquisition of a gold mining company may result in a significant amount of goodwill due to the fact that gold mining companies typically trade at multiples of their net asset value. These multiples are reflective of the market’s assessment of expected future success of the acquirer in generating future cash flows including synergies and the ability to convert exploration potential to resources and, ultimately, to proven and probable reserves. This notion is consistent with Statement of Accounting Concepts No.1, paragraph 39 which states: ““Business enterprises, like investors and creditors, invest cash in noncash resources to earn more cash. The test of success (or failure) of an enterprise is the extent to which the cash returned exceeds (or is less than) the cash spent (invested) over the long run. A successful enterprise receives not only a return of its investment but also a satisfactory return on that investment. The market’s assessment of an enterprise’s expected future success in generating favorable cash flows affects the relative market price of its securities, although the level of market prices of securities is affected by numerous factors — such as general economic conditions, interest rates, market psychology, and the like - that are not related to the particular enterprise.”
FAS 142 requires an entity to assign goodwill in a business combination to reporting units as defined in “Mineral Properties”. For a mining company, that reporting unit can consist of reserves, resources, potential resources and goodwill. For example, based upon the confidence levels related to the expected cash flows from the reserves and VBPP in the acquired reporting unit, an excess of purchase consideration over fair value will result in the assignment of goodwill to that reporting unit. The calculation of the expected cash flows would be based upon the sum of probability-weighted amounts in a range of possible estimated amounts based upon anticipated gold prices and the conversion of VPBB to mineral reserves as discussed in CON: No.7.

As further discussed in FAS 141, the acquirer should attempt to limit the recognition of goodwill to amounts that meet the conceptual definition of goodwill. For example, goodwill components can include “the fair value of the ‘going concern’ element of the acquired entity’s existing business” and “the fair value of the expected synergies and other benefits from combining the acquiring entity’s and acquired entity’s net assets and businesses.” Those synergies would be unique to each acquisition. For example, the FASB has issued an exposure draft on how to measure fair values measures that includes a discussion of synergies and their effect on value. An appendix to that exposure draft states:
“Synergies refer generally to the benefits of combining two or more assets or asset groups (for example, operating units) and fall into two broad categories: (a) synergies generally available to all marketplace participants (marketplace synergies) and (b) synergies specific to a particular buyer not generally available to other marketplace participants (buyer- specific synergies)”.
APPLICABILITY OF THE AUTHORITATIVE GAAP GUIDANCE TO THE WHEATON MINERAL ASSETS ACQUIRED BY GOLDCORP
In the Valuation Report, Duff & Phelps stated that it considered the Income, Market and Cost approaches in estimating the Fair Value of the acquired reporting units. Fair Value was defined as “ the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale” Duff & Phelps further stated that the Income Approach, wherein “ ...Fair Value is estimated based on the cash flows the assets can be expected to generate over their remaining useful life “, was primarily used in determining the value of the acquired mineral interests..
The following table summarizes the authoritative GAAP guidance that was applied by Duff & Phelps, to the Wheaton Mineral Assets in its Valuation Report and used by Goldcorp in the allocation of the purchase price paid for the mineral properties.

ACQUIRED OPERATIONS	GAAP GUIDANCE APPLIED
Luismin (Mexico)	Notes 1, 2, 3, 4, 5, 6 and 7
Los Filos (Mexico)	Notes 1, 2, 3, 5, 6, 7 and 8
Peak (Australia )	Notes 1, 2, 3, 4, 5, 6 and 7
Alumbrera (Argentina)	Notes 1, 2, 3, 4, 5, 6 and 7
Amapari (Brazil)	Notes 1, 2, 3, 4, 5, 6 and 7

Silver Wheaton (Caymans) Ltd.	Notes 1, 2 and 6

(Note 1)
SFAS 141 “Business Combinations”
(Note 2)
SFAS 142 “Goodwill and Other Intangible Assets”. In addition to the GAAP guidance with respect to the recognition of goodwill at the acquired operations as discussed above in Goodwill, an additional factor must be considered in the recognition of goodwill at Silver Wheaton (Caymans) Ltd. (Silver Wheaton), which was a 65% owned subsidiary of Wheaton prior to the Goldcorp acquisition. The shares of Silver Wheaton are publicly traded. Accordingly, the fair value of Silver Wheaton and the resultant goodwill to be recorded by Goldcorp at acquisition date is based upon the market value of Silver Wheaton’s publicly traded shares with goodwill being recognized for the difference between the fair value of Silver Wheaton’s tangible and intangible assets and the market value of its shares. The Silver Wheaton model for goodwill recognition is consistent with EITF 04-4: “Allocation of Goodwill to Reporting Units for a Mining Enterprise”, Working Group Report No.1. The working group report notes “ An acquisition of a mining company may result in a significant amount of goodwill. For example, gold companies typically trade at 1.5 to 3 time their net asset value.” In summary, GAAP requires that Goldcorp record the acquisition cost of Silver Wheaton using the market value of the Silver Wheaton shares for its acquired 65% ownership interest, with the remaining 35 % non-controlled or minority interest reflected at historical costs. It is interesting to note that the FASB has an ongoing business combination project that would require the acquirer to report a partial acquisition at 100% of fair value rather than the current method of fair value and historical carry over value for the remaining non-controlling interest portion.
( Note 3)
FASB Staff Position, Nos. FAS 141-1 and 142-1 ( FASB Staff Position FAS 141/142) Title: Interaction of FASB Statements No.141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF 04-2 “Whether Mineral Rights Are Tangible or Intangible Assets”
( Note 4)
EITF 04-3: “Mining Assets: Impairment and Business Combinations” — anticipated fluctuations in the market price of minerals for proven and probable reserves

(Note 5)
EITF 04-3: “Mining Assets: Impairment and Business Combinations” — the

economic value of a mineral property beyond its proven and probable reserves (defined as Value Beyond Proven and Probable Reserves or VBPP) and anticipated fluctuations in the market price of minerals.
(Note 6)
EITF 04-4: “Allocation of Goodwill to Reporting Units for a Mining Enterprise”
(Note 7)
Statement of Financial Accounting Concepts No. 7: “Using Cash Flow Information and Present Value in Accounting Measurements
(Note 8)
SFAS 141 “Business Combinations” and Exposure Draft: Proposed Statement of Financial Accounting Standards — “Fair Value Measurements” as it relates to expected synergies. For example, the allocation of goodwill to the Los Filos gold project in the Guerrero Gold Belt of Mexico is consistent with one of the core concepts of goodwill whereby synergies are created that reflect the potential benefits of the excess combined values of the Goldcorp and Wheaton mineral properties in that region. The benefit of Goldcorp’s control efforts in the Guerrero Gold Belt is demonstrated by the subsequent acquisition of the Bermejal gold project in that region which will enable the use of one management team, an integrated services approach and a joint processing facility for ore from the Filos and Bermejal gold projects due to their close proximity.
Conclusion
Based upon discussions with Goldcorp personnel, the reading of the Valuation Report and discussions with Duff & Phelps personnel, Goldcorp has accounted for the allocation of the purchase price of the mineral properties, included in the acquisition of the stock of Wheaton River Minerals Ltd. as of February 15, 2005, consistent with the GAAP guidance as discussed herein and as enumerated in “PRINCIPAL SOURCES OF AUTHORITATIVE GAAP GUIDANCE”.
Please contact Richard P. Graff at (303) 807-0474 with questions and comments.
Sincerely yours,
Richard P. Graff
Richard P. Graff
The Graff Consulting Group LLC

SCHEDULE C
A TECHNICAL REVIEW
OF THE
ZINKGRUVAN MINE
IN SOUTH-CENTRAL SWEDEN
FOR
SILVER WHEATON CORP.
prepared by
John R. Sullivan, P.Geo.
Senior Geologist
and
G. Ross MacFarlane, P.Eng.
Senior Associate Metallurgical Engineer

December 13, 2004	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

Page
CERTIFICATES	83

REFERENCES	87

APPENDIX 1: WGM ECONOMIC ANALYSIS	89
LIST OF TABLES

1. Zinkgruvan land holdings	12
2. Zinkgruvan Mine production – 1998 to 2003	19
3. WGM sampling results, Zinkgruvan Mine	43
4. Zinkgruvan Mine Proven and Probable “zinc/lead/silver” Mineral Reserves	45
5. Zinkgruvan Mine Measured and Indicated “zinc/lead/silver” Mineral Resources	45
6. Zinkgruvan Mine Inferred “zinc/lead/silver” Mineral Resource	46
7. Zinkgruvan Mine Indicated and Inferred “copper” Mineral Resources	46
8. Zinkgruvan Mine production equipment	57
9. Concentrator operating results	63
10. Capital cost estimate, 2004 to 2008 (US$ million)	68
11. Zinkgruvan operating cost history (per tonne milled, 1999 to 2003)	69
LIST OF FIGURES

1. Property Location Map	10
2. Land Holdings Map	13
3. Simplified Regional Geology Map – Bergslagen Greenstone Belt	21
4. Generalized Property Geology Map	25
5. 650 Level Plan – Nygruvan and Part of Burkland	27
6. Schematic Cross-section – Nygruvan	28
7. 800 Level Plan – Burkland Zn/Pb and Cu Zones	29
8. Schematic Cross-section – Knalla	30
9. Nygruvan Longitudinal Section – Mineral Resource Blocks	47
10. Knalla Longitudinal Section – Mineral Resource Blocks	48
11. Zinkgruvan General Site Plan	53
12. Schematic of the Panel Stoping Method	54
13. Schematic of the Bench Stoping Method	56
14. Schematic of the Concentrator Flowsheet	62
15. Schematic of the Paste Fill Plant Flowsheet	65

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1. SUMMARY
Silver Wheaton Corp. (“SLW”) retained Watts, Griffis and McOuat Limited (“WGM”) to carry out an independent technical review of the operating Zinkgruvan zinc, lead, silver mine, located in south-central Sweden. The mine and associated assets are held within the Swedish company Zinkgruvan Mining AB (“ZMAB”), which is a wholly owned subsidiary of TSX-listed Lundin Mining Corporation (“Lundin”).
This report is intended to support the agreement announced November 14, 2004, whereby ZMAB will sell and SLW will purchase 100% of the silver production from the Zinkgruvan Mine for the life of the mine. (A minimum of 40 million troy ounces over 25 years.)
The WGM review included a site visit, a review of the Mineral Resource estimates, a review of the procedures employed to convert Mineral Resources into Mineral Reserves and into mineable reserves, a review of the life of mine plan, a review of the underground operation, equipment and procedures, a review of the concentrator, its equipment and operation, a review of the tailings disposal area and capital and operating costs. We also reviewed ongoing exploration activities and the potential to find additional Mineral Resources. WGM carried out a similar review of the property when Lundin (then South Atlantic Ventures Ltd. (“South Atlantic”)) acquired Zinkgruvan earlier in 2004.
The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 (“NI 43-101”) in terms of structure and content.
During its review for South Atlantic, WGM audited the Zinkgruvan Mineral Resource estimates as of December 31, 2003. WGM reclassified these resources according to the guidelines of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“the CIM Standards”). The overall Mineral Resource estimates are shown below.

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Zinkgruvan Mine Proven and Probable “Zinc/Lead/Silver” Mineral Reserves
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)

Proven	7,875,000	103	9.9	5.2
Probable	1,627,000	68	9.3	2.8

Total	9,502,000	97	9.8	4.8

NB: Zinkgruvan uses a 250 Swedish kronor economic cutoff when converting Mineral Resources to Mineral Reserves. For the Burkland deposit, zero-value wall rock (12%) and backfill (3%) dilution and mining recovery (95%) and mining losses (3%) factors are applied to Mineral Resource estimates in arriving at the cutoff figure. For the Nygruvan deposit, the corresponding figures are wall rock dilution 25%, mining recovery 95% and mining loss 5%. There is no backfill factor required. Mineral Reserves are converted to mineable reserves by applying a five-year rolling average grade-correction factor.
Zinc/Lead/Silver Mineral Resources are reported in addition to Mineral Reserves and for Zinkgruvan’s strategic planning purposes a large portion is incorporated into the life of mine plan once subjected to dilution, recovery and grade-correction factors. None of these factors has been applied to the Measured, Indicated or Inferred Resources as reported below. The life of mine plan as of January 1, 2004, projected production through 2022, from the Zinc/Lead/Silver Mineral Reserves and Mineral Resources as estimated at December 31, 2003.
Zinkgruvan Mine Measured and Indicated “Zinc/Lead/Silver” Mineral Resources
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)

Measured	1,069,000	34	7.8	1.5
Indicated	1,044,000	82	9.5	3.4

Total	2,113,000	58	8.6	2.4
Zinkgruvan Mine Inferred “Zinc/Lead/Silver” Mineral Resource
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)

Inferred	8,323,000	103	10.0	4.3
For the six years from 1998 through 2003, production at Zinkgruvan averaged 739,000 tonnes per annum and silver production (as recovered in lead concentrates) averaged 1,517,000 troy ounces per annum. Nine-month production to September 30, 2004 was 503,000 tonnes grading 9.3% Zn, 4.6% Pb, and 97 g Ag/t for 1,173,000 troy ounces of silver, 43,000 tonnes of zinc and 20,000 tonnes of lead, all in concentrate. WGM projects that full year production will be 710,000 to 720,000 tonnes and that silver production will be 1,600,000 to 1,700,000 troy ounces. In late 2004, new five-year and life of mine plans were in preparation and WGM

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reviewed the five-year plan during its November 2004 site visit. While neither plan was official at the time of writing this report, WGM is of the opinion that the five-year plan forms a realistic basis to view mine production going forward and has used these figures in its economic model. The 2005 through 2009 plan calls for production averaging 833,000 tonnes per annum grading 8.8% Zn, 4.6% Pb, 107 g Ag/t, nearly all of which is from Proven and Probable Mineral Reserves. The projected December 31, 2004 Zinc/Lead/Silver Proven and Probable Mineral Reserves are sufficient to support production at current and planned rates for 10 years, that is through the end of 2014. The projected December 31, 2004 Measured and Indicated Mineral Resources are sufficient to support production for an additional 2.7 years, that is through August 2017.
In addition to the Zinc/Lead/Silver Mineral Resource, the mine hosts an undeveloped copper zone. It sits on the structural hanging wall of the Burkland Zn, Pb deposit and has been partially defined by a limited number of drillholes. A Mineral Resource estimate has been prepared for it as shown below. The life of mine plan does not incorporate production from the zone but internal studies have show that development and production are feasible. Zinkgruvan staff renewed their study of the copper zone during 2004 and subject to finalization, the mine’s environmental permit has been modified to allow for the processing of 500,000 tonnes per annum from the zone in parallel with and in addition to continued production from the zinc, lead, silver zones. Production from the copper zone would result in increased silver production.
Zinkgruvan Mine Indicated and Inferred “Copper” Mineral Resources (2% Cu cutoff)
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)

Indicated	2,667,000	0.5	0.0	3.0	52
Inferred	850,000	0.2	0.0	3.3	41
WGM is satisfied that the mine-staff estimates of Mineral Reserves and Mineral Resources are valid and accepts the results.

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Silver production is projected to average 2,089,000 ounces annually from 2005 through 2009 and 1,807,000 ounces annually from 2010 through 2017. The amount of silver purchased by SLW will be roughly 95% of these figures once smelter deductions are taken into account.
Historically, Zinkgruvan has been very successful at converting Inferred Resources into Indicated and Measured Resources and subsequently into Mineral Reserves. Between 1982 and 2003 total Proven and Probable Mineral Reserves remained almost constant despite a gradual increase in throughput over that period. The planned exploration and development cycle at the mine saw little or no conversion of Mineral Resources to Mineral Reserves during 2004, therefore the December 31, 2004 Proven and Probable Reserve total will be reduced by the amount of 2004 production. Mine staff report that this situation will continue through 2005. WGM’s opinion is that the historical success in replacing Mineral Reserves will resume in 2006 and the life of mine plan projecting production through to 2022 is a viable one. It should be noted that this life of mine plan as prepared by mine staff incorporates a portion of the Inferred Resources whereas WGM’s economic analysis does not.
WGM has completed an economic analysis of the operation starting January 1, 2005 and continuing through 2017. Production ceases in 2017 and reclamation activities are undertaken for the remainder of 2017. Although it is likely that these activities will continue for some time thereafter, their total estimated cost is incorporated in 2017. The WGM analysis does not incorporate Inferred Mineral Resources.
The analysis shows that the operation will have an accumulated after tax Net Cash Flow of US$187,372,000.
WGM is of the opinion that using reasonable economic and operational assumptions the Zinkgruvan operation starting from January 1, 2005 will be financially viable and will be able to deliver the minimum required 40 million ounces of silver over the first 25 years of the Zinkgruvan-SLW agreement. It will remain robust under a variety of metal price, operating cost and exchange rate conditions.

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WGM believes that the Zinkgruvan operation will continue to be a silver, zinc and lead producer in the lower cost quartile of the industry for its remaining mine life, currently projected by Zinkgruvan to be 18 years. Due to depressed metal prices, the mine has not been fully capitalized and the exploration effort has been reduced in recent years. Both brownfields and greenfields exploration potential are regarded by WGM as very good. Notwithstanding certain underground production problems early in 2004, the mine is poised to increase production moderately at a time of increased metal prices and the new owners have begun to address undercapitalization issues and a more aggressive exploration program is beginning.
Although Zinkgruvan has a long operating history, the mine has no significant environmental liabilities due to the non-acid generating nature of the tailings and modern containment practices in place. Both the mine and concentrator have opportunities to increase production and decrease operating costs. A partially defined copper resource adjacent to the Burkland deposit provides an opportunity to further increase the economic value of the operation.

Watts, Griffis and McOuat
2. INTRODUCTION AND TERMS OF REFERENCE
2.1 INTRODUCTION
Silver Wheaton Corp. (“SLW”) was incorporated under the Business Corporations Act of Alberta as Chap Mercantile Inc. The company name was changed in December 2004. It is a public company listed on the TSX Exchange under the trading symbol SLW and its head office is located in Vancouver, Canada. SLW’s controlling shareholder is Wheaton River Minerals Ltd., an important Canadian-based international Au, Ag and Cu producer. SLW is a ‘pure’ silver mining company, which has already entered into an agreement to purchase 100% of the silver production of Wheaton River subsidiary company Minas Luismin S.A. de C.V., which produces some 8 million troy ounces of Ag annually from mines in Mexico.
2.2 TERMS OF REFERENCE
Watts, Griffis and McOuat Limited (“WGM”) was retained by SLW to carry out an independent technical review of the Zinkgruvan Mine (“Zinkgruvan”), its Mineral Resources and associated assets and the exploration potential of the mine and immediate surrounding area.
WGM’s assignment consisted of:
•	A site visit, as technical advisors to SLW, to Zinkgruvan along with a representative of SLW and a representative of Macquarie North America Ltd., from November 4 to 6, 2004;

•	A review of the Mineral Resource estimates as of December 31, 2003 as prepared by Zinkgruvan staff and audited and reclassified by WGM in March 2004;

•	A review of the most recent although unofficial Zinkgruvan life of mine plan, the surface and underground facilities and methods of operation and the ongoing process of

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permitting expansion of the tailings disposal area and a possible increased production rate; and
•	The preparation of a simplified economic analysis to demonstrate the viability of the mining operation.
The review and report were carried out and prepared in compliance with the standards of National Instrument 43-101 (“NI 43-101”) in terms of structure and content.
2.3 SOURCES OF INFORMATION
In conducting this study, and with Lundin Mining Corporation (“Lundin”) permission, WGM relied on a similar report prepared for South Atlantic Ventures Inc. (“South Atlantic” and predecessor to Lundin) in March 2004. This report was prepared as part of South Atlantic’s due diligence process when it purchased Zinkgruvan from its then beneficial owner Rio Tinto Limited. In addition, WGM acquired new data from Zinkgruvan staff during the November 2004 site visit and SLW provided additional material. Large portions of the descriptive material used in this report for SLW have been taken from all of the above. A site visit was carried out by John Sullivan, WGM Senior Geologist, from November 4 to 6, 2004. Mr. Sullivan had previously visited the site from January 21 to 23, 2004. Discussions were held with Zinkgruvan management and technical personnel on site and with Lundin management personnel on site and in Stockholm on November 7, 2004. Telephone discussions and e-mail exchanges were held with SLW and Zinkgruvan staff subsequent to the site visit.
Representative samples of mineralization were taken during underground visits in both January and November. These samples were carried back to Canada where two were analyzed.
Documents used in the preparation of this report and that of March, are listed under “References”.

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2.4 UNITS AND CURRENCY
Both Metric and Imperial units are used in this report. Grams (“g”) are converted to troy ounces (“ounces” or “oz”) using a factor of 31.104 g = 1 ounce and 34.29 g/tonne (“t”) = 1 oz/T (“ton”). Currency is United States dollars (“US$”), Canadian dollars (“C$”) and Swedish kronor or crowns (“SEK”). In mid-December 2004, the currency exchange rate was approximately 6.74 SEK and C$1.22 per US$.
2.5 DISCLAIMERS
WGM has not verified title to the Zinkgruvan property but has relied on information provided by Zinkgruvan staff.
This report or portions of this report are not to be reproduced or used for any purpose other than to support SLW’s agreement to purchase the silver production from the Zinkgruvan Mine, without WGM’s prior written permission in each specific instance. WGM does not assume any responsibility or liability for losses occasioned by any party as a result of the circulation, publication or reproduction or use of this report contrary to the provisions of this paragraph.

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3. PROPERTY DESCRIPTION AND LOCATION
3.1 LOCATION
The Zinkgruvan mine is located in south-central Sweden in Narke County at approximately 58°49’N latitude, 15°12’E longitude. As shown in Figure 1, it lies 175 km in a straight line west-southwest of Stockholm and 210 km northeast of Goteborg. While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 km and 15 km NW of the mine. They house most of the mine employees.
3.2 PROPERTY DESCRIPTION
Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small mining/exploitation concessions into one larger one.
The Swedish Minerals Act was modernized in 1992 and has been amended as recently as 1999. It now encourages foreign participation in the industry. There are no mining taxes or royalties other than the normal Swedish corporate tax, presently 28%. An exploration permit is the basic form of mineral tenure. It is valid for an initial period of three years and can be renewed subject to mining inspectorate approval for a further three years. Additional renewals are possible but increasingly difficult to obtain except in exceptional circumstances such that the maximum duration of a permit is theoretically 15 years. The size is limited to an area no larger than may be assumed can be explored in an appropriate manner. An application fee of SEK 500/2,000 ha applies and the applicant must supply a list of private land owners within the area applied for. The mining inspectorate informs all these owners, who then have the right to object to the granting of the permit. The mining

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law is, however, quite strong and objections have only the remotest chance of succeeding. Nonetheless the procedure is long and it may be some months before a permit is granted. A general work plan must also be submitted with the permit application. Holding costs are onerous for metallic minerals, at SEK 15/ha for the first three-year period paid in advance. This increases to SEK 21 for the second three-year period and rises further for additional periods. There is partial reimbursement of these fees if the permit area is reduced during the period in question. The mining inspectorate and private land owners (if any) must be informed by registered letter prior to the commencement of work and land owners may object. If necessary the mining inspectorate will intervene. Terms and a deposit for compensation for damage are determined in advance of work commencing. When a permit is terminated without the granting of an exploitation concession a report of work must be submitted.
An exploitation or mining concession is granted if it can be demonstrated that an economically viable deposit has been defined. A SEK 6,000 application fee is required and it must be accompanied by a technical and financial report including an environmental impact assessment, covering the deposit. The area is decided based on the extent of the deposit and lands required for the entire operation. Surface rights are included, some of which may be outside of the concession area, for instance a tailings impoundment area. There is provision for expropriation if necessary. The initial duration of a concession is 25 years and this is extended automatically for 10 year periods provided the concession is being regularly exploited when the period of validity expires.
Permits and concessions may be held by foreigners or foreign companies but work must be conducted through a registered Swedish branch office. Either tenement may be transferred with mining inspectorate approval.
The area covered by the SLW – Zinkgruvan agreement is the immediate Zinkgruvan Mine area property consisting of four contiguous blocks totalling 679.38 ha in area and a fifth block (Marketorp) some 35 km to the east. Two of the mine area blocks are exploitation or mining concessions, valid until 2025 and 2027 and the other two are exploration permits with a

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duration of three years, valid until September 2004 and July 2006. Marketorp covers historic zinc, lead showings. Zinkgruvan holds four additional exploration permits contiguous or nearly contiguous with mine area blocks and a fifth exploration concession, contiguous with Marketorp. All Zinkgruvan holdings are more fully described in Table 1 and are shown on Figure 2.
TABLE 1
ZINKGRUVAN LAND HOLDINGS

Permit Type	Permit Name	Date Granted	Expiry Date	Area (ha)

SLW Agreement

Exploitation Concession	Zinkgruvan	2000-01-01	2025-01-01	254.40
	Klara	2002-12-18	2027-12-18	354.73
	Marketorp	2001-03-06	2026-03-06	70.25
Exploration Permit	Hovdingamon Nr 1	2001-09-05	2007-09-05	330.92
	Dalby Hytta Nr 1	2003-07-01	2006-07-01	779.62

Agreement Total	5			1,789.92

Zinkgruvan 100%
Exploration Permit	Loffalet Nr 1	2004-09-13	2007-09-13	1,846.34
	Flaxen Nr 1	2004-09-15	2007-09-15	1,981.4
	Daldiket Nr 1	2004-09-27	2007-09-27	2,069.57
	Vargmossen Nr 1	2004-10-06	2007-10-06	751.8
	Jangubba Nr 1	2004-10-07	2007-10-07	838.37

Zinkgruvan Total	5			7,487.48

3.3 SLW – ZINKGRUVAN AGREEMENT
On November 14, 2004, SLW predecessor Chap announced that, subject to a due diligence review and certain other conditions, Silver Wheaton, Lundin and Zinkgruvan would enter into a number of agreements whereby Zinkgruvan will sell and Silver Wheaton will purchase 100% of its life of mine silver production. (A minimum of 40 million ounces over the initial 25 years.) Consideration will be approximately US$75 million, comprised of an up front payment of US$50 million in cash, 30 million common shares of SLW and

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30 million common share purchase warrants of SLW. SLW will acquire each ounce of silver for the lesser of US$3.90 (subject to a capped inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Each warrant will be exercisable into one common share at a price of C$0.80 until August 5, 2009. Failure to deliver the 40 million ounces will incur a US$1.00 per ounce of shortfall, calculated after the initial 25 year period.
In connection with the transaction, SLW intends to complete a US$40 million equity financing, which combined with cash on hand, will be used by SLW to fund the cash portion of the purchase price of the acquisition.
As noted in Section 3.2 above, the agreements will apply to silver production from the present mining operation and any production achieved from the three exploitation concessions and two exploration permits which comprise the property.

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4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE
AND PHYSIOGRAPHY
4.1 ACCESS
The property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 km to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 km to Askersund, and then by a secondary paved road for a further 15 km through Ammeberg to Zinkgruvan.
Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations.
Askersund is located at the north end of Lake Vattern, the second largest lake in Sweden. The largest lake in the country, Lake Vänern, is some 50 km from Askersund in a straight line. The port of Otterbäcken on Lake Vänern is about 100 km from Zinkgruvan by road. The port of Göteborg on Sweden’s west coast is accessible by lake and canal from Otterbäcken, a distance of 200 km.
4.2 CLIMATE
The warm Gulf Stream in the Atlantic gives Sweden a milder climate than other areas equally far north. Stockholm, the capital, is at almost the same latitude as southern Greenland but has an average temperature of 18° C in July. The winter temperatures average slightly below freezing and snowfall is moderate.
Temperature records for Zinkgruvan show that the mean annual temperature is 5.5° C. Mean monthly temperatures are below freezing from December through March. The coldest month is February, with an average maximum temperature of -4.1° C and an average minimum of -11.1° C.

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The warmest month is August with an average maximum temperature of 18.2° C and an average minimum of 12.2° C.
Annual precipitation is about 750 mm. It ranges from a low of 11 mm in March to a high of 144 mm in August.
4.3 LOCAL RESOURCES AND INFRASTRUCTURE
The community of Askersund has a population of about 14,000. The village of Zinkgruvan has about 450 inhabitants. Zinkgruvan is the largest private employer in the municipality with 287 employees. Other local economic activities include agriculture, construction and light service industries. The town of Askersund has a modest tourist industry in the summer and is a full service community.
The nearest airport is in Örebro with daily flights to Stockholm, Copenhagen and other centres. Orebro also hosts a university and considerable light and heavy industry.
As with virtually all of southern Sweden there is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated work force.
4.4 PHYSIOGRAPHY
The property is located in very gently rolling terrain at about 175 metres above mean sea level (“masl”) and relief in the area is 30 m to 50 m. It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec. Outcrop is scarce.

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5. HISTORY
The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Vieille Montagne merged into Union Miniere in 1990.
The earliest recorded mining activity in the area dates from approximately 1700. This was from the Isåsa mine, immediately to the north of the present Zinkgruvan operation. The mine operated intermittently until the mid 1800s. Samples were reported to run up to 1,550 g Ag/t but the operation never made a profit and was shut down permanently in 1845.
Interest in the present Zinkgruvan area as a potential zinc producer dates from 1846-47. Trial mining and smelting were carried out but the operation was unprofitable because of the large quantities of coal required for reducing the ore.
The Swedish owner of the property subsequently made contact with Vieille Montagne, the world leader in the mining and processing of zinc ores at that time. The Belgian company agreed to purchase the properties, including mineral rights and extensive surface rights in farm and forest land and in 1857 a Royal Warrant was issued by the Swedish Crown authorizing this purchase by a foreign company and documenting the terms of operation of the mine.
The first shipment of ore from Zinkgruvan to Belgium was made in 1860. Vieille Montagne metallurgists, accustomed to treating oxidized ores in carbonate gangues, encountered severe technical problems in smelting the sulphide ores, however, the problem was eventually solved by the addition of a roaster on site in 1864.
Processing, including roasting was carried out at Ammeberg, with its small port facility on Lake Vattern. Zinkgruvan still has some real estate holdings in and around the town. The former tailings area now forms a golf course. From the port, shipments of ore and (later) concentrate were shipped out through the Swedish lake and canal system to the sea and on to Belgium.

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In the years immediately following the opening of the mine, production was carried out on a modest scale. Hand sorting and heavy media separation were sometimes employed to upgrade mined material. Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually (“tpa”). In the mid-1970s, the company decided to expand production and doubled the production rate to 600,000 tpa. A new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned. The new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tpa, which was achieved in 1982. Since then the production rate has been further increased to its present ±800,000 tpa. Nominal milling capacity is 900,000 tpa but the operation has never achieved this level. Potential future options include increasing the production rate to up to 1,500,000 tpa including up to 500,000 tpa from the copper zone.
In the present concentrator, run-of-mine ore is ground in a large autogenous mill. The sulphides are then floated in bulk followed by lead-zinc separation. The entire operation is guided by a process control computer with an Outokumpu Courier on-stream X-ray analyzer.
Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% Zn and 2.4% Pb have been produced. Silver grade has been recorded only since 1980. Selected production figures for the six years from 1998 through 2003 are shown in Table 2. Production to September 30, 2004 was 503,000 tonnes grading 9.3% Zn, 4.6% Pb, and 97 g Ag/t for 1,173,000 troy ounces of silver, 43,000 tonnes of zinc and 20,000 tonnes of lead, all in concentrate. WGM projects that the mine will produce 710,000 to 720,000 tonnes and a total of 1,600,000 to 1,700,000 ounces of silver in full 2004.

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TABLE 2
ZINKGRUVAN MINE PRODUCTION – 1998 TO 2003

Year	Tonnes	Zn (%)	Pb (%)	Ag (g/t)	Recovered Ag (ounces)*

1998	691,000	10.8	3.8	85	1,335,000
1999	736,000	9.5	3.6	78	1,331,000
2000	733,000	10.8	4.0	102	1,531,000
2001	810,000	8.4	3.6	84	1,494,000
2002	707,000	7.2	3.8	90	1,561,000
2003	757,000	9.2	4.8	103	1,852,000

Averages	739,000	9.3	3.9	90	1,517,000

*	Approximate Ag production as recovered in Pb concentrates.
In late 1995 North Limited of Australia purchased the mine from Union Miniere as part of a zinc strategy and in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area. This program was, however, cut short before any significant diamond drilling was carried out and all of North’s non-core mineral rights other than Marketorp subsequently lapsed. No off-site exploration has been conducted since 1999.
In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited and in June 2004 Zinkgruvan was acquired by South Atlantic Ventures Ltd., which shortly thereafter changed its name to Lundin Mining Corporation.
Zinkgruvan lies on the southern edge of the Bergslagen greenstone belt and since the early 1970s the area has seen regional exploration programs, largely based on airborne electromagnetic survey (“AEM”) follow-up, by SGAB and LKAB (both Swedish state companies), BP Minerals, Granges and more recently BHP. Boliden has also worked in the area although its activities seem to have been concentrated more to the north. None of the southern programs has met with success although details are sketchy as until the early 1990s there was no statutory requirement to file exploration results with Swedish authorities. A good portion of the results and base data has found its way to the mine over the years but even with the effort made by North much work is required to compile and prepare a useful regional database.

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6. GEOLOGICAL SETTING
6.1 REGIONAL AND LOCAL GEOLOGY, METAMORPHISM AND STRUCTURE
Zinkgruvan is located in the SW corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 km north of Zinkgruvan), which saw production from before the year 1000 until 1992. The belt is shown in Figure 3.
The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain. The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 km deep. Limestones, calc-silicates and mineralized deposits are commonly found within the metavolcanics. The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.
The deposit is situated in an east-west striking synclinal structure within the lower Proterozoic Svecofennian supracrustal sequence (Figure 4). This sequence consists of metavolcanic and metasedimentary rocks 1.90 to 1.88 billion years old, which rest on an unknown basement.
During early stages of the orogeny 1.87 to 1.85 billion years ago, differentiated, I-type granitoids, ranging from gabbro to granite in composition intruded the Svecofennian sequence. From 1.84 billion years ago until 1.77 billion years ago further intrusion occurred, forming late orogenic, undifferentiated, S-type plutons and dikes associated with migmatites, comprising granites, aplites and a large number of pegmatites. Finally, post-orogenic granites belonging to the NNW-trending Transscandinavian granite-porphyry belt created a large volume of granitic intrusion about 1.73 billion years ago.

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The supracrustal rocks are divided into three lithostratigraphic groups:
•	a metavolcanic group in the lower part of the stratigraphy;

•	a metavolcano-sedimentary group; and

•	a metasedimentary group, which occupies the highest stratigraphic position of the supracrustal rocks in the Zinkgruvan area.
The metavolcanic group comprises mainly massive, fine-grained, red, felsic metavolcanic rocks, which are in part quartz-microcline porphyritic with a low (≤5%) biotite content. They occur mainly in the northern part of the area and south of the Zinkgruvan basin structure. Some of the rocks in the metavolcanic group are assumed to have an ignimbritic origin.
The rocks of the metavolcano-sedimentary group are composed of mixed, chemically precipitated, and tuffaceous metasediments. The major rock type in this group is a metatuffite, which is commonly well banded and sometimes extremely finely laminated. Calc-silicate rocks, marbles, calc-silicate-bearing quartzites, quartzitic tuffaceous metasediments and sulphide ores are intercalated with the metatuffites. All of these rocks are intruded by metabasic sills and dikes, usually 2 to 3 m wide.
The metasedimentary group contains mainly argillic, clastic metasediments, which characteristically have a high biotite content (>30%). They are strongly recrystallized and transformed to veined gneisses. In upper parts of the stratigraphy the metasediments are migmatized and have undergone some anatexis to form grey, medium grained, biotite-rich, massive granitoids. In the lower part of the group, disseminated pyrrhotite occurs in garnet-bearing siliceous beds of primary exhalative origin.

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Most of the mineralization in the district is associated with the metavolcano-sedimentary group:
•	in the northernmost part of the Zinkgruvan area, manganese-rich, occasionally sphalerite-bearing, magnetite mineralization is associated with pyroxene and amphibole-bearing marbles and metatuffites;
•	to the northeast and east of the Zinkgruvan deposit, magnetite deposits are hosted by diopside (predominantly)-actinolite-hornblende-calcite-garnet-bearing rock intercalated with a metatuffite, which lies in the lowest part of the (metavolcano-sedimentary) group;
•	the Zinkgruvan deposit, together with a number of small bodies of Zn-Pb mineralization are situated in the higher part of the group; and
•	stratiform pyrrhotite mineralization occurs in the uppermost part of the group and in the lower part of the metasedimentary group.
As a result of repeated deformation during the Svecofennian orogeny, the relatively incompetent supracrustal rocks were isoclinally folded together with the more competent, primorogenic granitoid massifs. The metamorphism is low-pressure, upper amphibolite facies with migmatization and partial melting of the biotite-rich rocks in the metasedimentary group and its effects are more pronounced in the southern or Zinkgruvan portion of the Bergslagen.
Sillimanite and cordierite are common index minerals in these rocks. The rocks of the metavolcano-sedimentary group, which underwent the same high-temperature metamorphism exhibit well preserved, recrystallized, primary bedding.
Regional deformation ended before regional metamorphism, as the late orogenic granites have not been affected by the regional deformation, however, the later granites of the Transscandinavian granite-porphyry belt have deformed the country rock during their intrusion, causing a local folding parallel to subparallel to their margins.
Brittle fracturing is marked by NNE-trending fault systems resulting in large-scale block movements between sections of the country rock. The Knalla fault, separating the Nygruvan and Burkland ore zones is likely an example of such a fault. Movements of several hundred metres

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are occasionally observed along such faults (Figure 4). These fault systems postdate an east- trending dolerite dike swarm, which has an age of about 1.53 billion years.
6.2 GEOLOGY OF THE ZINKGRUVAN DEPOSIT
The massive sulphide Zn, Pb mineralization is hosted by a metavolcano-sedimentary sequence with associated carbonates and cherts and extends for some 5 km along strike. Structurally, the deposit has undergone several phases of folding and is divided into two distinct areas by the regional NNE-SSW-trending Knalla fracture/fault zone. The property geology is shown on Figure 4. Stratigraphy is overturned such that the stratigraphic footwall forms the structural hanging wall.
From stratigraphic footwall (oldest) to hanging wall (youngest) the deposit geology is presented as follows:
•	Quartz-microcline unit (leptite or felsic volcanic);
•	Felsic metatuffite;
•	Marble (host to the copper zone);
•	Metabasite sills and dykes (amphibolite?);
•	Felsic metatuffite (sometimes quartzitic and with occasional oxide iron formation beds);
•	Massive sulphide Zn, Pb;
•	Calc-silicate bedded metatuffite;
•	Marble;
•	Felsic metatuffite with disseminated pyrrhotite near the upper stratigraphic contact; and
•	Argillic metasediment.

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The Nygruvan section of the mine, which has provided the bulk of the production until recently, is situated to the east of the fracture/fault zone and consists of a single, fairly regular, tabular 5 m - 25 m thick horizon, striking NW-SE, dipping 60° to 80° to the NE and has a near-vertical plunge. It outcropped and persists to at least 1,200 m vertical depth. The western or Knalla section of the mine, striking generally NE-SW (although quite variable locally) and dipping NW, consists of several bodies of highly contorted mineralization of quite variable thickness (3 m – 40 m). Dips are variable from near vertical to sub-horizontal. Plunges are also variable with the Burkland body plunging moderately NE and Cecilia and Dalby plunging SW. Burkland extends from 200 m to depths in excess of 1,400 m vertical. It flattens considerably at depth making exploration drilling and interpretation of results difficult. Figures 5 and 6 are respectively a 650 level plan and schematic cross-section through the Nygruvan area. Figures 7 and 8 are respectively an 800 level plan and schematic cross-section through the Knalla area.
Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin. The copper zone dips steeply NW, is up to 250 m long, varies from 5 m to 38 m thick and extends from slightly above 600 m to 1,020 m vertical, all dimensions depending on grade cutoff employed. It is cut off latterly to the NE by the Knalla fault and has been cut off by drilling to the SW and above 650 m vertical. It may continue at depth. A thin, discontinuous clay rich fault zone occurs between the massive sulphide and the copper mineralization. The plan position of the copper zone is shown in Figure 7.
The metavolcano-sedimentary group consists mainly of a potassium-rich metatuffite with intercalations of calc-silicate rocks, marbles, quartzites and sulphides. These intercalations give the metavolcano-sedimentary group, a pronounced stratification especially in the ore zone and its stratigraphic hanging wall.

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The metatuffite is a homogenous, usually massive, quartz-microcline-biotite rock of rhyolitic to dacitic composition. It has a granoblastic texture and is often gneissic.
The stratigraphy of the metavolcano-sedimentary group is best developed in the eastern part of the Nygruvan area where the sequence is thickest.
Metabasic sills and dikes intruding the metavolcanic and the sedimentary group are the oldest intrusions. Dikes and irregular, massive, grey, usually coarse-grained pegmatites of granitic composition are relatively common in folded areas.
There is clear evidence of hydrothermal alteration in the mine sequence. Altered rocks have been heavily depleted in Mg, Mn and Fe although there is some disagreement regarding Mn depletion. Sodium depletion is less evident although the Na/K ratio decreases upwards through the footwall quartz-microcline unit. There is significant enrichment in Ba, K, S and Ca.

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7. DEPOSIT TYPES
While the genetic model most appropriate for Zinkgruvan is still somewhat controversial, evidence, particularly the presence of a what appears to be a copper rich stringer zone stratigraphically below the Burkland orebody, seems to favour a volcanogenic (“VMS”) model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period. Some workers prefer a sedimentary-exhalitive (“SEDEX”) model and the truth may lie somewhere between the two.

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8. MINERALIZATION
8.1 ZINC/LEAD/SILVER OREBODIES
Sphalerite and galena are the dominant sulphide minerals, generally massive, well banded and stratiform, generally 5 m to 25 m thick. At Nygruvan there are two parallel horizons (mainly in the eastern portion of the orebody), separated by 3 m to 8 m of gneissic metatuffite (quartz, microcline, biotite, and minor muscovite, chlorite and epidote). Chalcopyrite is present in small amounts (<0.2% Cu). Pyrrhotite, pyrite and arsenopyrite are present although the amount of pyrrhotite and pyrite (<1% each) is far less than for many if not most VMS or SEDEX deposits. Tetrahedrite is the most common silver-bearing mineral. Metamorphism and deformation have mobilized galena into veins and fissures subparallel to original bedding in places. Native silver was even more mobile and is often found in small fissures. Remobilization is most commonly observed in the Pb-rich western part of Nygruvan. In both the Nygruvan and Knalla areas there is an increase in Zn+Pb grades towards the stratigraphic hanging wall of the massive sulphide horizon. Contacts of mineralization with hosting stratigraphy are generally very sharp, more so on the stratigraphic footwall than hanging wall.
In the Knalla portion of the mine, structure is more complex and structural thickening is common. There are often two to four parallel ore horizons separated by narrow widths of metatuffite. The Knalla area consists of five individual Zn, Pb bodies for which Mineral Reserves and/or Mineral Resources have been estimated and exploration is ongoing to further define them and to find additional ones along what is a continuous although highly contorted horizon. The bodies are, from NE to SW, Burkland, Savsjon, Mellanby, Cecilia and Borta Bakom. In addition the Lindangen zone occurs close to surface above Mellanby on the longitudinal section and was exploited earlier in the mine’s life. It hosts a small resource, some of which may not be exploited because of its proximity to surface. The only significant difference in mineralogy from Nygruvan to Knalla is that Co and Ni content are higher in the Burkland deposit and are of sufficient quantity that they impact metallurgy and concentrate quality. The Co content of zinc concentrate sometimes exceeds the penalty limit of 150 ppm.

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8.2 COPPER MINERALIZATION
Copper stockwork mineralization was noted on the structural hanging wall of the Burkland deposit early in its exploration history. During 1996-1997 resource definition drilling at Burkland led to the recognition of significant hanging wall copper mineralization and a copper-specific drilling program was undertaken. A 2.7 Mt Indicated Resource grading 3.0% Cu, 0.5% Zn, 52 g Ag/t has since been defined and a preliminary study was undertaken into the feasibility of developing the zone in parallel with the Zn, Pb resources. More study is now underway. The host rock is a dolomitic marble with variable amounts of porphyroblastic Mg-silicates. The clean marble contains up to 10% silicate minerals and higher amounts of copper than the silicate rich type with up to 50% silicates. Chalcopyrite is the main copper mineral and occurs as fine-grained disseminations infilling between dolomite grains or massive lumps and irregular veins up to several cm thick. Cubanite, CuFe2 S3, is also present and occurs as lamellae in chalcopyrite. Bornite and tetrahedrite are rare and mainly confined to footwall rocks outside the resource.
The host mineral for silver in the deposit is not known but native silver has been encountered occasionally as thin vein fillings in core. Zinc is present exclusively in sphalerite. Cobalt, nickel, arsenic and antimony-bearing minerals such as cobaltite, safflorite, breithauptite and nicolite have been recognized. Some graphite has been observed.

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9. EXPLORATION
9.1 MINE SITE (BROWNFIELDS)
Since 1999, with minor exception, the only exploration conducted by Zinkgruvan has been that directly related to defining/upgrading known Mineral Resources and exploring for new ones on the Nygruvan-Knalla mineralized horizon, mostly in the Knalla portion of the mine. Drilling is undertaken both from surface and underground and dedicated exploration drifts are common. Geological staff has historically been very successful in upgrading Mineral Resources and replacing Mineral Reserves.
Somewhat less exploration drilling and drifting than originally planned have been undertaken in 2004. Final amounts will be approximately 11,000 m versus a planned 15,800 m and 570 m versus 860 m respectively. Nonetheless these amounts represent increases from recent years. Unofficial plans for 2005 are for 16,400 m of drilling and 190 m of exploration drifting. The drifting is planned for the middle Burkland and upper Cecilia areas. The drilling will be comprised of stope definition, resource upgrading and surface holes, the latter to follow-up on the successful hole completed in 2004 (see Section 9.2).
9.2 OFF MINE SITE (GREENFIELDS)
Prior to the purchase of the mine by North Limited in 1995 greenfields exploration had not been a priority. The Marketorp exploitation concession 35 km east of the mine, covering historic Zn, Pb mineralization had been explored in the 1950s and 1980s by a forestry company and LKAB by trenches, shallow shafts, short drillholes and IP surveying and been held for many years by Zinkgruvan without being worked. A large amount of regional data had been accumulated, however, and North began an aggressive exploration program shortly after the acquisition.

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A regional heliborne magnetic and radiometric survey (223 km2 in 5 areas including 90 km2 covering the mine site and immediate area) was carried out and new properties were acquired, including a considerable amount of land contiguous with and surrounding the mine exploitation concessions. A GEOTEM AEM survey of limited extent (236 km2 in 6 areas, including 90 km2 covering the mine site and immediate area) was flown, extensive ground geophysical surveys (Mag, HLEM, IP), geological mapping, conventional till sampling and MMI geochemical surveying were also carried out. Some 20 target areas were explored, however, the exercise was somewhat of a scientific one and only 7 holes totalling 4,500 m (on a property 7 km east of the mine) were drilled. Prior to the time North wound down its exploration programs in 1999, drilling had been proposed for five properties and additional work for three others.
In 2000, North entered into an exploration joint venture with Lake Resources, an Australian start-up junior company. In return for providing access to all its data North/Zinkgruvan were to share in any discoveries. Lake acquired some property towards the central portion of the Bergslagen belt but was unable to raise funding and carried out no significant exploration. It did not evaluate the Zinkgruvan database to any great extent before ceasing work. The agreement was formally terminated in 2003.
Zinkgruvan conducted a basal till geochemical exploration program north of the mine area on the Dalby Hytta Nr 1 exploration permit early in 2004 and encountered bedrock geology similar to mine stratigraphy along with small amounts of sphalerite and galena. In addition, one deep surface drill hole collared near the tiny hamlet of Dalby north of the mine was successful in intersecting the down dip projection of the Zinkgruvan horizon carrying Zn and Pb values (2.98% Zn, 2.16% Pb, 45 g Ag/t over 0.36 m) at a depth of 1,320 m. Follow-up drilling is planned. Since Lundin acquired the mine, more exploration licences have been acquired south and southeast of the mine and geophysical surveys are planned. These new holdings will not be part of the SLW-Zinkgruvan agreements.

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10. DRILLING
10.1 GENERAL
Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control. In the last 10 years 5,700 m to 34,000 m of drilling have been completed on the mine site annually and until recently 20% of that was of a reconnaissance nature.
Reconnaissance drilling for new mineralization is normally carried out from exploration drifts and holes may be up to 1,200 m long. Occasionally surface holes are drilled.
To qualify as Inferred Resources drill spacing is generally 80 m to 100 m vertical by 100 m horizontal and no mineralization has been exposed by development. Indicated Resource drill spacing is a maximum of 80 m to 100 m by 100 m with some mineralization exposed by development. Measured Resources have a maximum 50 m by 50 m drill spacing and are well exposed by development. Stope definition holes generally have a maximum spacing of 15 m to 20 m.
Measured Resources are converted into Mineral Reserves based on a SEK 250 minimum value cutoff factor.
Drilling is done by contractors and their all-up costs are SEK 320 or more per metre depending on hole length.
Holes over 100 m in length are surveyed using a Maxibor instrument with readings taken every 3 m. Core size is generally 28-36 mm for underground holes and 28-39 mm for surface holes. Recovery is near 100%.

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10.2 CORE HANDLING AND LOGGING PROTOCOL
Drill core is delivered to a modern, well-lighted core shack on the mine site. It arrives in labelled wooden core trays. The geologist calculates Q values (a geotechnical measurement combining several measures) and proceeds to geological logging using a Prorok software (developed and employed in Sweden) data entry module and lithological codes. There is provision for a written description also. One geologist is assigned to enter all drill logs into the database. WGM was impressed with the quality of the facility and the procedures in place for core logging and splitting.

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11. SAMPLING METHOD AND APPROACH
The geologist marks the “from-to” for assay samples on the box and this “from-to” serves as the sample number, which he or she enters on a sample record sheet. Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 m. Core splitting is handled in a dedicated and enclosed corner of the core logging area. A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number. A diamond saw is used occasionally. No sample tags are used. The second half of the core is returned to the core tray and all core is archived in a warehouse located in the town of Ammeberg.

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12. SAMPLE PREPARATION, ASSAYING AND SECURITY
12.1 SAMPLE PREPARATION
The sample bags are transported to the on-site laboratory located in the concentrator, where they are prepped for eventual shipment to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver for analysis. They are first jaw crushed to <5 mm. A Jones riffle splitter is then used to reduce the sample in size and the reject is bagged and saved for reference. Both the jaw crusher and Jones splitter are cleaned with compressed air between samples. A 100 g to 150 g portion of the riffle-split sample is placed in a Herzog automated pulveriser capable of handling 60 samples at a time and reduced to <36 microns. The pulveriser is air and water cleaned between sample runs. A 10 g portion of the pulverized sample is shipped to Acme. One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment. Shipments are made at least once per month depending on the level of drilling activity and the level of importance of the samples. WGM visited the laboratory in January and again in November and was impressed by the cleanliness, the quality of the equipment and efficiency of the staff and the procedures and protocols in place.
12.2 ASSAYING
In the mid-1990s geological staff recognized that the on-site laboratory had difficulty with accuracy and precision affecting all elements analyzed. Despite certain corrective measures and following a study of some 2,500 sample results and an additional 688 sample, doubts remained and in 2002 they decided to begin using a commercial laboratory for all geological analyses.
Since September 2002 assaying has been carried out by Acme (an ISO 9001:2000 accredited facility) using its ICP-ES (Inductively Coupled Plasma-Atomic Emission Spectrometer) procedure. Turnaround time is a quick 10 working days from shipping date for priority samples.

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The method uses a 1g pulp sample diluted in 100 ml Aqua Regia, which is then run by ICP-ES. It covers 23 elements, those of critical importance being Zn, Pb, Ag, Cu, Co, Ni and in addition Al, As, Bi, Ca, Cd, Cr, Fe, Hg, K, Mg, Mn, Mo, Na, P, Sb, Sr and W.
12.3 QAQC
12.3.1 GENERAL
Zinkgruvan has a systematic QAQC program in place. As noted above, a duplicate and a blank are inserted in the Zinkgruvan preparation laboratory prior to shipment to Vancouver. Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.
Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.
Zinkgruvan has recently enhanced its QAQC program by routinely sending pulp duplicates and blanks to the ISO 9001:2000 accredited ALS Chemex laboratory in Vancouver. WGM approves of the Zinkgruvan QAQC program. A further but less critical enhancement would be the preparation and insertion into the sample stream of deposit-specific standards.
12.3.2 CORRECTION FACTORS
While not strictly speaking a QAQC issue WGM has had discussions with mine geological staff about the correction (or reconciliation) factors used to reconcile predicted Mineral Reserve and Mineral Resource grades with official figures as represented by the actual produced amounts of concentrate and metal. Reconciliation is carried out on a monthly basis and factors for Zn, Pb and Ag are calculated in the form of a five-year rolling average. These factors are applied to the official Mineral Reserve estimates in order to arrive at mineable reserves for the life of mine plan. While such correction factors are common in the industry

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Zinkgruvan is somewhat unique. Zn and Pb have correction factors of 0.94 and 0.92 (to December 31, 2003) respectively, meaning that less Zn and Pb are recovered than the Reserve estimates indicate should be. This is not unusual. In the case of silver, however, the correction factor (to December 31, 2003) is 1.08 meaning that Ag is underreported by 8%, a significant amount. Zinkgruvan geological staff has put and continue to put considerable effort into studying this discrepancy but have yet to come up with a conclusive explanation. Possibilities include (1) The presence of Ag in hanging wall dilution, which is included at “zero” grade and (2) A problem related to historic silver assaying in the mine laboratory (see Section 12.2). Despite the fact that Acme now does all of the geological assaying, the vast majority of assay data in the database is pre-Acme. Therefore, if assay bias is the source of the problem it will be some time before the situation is corrected as Acme data begins to predominate. (Only 3,000 of the 26,000 samples in the database have been assayed by Acme.) During the November site visit WGM was informed that in fact the “point-in-time” Ag correction factor for the year 2003 was 1.02, considerably lower than the rolling average. Although there had been no attempt to correlate 2003 production with the source of assay data corresponding with this production, this drop in the correction factor may in fact be lending support to the notion that historic assay bias is the ultimate problem.
WGM recommends that SLW continue to follow this matter and obtain periodic updates regarding all the correction factors and in particular the progress in determining the source of the unusual silver factor.
12.4 SECURITY
The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities also. All sample batches are packaged securely and sample numbering is checked at each stage of the process.

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13. DATA CORROBORATION
WGM visited several underground working faces, including one of the exposed copper zone, and other key areas of the underground mining operation during its site visit January 22 and again on November 6, 2004. All of the surface facilities, including the tailings impoundment area were visited on January 21 and 23 and a portion of them were visited again November 5 and 6. In January, two representative samples were taken, one of massive Zn, Pb material from the Burkland deposit and one from the copper zone adjacent to Burkland. Another sample of Zn, Pb rich mineralization was taken in November. It was not analyzed. The January samples were taken to confirm the presence of economic mineralization. They were returned to Toronto and sent to the ALS Chemex laboratory in Vancouver for analysis. Zn, Pb, Cu and Ag were determined by AA measurement (following aqua regia digestion) on 30 g samples. Au was determined by fire assay with a gravimetric finish on a 50 g sample. In addition, multi-element ICP analysis was carried out on both samples. The WGM sampling confirmed the presence of Zn, Pb, Ag and Cu as detailed in Table 3. Elevated Ca and Mg values were found in the copper zone sample supporting the dolomitic marble composition of the host rock. The Burkland Zn/Pb/Ag zone sample had elevated Co, Ni values and moderately elevated As. The copper zone sample had very anomalous Co, Ni and As values.
TABLE 3
WGM SAMPLING RESULTS, ZINKGRUVAN MINE

	Zn	Pb	Ag	Cu	Co	Ni	As	Au
Location	(%)	(%)	(g/t)	(%)	(ppm)	(ppm)	(ppm)	(ppb)
Burkland 450 level	12.1	26.2	495	0.03	183	33	66	33
Heading 760-2, Zn/Pb zone

Copper zone crosscut – 965 level	0.86	0.01	16	5.68	3,600	1,770	8,840	4

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14. ADJACENT PROPERTIES
There are no known significant exploration properties adjacent to or near the Zinkgruvan property.
The property is situated in the far southern portion of the Bergslagen belt, which to the north hosts numerous iron ore and base metal deposits many of which have seen production. At the present time the only significant production from the belt besides Zinkgruvan is from the Garpenberg Zn, Ag operation of Boliden, located 175 km to the north.

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15. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
15.1 GENERAL
The Zinkgruvan Mineral Reserve and Mineral Resource estimates at December 31, 2003, as prepared by Zinkgruvan staff and audited and reclassified by WGM in March 2004, are shown in Tables 4, 5, 6 and 7. The Mineral Resources are reported in addition to Mineral Reserves. Zinkgruvan uses a SEK 250 economic cutoff when converting Mineral Resources to Mineral Reserves. For the Burkland deposit, 12% (on average) zero-value wall rock and 3% zero-value backfill dilution, and 0.95 mining recovery and 0.97 mucking loss factors are applied to Mineral Resource estimates in arriving at the cutoff figure. For the Nygruvan deposit, the corresponding figures are wall rock dilution 25% (on average), mining recovery 0.95 and mucking loss 0.95. There is no backfill factor required for Nygruvan. Metal prices used for the December 31, 2003 estimates were Zn — $992/t, Pb — $529/t and Ag — $5.00/ounce, all conservative relative to those of mid-December 2004. Minimum mining width throughout the mine is 3.0 m. Mineral Reserves are converted to mineable reserves by applying a five-year rolling average grade-correction factor as discussed in Section 12.3.1.
TABLE 4
ZINKGRUVAN MINE PROVEN AND PROBABLE “ZINC/LEAD/SILVER” MINERAL RESERVES
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Proven	7,875,000	103	9.9	5.2
Probable	1,627,000	68	9.3	2.8

Total	9,502,000	97	9.8	4.8

TABLE 5
ZINKGRUVAN MINE MEASURED AND INDICATED “ZINC/LEAD/SILVER” MINERAL
RESOURCES
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Measured	1,069,000	34	7.8	1.5
Indicated	1,044,000	82	9.5	3.4

Total	2,113,000	58	8.6	2.4

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TABLE 6
ZINKGRUVAN MINE INFERRED “ZINC/LEAD/SILVER” MINERAL RESOURCE
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Ag (g/t)	Zn (%)	Pb (%)
Inferred	8,323,000	103	10.0	4.3
TABLE 7
ZINKGRUVAN MINE INDICATED AND INFERRED “COPPER” MINERAL RESOURCES (2% Cu cutoff)
Prepared by Zinkgruvan Staff – Reclassified by WGM (March 2004)

	Tonnes	Zn %	Pb (%)	Cu (%)	Ag (g/t)
Indicated	2,667,000	0.5	0.0	3.0	52
Inferred	850,000	0.2	0.0	3.3	41
The bulk of the Reserves and Resources are hosted by the Burkland deposit, with a smaller portion remaining in the Nygruvan deposit, which has been mined since the 1850s. Smaller tonnages are hosted by the Savsjon, Mellanby, Cecilia, Borta Bakom and Lindangen, all of which lie SW of Burkland. Other than Lindangen, a portion of which lies within the crown pillar, none are fully defined. In addition, there is an estimate reported for the copper zone, sitting on the hanging wall of the Burkland deposit. All these zones are shown on Figures 9 and 10.
Zinkgruvan geological staff estimate and classify Mineral Reserves and Mineral Resources according to the Australasian Joint Ore Reserves Committee (“JORC”) code. WGM reclassified the defined mineralization at Zinkgruvan according to the definitions of National Instrument 43-101 and the guidelines published by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“the CIM Standards”). The definitions for the CIM Standards are as follows:
A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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15.2 MINERAL RESOURCE ESTIMATE SUMMARY
WGM remains satisfied that the Zinkgruvan Mining AB estimate of Mineral Reserves and Mineral Resources as of December 31, 2003, is valid and accepts the results.
Historically, Zinkgruvan has been very successful at converting Inferred Resources into Indicated and Measured Resources and subsequently into Mineral Reserves. Between 1982 and 2003 total Proven and Probable Mineral Reserves remained almost constant despite a gradual increase in throughput over that period. The planned exploration and development cycle at the mine saw little or no conversion of Mineral Resources to Mineral Reserves during 2004, therefore the December 31, 2004 Proven and Probable Reserve total will be reduced by the amount of 2004 production. There may be a small increase in Mineral Resources. Mine staff report that this situation will continue through 2005. WGM’s opinion is that the historical success in replacing Mineral Reserves will resume in 2006.

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16. MINING AND MINERAL PROCESSING OPERATIONS
16.1 GENERAL
The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved. A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations. Significant reductions to the operating costs for the nominal 800,000 tpa operation have been achieved as a result of the changes. The integration of new ground control technology and mining methods to the underground operation is nearly complete, however, the concentrator continues to operate at approximately 80% of the installed capacity due to a shortage of feed.
In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall. The mining methods and sequences were changed and a new paste backfill system was installed in 2001. Mine production reached 810,000 tonnes in 2001 which remains the highest level in the history of the operation.
Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence but has fallen short of production targets. Backfilling of older mined out areas has now been largely completed, however, the production shortfall has continued in 2004, largely due to the loss of the ore pass from the 350 level to 650 level in the second quarter. Production was curtailed while a bypass drift was driven and there will be a shortfall of approximately 100,000 tonnes for 2004. Since the WGM site visit in January the hoist winder has been replaced as scheduled and a decision has been taken to continue the use of electric haulage trucks from the 980 level to 800 level only. Diesel trucks are being used above 800. The highly mechanized mining operation and the modern automated concentrator

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will allow Zinkgruvan to maintain an operating cost structure in the lower quartile of zinc producers. A plan of the general site of the Zinkgruvan operations is shown in Figure 11.
16.2 UNDERGROUND OPERATIONS
16.2.1 GENERAL
The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan deposits. Shafts P1 and P2 at Nygruvan are 735 m and 900 m deep respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel. There is an internal ramp system below 250 m but no ramp from surface. The Knalla shaft, P3, is 350 m deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.
16.2.2 MINING METHODS
In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 m high by 20 m wide for the primary stopes and a 25 m width for the secondary stopes. Stope access is typically developed in the footwall with ramps and 5 m by 5 m headings. Stope access is developed above for drilling and below for mucking with remote control LHDs. On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement. Sill pillars at the 800 m, 650 m, and 450 m levels have been left to separate mining areas and provide ground support between active mining areas and mined out and backfilled areas. The panel stoping mining method and sequence are shown in Figure 12.

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In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling. Rib pillars previously left between stopes for ground support have become unnecessary with the introduction of the tight paste fill system. Stoping is carried out with 15 m sublevels and stope lengths of 30 m. (Figure 13).
Ore from Burkland and Nygruvan is fed through an ore pass system to the 800 level and 900 level respectively, where it is transported by truck to the crusher at the P2 shaft.
16.2.3 MINING EQUIPMENT
The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation. Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft was completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit) until late-2003. Some mine servicing is also carried out with track transport from the shaft to the underground shops and storage areas.
Due to battery failure on two of the Kiruna trucks, a study was undertaken regarding whether to replace the electric trucks with Volvo diesel highway type haulage trucks. As noted above a decision was made to keep one electric truck in use for haulage from the 980 to 800 level only.
The mine has all unit operations mechanized and has a modern fleet of equipment. Due to economic constraint caused by low metal prices in recent years some capital equipment replacements have been deferred. The Lundin management has begun to address this issue. Table 8 shows the current production equipment.

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TABLE 8
ZINKGRUVAN MINE PRODUCTION EQUIPMENT

Equipment Type	Manufacturer	Age	Number of Units
Drift Jumbo	AC Boomer L2C	2000	1
Drift Jumbo	AC Boomer 128	1988 & 1989	2
Longhole Drills	AC Simba 1354	2000	1
Longhole Drill	AC Simba H 1354	1996	1
Longhole Drill	AC Simba M4C	2003	1
Explosives Loader	Nitro SSE Truck	2000	1
LHD	Toro 450	1996 and 1997	2
LHD	Toro 501E	1993	1
LHD	Toro 650	1998	1
LHD	Cat Elphinstone 1700 G	2003 and 2004	2
Scalers	JAMA SBU 800	1997 and 1998	2
Bolters	AC Boltec LC	2001 and 2002	2
Haulage Truck	Kiruna E 35	1996	1
Haulage Truck	Kiruna E 50	1988	1
16.2.4 MINE PRODUCTION HOIST
The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tpa versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tpa. The shaft is considered capable of meeting the ore and waste requirements for ore production exceeding the average 833,000 tpa as anticipated in the unofficial 2005-2009 five-year mine plan.
16.2.5 GROUND SUPPORT
The ground conditions in the underground workings at Zinkgruvan are affected by an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle. Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies. By the mid 1990s, as the mined out areas increased in size, ground conditions became a more significant factor in planning and achieving production. This condition was generally more significant in Nygruvan due to the deeper depth of mining and the greater extent of the mined out area. At that time, the hanging wall stability was not as much an issue in Burkland due to the shallower depth, less advanced mining excavation and the shorter overall strike length.

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Starting in the mid 1990s, Zinkgruvan engaged external consultants to review the ground conditions and recommend changes and additions to the underground operations and ground control program. Included in the changes implemented over the last seven years are:
•	Construction of a paste backfill plant and incorporation of tight cemented fill in the mining cycle and in catch-up of filling mined out areas;

•	Development of a numerical modelling system using the Nfold program to track ground conditions;

•	Installation of a seismic monitoring station;

•	Development of a stoping sequence and mine development plan designed to maintain hanging wall stability; and

•	Development of a ground control management plan.
In 2002 the mine suffered the failure of a main ore pass at Burkland, that significantly restricted production. The initial paste fill plant operation and underground distribution system also encountered operational difficulties, which took time to resolve. The operation is now able to support the backfill requirements of ongoing mining and has almost completed the catch-up filling of mined out areas that have been restricted from further mining due to instability of the hanging wall.
16.2.6 MINE VENTILATION AND DEWATERING
The Zinkgruvan mine is ventilated with four intake shafts and one exhaust raise with intake air heated in the winter months with direct oil fired heaters to prevent freezing. The quantity of air has been set at 370 m3 per second in order to handle diesel and explosive fumes plus in some areas, radon gas. Secondary fans distribute the air to the underground workplaces. A surface mine control station at the P1 shaft controls the ventilation system remotely to conserve energy, distribute the required volumes to the mine working areas, as well as manage ventilation in the event of an underground fire.

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Although the Zinkgruvan mine has extensive mined out areas from the long history of mining, the total mine area makes minimal water. Pumping requirements average 50 m3 per hour with some minor seasonal variations. The mine water is used as make up water for the concentrator operation.
16.2.7 MINE DILUTION
In addition to the other production difficulties that resulted from the instability of the hanging wall, in 2002 mine dilution increased over historical levels but has now returned to normal levels. A contributing factor in the mine dilution that has been recognized during the review of hanging wall stability, is the requirement to better control orientation of the blast hole drilling as well as the explosive loading in the holes to better control breakage to the hanging wall contact. A major factor has been the change in mining method. It is expected that the improvements in mining practice currently being implemented will maintain mining dilution at historical levels, however, the dilution level will inevitably increase over the remaining life of mine as mining widths generally decrease.
16.2.8 DISCUSSION
The underground operation at Zinkgruvan has suffered various disruptions since 2001. Despite the ore pass-loss setback of 2004, programs to address ground control, change of mining method, haulage method and the shortage of paste fill, have been largely completed and the mine is now in a position to meet increased production targets. WGM believes that the production limitations have been eliminated and the operation will progress to meet the now-planned +850,000 tpa capacity.

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16.3 CONCENTRATOR OPERATIONS
16.3.1 GENERAL
The Zinkgruvan concentrator is located immediately south of the P2 main production shaft. The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility. In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements. The mill has a nominal capacity of 800,000 tpa. In 2003 it operated about 80% of the time indicating a potential capacity of 900,000 tpa at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type. In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.
16.3.2 CONCENTRATOR FLOWSHEET
The current Zinkgruvan flowsheet employs crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates. The concentrator tailings are thickened and filtered to prepare paste backfill for the underground operations. The paste backfill plant is annexed to the concentrator building and operated as an integral part of the concentrator operation. The concentrator flowsheet (not including the paste fill plant) is shown in Figure 14.
The concentrator operations receive primary crushed ore from underground at a nominal minus 250 mm. The plus 90 mm run of mine ore is separated by a static grizzly and stockpiled separately for grinding media in the autogenous primary grinding mill. The finer fraction is separated by a vibrating screen at 20 mm with the plus 20 mm fraction reduced by cone crushing to make the primary grinding circuit ore supply of minus 20 mm. The run of mine ore screening, crushing and stockpiling are additions to the original process design and

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generally below the standard of design and construction of the rest of the concentrator operation.
The grinding and regrinding circuits and the flotation and concentrate dewatering are located in two separate and spacious bays equipped with overhead cranes and standby lifeline pump installations all designed for ease of operation and maintenance. The flotation circuit is monitored by an on-stream analyser and the mill flowsheet has a central process control system. Large volume flotation cells were retrofitted into the mill in the 1990s with the bulk flotation completed with 38 and 40 cubic metre tank cells and the selective flotation completed with 16 cubic metre cells. The bulk flotation is carried out at a pH of 8.2 and the selective flotation at a pH of 12. To achieve the required liberation, the bulk flotation scavenger concentrate and tails as well as the coarser fraction of the cleaner concentrate are reground in a ball mill prior to selective flotation.
The coarser zinc concentrate is thickened followed by filtering on a pressure filter while the finer lead concentrate is thickened and also filtered on a pressure filter. The lead filter that is in operation is in disrepair requiring high maintenance and was on the priority list for replacement in the 2004 capital budget. This replacement was not undertaken. The concentrator has a separate covered concentrate storage building and truck loadout for delivery of the concentrate to the shipping terminal at Otterbacken on Lake Vanern, which has a canal link to Goteborg at its southern end.
The mining and milling operation is supported with a well equipped assay lab located in the Concentrator building. The lab processes about 6,000 samples per annum.

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16.3.3 METALLURGICAL RESULTS
The current flowsheet achieves recoveries of 86% and 92% respectively for the lead and zinc to concentrates. Approximately 72% of the contained silver is recovered to the lead concentrate. Silica and cobalt have periodically triggered penalties with Zinkgruvan zinc smelting contracts. In 2004 the projected grade for silica is 3% and below the penalty level while cobalt is projected at 326 ppm and above the general penalty level of 150 ppm. With the increasing proportion of Burkland ore there has been a decreasing trend in the zinc recoveries and an increasing trend in the lead recoveries. The operating results achieved by the current flowsheet since 1999 are shown in Table 9.
TABLE 9
CONCENTRATOR OPERATING RESULTS

		1999	2000	2001	2002	2003

Tonnes Milled	(x 1000)	757	741	807	735	774
Head Grade	Zn (%)	9.50	10.80	8.35	7.17	9.33
	Pb (%)	3.6	4.0	3.6	3.8	4.8
	Ag (g/t)	79	102	84	90	103

Recovery	Zn (%)	93.8	93.5	91.8	90.9	91.1
	Pb (%)	84.3	85.6	85.0	87.7	87.8
	Ag (%)	69.0	69.4	68.3	73.4	72.3

Zn Conc Grade	Zn (%)	55.80	55.50	54.90	55.26	55.21
	SiO2 (%)	3.4	3.6	3.1	3.0	3.4
	Co (ppm)	190	203	255	280	272

Pb Conc Grade	Pb (%)	73.20	72.40	70.20	68.52	70.49
	Ag (g/t)	1291	1495	1331	1342	1255

Mill Operating Time	(%)	78.3	77.9	78.4	75.4	79.6

16.3.4 BACKFILL PLANT
The final flotation tailings are thickened and filtered by disc filter and mixed with cement prior to delivery to the underground workings. There is limited surge capacity between the concentrator and the single processing line of the backfill plant so the availability is subject to the combined availability of the two circuits. When the concentrator is down due to no underground ore, the mill cannot deliver backfill. Although Zinkgruvan has been able to reduce the cement content of the paste backfill, an investigation has been initiated into the use

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of fly ash or other binders that may be available from industry in the region. This would reduce the cost of backfill.
Provision has been made in the backfill plant for expansion, which is currently limited to one line with no standby. Recognizing the current need for backfill to sustain underground production and the increasing importance of backfill to the mine, expansion of the plant capacity requires review. The ability to reclaim existing tailings from the tailings impoundment area south of the mine and prepare paste fill with them has recently been tested and proven to be technically feasible although the cost is not attractive. The paste fill plant flowsheet is shown in Figure 15.
16.3.5 TAILINGS
The concentrator final tailings are pumped approximately 4 km south of the plant site to a tailings management area. The tailings dam and surrounding area are shown in Figure 11. The tailings area consists of elevated earth filled dams to contain the tailings flow. One decant structure drains the water to a holding pond for recycle to the mill. A second decant structure has been closed off. The current containment structures are at an elevation of 192 masl and provide capacity until 2006–2007 depending on the proportion of tailings prepared for underground backfill.
In 2002 the tailings dam developed sinkholes attributed to migration of fines to the decantation towers. Prior to 2002 there was some small sinkhole activity in the containment structures that has been attributed to migration of fines out of the dam core. Various geotechnical studies were initiated as well as installation of piezometers in the dam and a comprehensive monitoring plan. The tailings deposition point was relocated to reduce the hydraulic head near the containment structures.

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More recently, in late March 2004 a small sinkhole developed in the upstream dam. Golder (UK), which has provided geotechnical tailings dam advice in the past, conducted an initial investigation and although it considered the risk of failure of the containment dams remote, recommended an extensive investigation and initial remedial action. Further investigation was undertaken with the conclusion reached that the problem would be alleviated by ensuring that a relatively large ‘beach’ area was maintained between the tailings dam outer wall and the actual water-covered area.
An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres was made in late 2001 and approval was granted subject to payment of a reclamation security deposit. This subject is detailed further in Section 17.3.1.
16.4 MINE WORKFORCE
The workforce at the Zinkgruvan operation at the end of November 2004 totalled 287. Since 1999 the workforce has been reduced from 341 through a combination of attrition and early retirements. As well, an increasing portion of the operation and maintenance of the mine and mill is being completed by contractors, especially in the equipment maintenance area. The workforce at Zinkgruvan has four separate unions representing office workers, supervisors, blue collar and civil workers. Although most employees belong to a union, the mine is not a closed shop and employees do not have to join as a condition of employment.
Labour agreements in Sweden typically result in making it difficult to maintain continuous operations without carrying additional manpower for replacements during vacation and holiday periods. Reduced working time is typically a main negotiation item and area of concessions during contract negotiations. This has made it necessary for Zinkgruvan to maintain operations in the June, July and August period with a high component of contract labour to deal with the 5 week vacation due their own employees. The restriction of underground workers to 1,500 hr per year and the need have 11 hr between shifts for employees as required by labour law and union agreements makes coverage of continuous operations difficult.

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The payroll burden at Zinkgruvan to cover State insurance, accident and illness benefits, medical and pension is about 50%. The State looks after employee severance requirements when employment is terminated for good reason or with proper notice. There is no bonus system in place for blue collar workers and resistance to implementation is very political at Zinkgruvan. White collar personnel have a bonus plan linked to productivity. Due to the high average age and low turnover of the workforce, the average rate being paid for the various job classifications is at the high end of the scales due to a wage progression system.
Zinkgruvan (along with other Swedish mining operations) has had some difficulty in recruiting and maintaining senior staff due primarily to the limited number of qualified people with underground experience available in Sweden. In the recent past, the operation has had three mine managers.
16.5 CAPITAL AND OPERATING COSTS
16.5.1 CAPITAL COSTS
Capital requirements to improve and sustain the Zinkgruvan operation have been identified and scheduled in the current life of mine plan. In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance. In the initial years of the plan, capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations which are continuing in late 2004. It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation security payment currently under review with the regulatory authority. An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the economic analysis detailed in section 17.4.
For the purposes of WGM’s economic analysis, it has been assumed that the final cost of reclamation will be US$13.7 million. It has also been assumed that ongoing reclamation will

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require the expenditure of US$4.7 million with US$9.0 million required at the end of the mine life. An allowance has also been made to carry the bonding cost for the final reclamation. The estimate is approximately 75% of the current estimate, which is believed to overstate the requirement. This reclamation plan was reworked by Zinkgruvan staff and their environmental consultants during 2004 and was presented to authorities in early December 2004 as discussed in Section 17.3.1.
In years 2004 - 2005, an additional capital allowance has been made to replace some of the underground drilling and haulage equipment. Also in years 2004 and 2005 a capital allowance has been made to improve the mill crushing and grinding circuit and add standby equipment in the paste fill plant. In addition, provision is made to allow re-pulping of dry tailings to increase the paste plant production and accelerate underground backfilling. This capital cost allowance has been used in the economic analysis included in Section 17.4 and the initial five years of the plan are shown in Table 10.
TABLE 10
CAPITAL COST ESTIMATE, 2004 TO 2008
(US$ million)

	2004	2005	2006	2007	2008

Mine	2.3	4.2	4.1	4.0	4.2
Mill	1.6	1.4	1.4	0.5	0.8
Services	0.15	0.5	0	0.1	0.1
Geology	0.07	0.07	0.07	0.07	0.07
Admin	0.15	0.2	0.2	0.2	0.15
Reclamation	0.5	0.5	0.5	0.2	0.2

Total	4.77	6.87	6.27	5.07	5.52

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16.5.2 OPERATING COSTS
The operating costs at Zinkgruvan over the past 20 years have been on a general downward trend reflecting the investments in capital improvements to the mine and mill as well as reductions in the workforce. Since 1990 the operating costs have remained relatively constant with a slight increase since operation of the paste fill plant started in 2001 that has more than offset the workforce reductions and other cost saving initiatives. The paste fill plant and distribution system have both had higher than planned start-up costs as well as higher than normal costs required to allow the underground operation to catch up on filling mined out areas. Table 11 documents operating costs at Zinkgruvan from 1999 through 2003.
TABLE 11
ZINKGRUVAN OPERATING COST HISTORY
(Per Tonne Milled, 1999 to 2003)

	1999	2000	2001	2002	2003

Tonnes Milled (t x 1000)	757	741	807	735	774
Exchange Rate (SEK : US$)	8.27	9.23	10.34	9.72	8.09
Mining Cost (US$/t)	22.84	22.80	17.73	21.63	26.08
Milling Cost (US$/t)	5.59	5.99	5.15	7.60	8.93
General & Administrative (US$/t)	3.99	4.97	4.55	2.70	2.58

Total (SEK/t)	268	312	284	310	304
Total (US$/t)*	32.43	33.77	27.44	31.85	37.59

*	These costs include all costs to the production of concentrates and do not include concentrate shipping and smelting charges.

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17. OTHER RELEVANT DATA AND INFORMATION
17.1 MARKETING AND COMMERCIAL MATTERS
Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe. All concentrate sales contracts are negotiated and prepared by Lundin personnel based in Stockholm but are signed by and in the name of Zinkgruvan. All logistical as well as some administrative functions are performed by Zinkgruvan mine site-based personnel.
Zinkgruvan produces approximately 120,000 tpa of zinc concentrate and 48,000 tpa of lead concentrate. The lead concentrate contains the payable silver. The quality of the concentrate is uniformly high and it is readily accepted by all customers. The only issue in respect of the quality is the Co content in the Zn concentrate, sometimes 250 ppm, well above the penalty level of 150 ppm at some smelters.
Zinc concentrate is sold to four major smelters in Europe on long term contracts. Terms for three of the customers have Treatment Charges (“TCs”) fixed on a yearly basis and for two of those customers terms and TCs are based on a 50% brick system, meaning that the TCs for 50% of the tonnage are the TCs agreed for the previous year and for the remaining 50% is that negotiated for the present year. For the third customer, the TCs are fixed for 100% of the quantity each year in advance. For the fourth and major customer (±50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% in 2006. The agreed fixed TCs are considered high given today’s market and unfavourable for Zinkgruvan and are not open to renegotiation.
All other terms in the zinc contracts, such as payment terms and quotational period, are normal market ones.

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Fifty percent of the lead concentrate is sold to one long-term customer but with spot sales its share is currently higher. The TC for the long-term agreement is based on a 50% brick system. The TC for 2004 was fixed at European market level. For the spot quantities sold in 2004, the TCs have been more favourable for the mine. All other terms are standard market ones. The silver in the lead concentrate is paid 95% of the contained silver with a deduction of 50 g/dry tonne. The large amount of spot sales in 2004 resulted from the situation where the parent company of one of the major lead smelters in Europe ran into financial difficulties in 2003 resulting in the cancellation of that contract. For 2005 the plan is to sell all lead concentrates to two major European smelters.
Concentrate is shipped by truck 100 km to the port of Otterbacken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports. All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.
There are no metal hedges in place.
Europe is today and will continue to be a long-term, net buyer of zinc concentrate. This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.
The markets for lead concentrate in Europe have changed to some extent because of smelter closures. Nonetheless there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.
17.2 COPPER PROJECT
A copper resource has been delineated on the hanging wall of the Burkland deposit. An Indicated Mineral Resource of 2.7 Mt grading 3.0% Cu, 52 g Ag/t using a cutoff grade of 2% Cu is reported by Zinkgruvan. For the most part this mineralization could be accessed by extending development for the Burkland mining operation through backfill on completion of

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mining the panel stopes. In 2000, Zinkgruvan completed a preliminary internal study of mining the copper deposit over a ten year period at the rate of 300,000 tpa in addition to mining and processing the lead and zinc. The study indicated the project would have a capital cost of US$15.8 million and would have a favourable operating margin of US$12.35/t of ore (these estimates are based on the 2000 study when the exchange rate was 9.23SEK to US$1).
Environmental approval of the copper project for a production rate up to 500,000 tpa has been included in the current application to raise the tailings dam. Preliminary consideration of including the copper circuit within the existing concentrator indicates that it may be possible, however, the full logistics on the separate hoisting and handling of the ores have not been defined. Neither has the opportunity for underground waste storage been fully evaluated if the deposits were mined at the same time. Although Zinkgruvan recognizes that the copper project is viable, it is also recognized that the unit value of the copper production is less than the zinc/lead/silver production and therefore must be considered only as an add on operation and not interfere with the zinc/lead/silver capacity.
Since acquiring Zinkgruvan, Lundin has renewed study of the copper zone and engaged Outokumpu Engineering to assist Zinkgruvan staff with this work.
Other than recognition of the copper project as a potential opportunity to increase the value of the Zinkgruvan mine, WGM has not included the copper deposit in the economic analysis of the mine. Production of 300,000 tpa from the copper zone would result in approximately 350,000 ounces of additional silver production per year.

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17.3 ENVIRONMENTAL, SAFETY AND HEALTH MATTERS
17.3.1 ENVIRONMENTAL
Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site. With rare exception it meets and has met all emission standards.
Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg. Zinkgruvan has stated that it has no liability for activities carried out prior to 1969, but that as a good corporate citizen it is providing assistance to help isolate the problem and remediate if required. Some remedial activity was undertaken during 2004 and more will be undertaken as required. This does not appear to be a significant economic issue and is being handled appropriately and at low cost by Zinkgruvan.
In December 2001 Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 m to 200 masl and at the same time to increase production from 900,000 tpa to 1,500,000 tpa. The additional tonnage could include a maximum 500,000 tpa from the copper zone. The tailings area presently has storage capacity for two or three additional years assuming the paste fill plant continues to operate at current levels. The raised dam would allow for production until 2025 at current and planned rates. Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation. This amounted to SEK 150,000,000 or roughly US$22,000,000 at today’s exchange rate. There was also a requirement to provide information to show that copper ore production would not result in acid generating tailings, as present tailings are not acid generating. Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time. It also stated that final closure costs would likely be less than the amount requested. In December 2003 the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund

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closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that such closure costs would be less. Zinkgruvan filed a new closure plan December 1, 2004. This plan (based on a study of tailings disposal in accordance with prevailing European Union regulations) estimates that closure will cost considerably less than previously estimated. The tailings, including those which would result from eventual mining of the copper zone, are considered to be inert. Zinkgruvan estimates that should closure be undertaken today, the cost would be approximately SEK 10,000,000 or US$1,500,000. The security deposit issue is expected to be settled during 2005.
In the fall of 2003 Zinkgruvan was informed that a new nature preserve, covering approximately 135 ha had been established two kilometres west-southwest of the Knalla shaft. The normal process of consultation with those who could be affected by such a designation was bypassed by authorities. The area included in the reserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite. Discussions to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area have been initiated but no conclusions had been reached as of early-December.
17.3.2 SAFETY AND HEALTH
Within the Swedish industry, Zinkgruvan ranks well. There is potential for medical leave abuse in Sweden as workers are allowed to take up to seven days off without consulting a doctor. Zinkgruvan management continues to make safety a priority and training sessions provided by outside consultants were ongoing during the WGM site visit in January.

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17.4 WGM ECONOMIC ANALYSIS
17.4.1 GENERAL
WGM has carried out an economic analysis of the Zinkgruvan operation. This analysis has a starting point of January 1, 2005. The most critical parameters were the Mineral Reserves, Mineral Resources, metal prices, operating costs and exchange rate.
WGM’s economic analysis is based primarily on data provided by Zinkgruvan staff during the November site visit and subsequently by Lundin.
17.4.2 MINEABLE RESERVES FOR THE WGM ECONOMIC MODEL (DECEMBER 31, 2004)
During the WGM site visit Zinkgruvan mine staff were preparing revised five-year and life of mine (“LOM”) plans for the operation. These plans are subject to the approval of the Lundin Board of Directors. WGM is of the opinion that the five-year plan as shown to us during the site visit is a viable and realistic one and has used it as a basis for our financial analysis. The reader is cautioned, however, that the plan is subject to change before becoming official.
WGM prepared its Mineable Reserve figure as follows:
•	Projected 2004 production was deducted from the grade-corrected December 31, 2003 Proven and Probable Mineral Reserves to arrive at the estimated grade-corrected December 31, 2004 Proven and Probable Mineral Reserves;

•	December 31, 2003 Measured and Indicated Resource estimates were then adjusted to account for dilution, mining recovery and grade correction (grade correction for Zn and Pb only) as appropriate by deposit and as described earlier in this report, and these figures were added to the estimated grade-corrected December 31, 2004 Proven and Probable Mineral Reserves. No correction factor was applied to silver as it was assumed that the

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historic underreporting of silver would diminish as the new and more reliable silver assays came to predominate in material being mined. The resulting amount became the WGM mineable reserve; and
•	Production for the period 2005 to 2009 was assumed to be that in the five-year plan. This production was then deducted from the estimated grade-corrected December 31, 2004 Proven and Probable Mineral Reserves portion of the WGM mineable reserve and the remainder of the mineable reserve assumed to be mined at the rate of 900,000 tpa.
WGM’s economic model projects mining a total of 11,092,000 tonnes grading 8.7% Zn, 3.9% Pb, 94 g Ag/t.
17.4.3 WGM ECONOMIC MODEL
WGM constructed an Excel spreadsheet model in order to conduct the economic analysis. The details of the model, including the parameters used, detailed calculations and the sensitivity analyses are found in Appendix 1.
The basic economic parameters included:
•	Starting date of January 1, 2005;

•	All monetary units are US dollars and Swedish kronor;

•	No inflation (i.e. constant dollars / kronor);

•	All units of measurement are metric unless otherwise noted;

•	Metal Prices used are:
➢	Zinc – US$0.50 per lb. The average LME cash price over the last 15 years.

➢	Lead – US$0.25 per lb. The average LME cash price over the last 15 years was $0.26.

➢	Silver – $5.00 per troy oz. The average London closing over the last 15 years was US$4.85
•	Exchange Rate US$1.00 to 7.50 Swedish Kronor. The average rate over the last 14 years is 7.73;

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•	Both pre and post-tax cash flows have been calculated; and

•	All cash flows have been mid-year discounted.
Many of the deposit-specific economic model parameters are based on data supplied by Rio Tinto/Zinkgruvan in March 2004. Other parameters were developed separately by WGM. Significant parameters are as follows:
•	Total mined and processed – 11,092,000 tonnes; 2005 to 2017. While final reclamation is included in 2017, there is little reason to believe that production at Zinkgruvan will not continue well beyond this date, through both conversion of the Mineral Resources to Mineral Reserves and additional exploration success;

•	Provision of a deposit for ongoing and final reclamation is under discussion at present and the ultimate final agreement will likely see more money provided up-front and some tax relief for this up-front provision. This economic analysis makes provision for ongoing reclamation as well as the carrying cost for a reclamation bond. It has been assumed that the ultimate total cost for reclamation (Zinkgruvan recently presented a new plan to the authorities) will be approximately 75% of the current estimate;

•	Average metal grades;

•	Zinc – 8.7%;

•	Lead – 3.9%;

•	Silver – 94 g/t;

•	Mining rate – 815,000 tpa rising to 900,000 tpa then to 627,000 in 2017;

•	Zinkgruvan produces two products, a zinc concentrate and a lead-silver concentrate. Metal recoveries and concentrate grades were provided by Zinkgruvan and reviewed by WGM;

•	Smelter Calculations — The two concentrates are sold to several different European smelters. Some terms are of a confidential nature therefore WGM has used the following smelter terms:
Zinc contract:
➢	Pay for the lesser of 85% of the contained zinc or a deduction of 8 units;

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➢	Treatment charges of $170/t of concentrate;

➢	Price participation of $0.15 for each dollar that the price of zinc is above or below $1,000/t; and

➢	Cobalt penalty of $1.25 per tonne of zinc concentrate over 150 ppm.
Lead-Silver contract:
➢	Pay for the lesser of 95% or a minimum deduction of 3 units;

➢	Treatment charges of $130/t of concentrate;

➢	Price participation of $0.15 for each dollar that the price of lead is above or below $450/t; and

➢	Concentrate transportation charges are estimated at $26.56/t of concentrate.
WGM has used the following overall operating and closure costs for the Zinkgruvan Mine:
•	Mining – $22.42/tonne;

•	Processing – $9.77/tonne;

•	Total Operating Costs – $39.99/tonne (including a credit of $0.73 for “other” income; and

•	Reclamation and closure costs of $4.9 million during productive mine life and an additional $9.0 million in 2017;
WGM has calculated working capital requirements as 6 weeks of Net Smelter Revenue, 6 weeks of concentrate revenue less 50% of monthly cash operating cash costs. WGM has assumed that the Zinkgruvan operation has an opening balance of $6.0 million. All working capital is recovered in the last year;
WGM has calculated depreciation for tax purposes. WGM has used the following opening depreciation pools and methods in calculating tax depreciation:
•	Industrial Buildings – $10.146 million (SEK 76.093 million) – 20 year Straight Line;

•	Other Buildings and Property – $1.007 million (SEK 7.554 million) – 50 year Straight Line;

•	Plant and Equipment – $18.462 million (SEK 138.464 million) – 10 year Straight Line;

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•	Development – $20.187million (SEK 151.4 million) – 5 year Straight Line;

•	Mining Rights – $111.317 million (SEK 834.86 million) – Units of Production of the remaining mine life;

•	Ongoing mine capital has been written off over 10 years using the Straight Line method; and

•	Ongoing development has been written off over 10 years using the Straight Line method;
The current Swedish Corporate tax rate is 28%. Taxable income losses are carried forward indefinitely but are not carried back. No other taxes have been calculated.
17.4.4 WGM ECONOMIC ANALYSIS RESULTS
WGM has estimated that the Zinkgruvan mine will produce 1,623,473 tonnes of zinc concentrate, 546,284 tonnes of lead concentrate and 23,130,000 ounces of silver in lead concentrate, over its assumed remaining life, that is to mid-2017. This will generate a net smelter return (value at the mine gate) of $714,905,000 based on average metal prices. The analysis is based on Proven and Probable Reserves and Measured and Indicated Resources only.
WGM’s economic analysis base case starting from January 1, 2005 indicates that the operation will have an accumulated Net Cash Flow of US$187,372,000 after tax.
WGM carried out sensitivity analyses, varying metal prices, the exchange rate, operating cost and capital expenditures by 15% each with the following results:
•	The undiscounted post-tax Net Cash Flow is most sensitive to metal prices, as is the case with most base metal projects. A 15% decrease in metal prices reduces the Net Cash Flow by 60% to $75.7 million;
•	Reducing the exchange rate by 15% to 6.40 SEK to the US$ reduces the net cash flow by 43% to $107.2 million;

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•	Varying operating cost has less of an effect. A 15% increase to $45.99/t reduces the Net Cash Flow by 28% to $134 million; and

•	Given the small amount of projected capital expenditures, the Net Cash Flow shows little sensitivity to this variable. Increasing capital expenditures by 15% decreases net cash flow to the project by 4% to $179.3 million.
WGM is of the opinion that using reasonable economic and operational assumptions the Zinkgruvan operation starting from January 1, 2005 will be financially viable. It will remain robust under a variety of price and cost conditions.
The model details, including parameters, detailed calculations and sensitivity analyses are found in Appendix 1.

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18. CONCLUSIONS AND RECOMMENDATIONS
18.1 CONCLUSIONS
Overall, WGM concludes that there are no fatal flaws in the operation. WGM draws specific conclusions as follows:
•	WGM has reviewed and agrees with the official Mineral Reserve and Mineral Resource estimates reported by Zinkgruvan at December 31, 2003. These estimates will be less at December 31, 2004, may decrease again in 2005 but will likely increase during 2006;

•	WGM’s economic analysis of Zinkgruvan indicates that using reasonable assumptions based on past history, the operation is financially viable and will continue as a significant silver, zinc and lead producer in the lower cost quartile of the industry;

•	WGM estimates that payable silver production will average 1,984,000 ounces per annum in the five-year period between 2005 and 2009 and 1,715,000 ounces per annum in the 7.7 year period between 2010 and 2017. Including Inferred Resources would see continued production until 2026;

•	WGM is of the opinion that using reasonable economic assumptions the Zinkgruvan operation starting from January 1, 2005 will be financially viable and will be able to deliver the required 40 million ounces of silver over the first 25 years of the SLW-Zinkgruvan agreement;

•	The copper deposit has the potential to add significant value to the Zinkgruvan operation especially if current copper prices are sustained and would lead to increased silver production; and

•	WGM believes that Zinkgruvan is a well managed operation that has taken all the necessary actions to ensure the safety of the operation and that the plant and equipment

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will be capable of achieving the production levels and costs presented in their life of mine plan.
18.2 RECOMMENDATIONS
WGM makes the following specific operational recommendations:
•	SLW should remain current with regard to the correction factor applied to silver grades. The mine underreports silver and while this is in one sense a positive factor, there is no definite explanation for the phenomenon and this is a concern;

•	The communition circuit of the concentrator requires a full review to optimize the primary grinding mill speed, liner configuration and run of mine ore crushing requirements;

•	The Zinkgruvan operation should initiate a benchmarking exercise with other similar operations in the world as a means to progress the optimization and identification of new technology; and

•	A trade off study should be completed on retrofitting of the current bulk flotation circuit to conventional differential flotation to assess potentially better results in reject of penalty elements from the concentrates and improved zinc recovery on the Burkland ores.

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CERTIFICATE
To accompany the Report titled
“A Technical Review of the Zinkgruvan Mine in South-Central Sweden
for Silver Wheaton Corp.” dated December 13, 2004
I, John R. Sullivan, do hereby certify that:
1.	I reside at 106 Stemmle Drive, Aurora, Ontario, Canada, L4G 6N8.

2.	I am a graduate from Queen’s University at Kingston, Kingston, Ontario with a B.Sc. Degree in Geology (1970), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Geoscientists of Ontario (Membership Number 0136).

4.	I am a Senior Geologist with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.	I visited the Zinkgruvan property January 21 to 23 and November 4 to 6, 2004 and have reviewed all of the technical data regarding the property as provided by Zinkgruvan, Rio Tinto and Lundin (South Atlantic). I am responsible for Sections 1 to 15 and Sections 17 and 18 and the Summary of the report.

7.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

8.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp. or any associated or affiliated entities.

Watts, Griffis and McOuat
9.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

10.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp. or any associated or affiliated companies.

11.	I have read NI 43-101 and Form 43-101F1 and have prepared this report in compliance with NI 43-101 and Form 43-101F1, and have prepared the report in conformity with generally accepted Canadian mining industry practice.
     signed by
“ John R. Sullivan ”
John R. Sullivan, P.Geo., B.Sc.
December 13, 2004

Watts, Griffis and McOuat
CERTIFICATE
To accompany the Report titled
“A Technical Review of the Zinkgruvan Mine in South-Central Sweden
for Silver Wheaton Corp.” dated December 13, 2004
I, G. Ross MacFarlane, do hereby certify that:
1.	I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.	I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3.	I am a Professional Engineer licensed by Professional Engineers Ontario (Registration Number 28062503).

4.	I am a Senior Associate Metallurgical Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.	I am a Qualified Person for the purposes of NI 43-101 because of my knowledge of and experience with a wide variety of mining and processing operations.

7.	I visited the Zinkgruvan property from January 21 to 23, 2004. I have reviewed all of the technical data regarding the Zinkgruvan mining and processing operation as provided by Zinkgruvan, Rio Tinto and Lundin (South Atlantic).

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.	I am responsible for Section 16 (Mining and Mineral Processing Operations) of the report and collaborated on other sections, in particular the sections dealing with Environmental Matters, the Economic Analysis and the Conclusions and Recommendations.

Watts, Griffis and McOuat
10.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

11.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp. or any associated or affiliated companies.

12.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

13.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1 and have prepared the report in conformity with generally accepted Canadian mining industry practice.
  signed by
“G. Ross MacFarlane ”
G. Ross MacFarlane, B.Eng., P.Eng.
December 13, 2004

Watts, Griffis and McOuat
REFERENCES

Bengston, V.C.
2000	Lithogeochemical Characteristics of a Profile across the Nygruvan Orebody, Zinkgruvan, South-central Sweden. Earth Sciences Centre, Goteborg University, Sweden.

Hedstrom, P., Simoenov, A., Malmstrom, L.
1989	The Zinkgruvan Ore Deposit, South-Central Sweden: A Proterozoic, Proximal Zn-Pb-Ag Deposit in Distal Volcanic Facies: Economic Geology, v. 84, pp. 1235-1261.

Holland and Holland Consultants (as independent consultants to South Atlantic)
2003-2004	A Report on the Review of Zinkgruvan [Processing] Operation of Rio Tinto plc. Unpublished confidential report.

Nicolet, B.A.
2000	Report on the Zinkgruvan Mine of North Ltd. (Sweden). An (sic) Preliminary Appraisal of the Reliability of the Estimated Resources and Reserves.

Rio Tinto Technical Services Limited
2003-2004	Various unpublished electronic data, internal reports, memoranda and maps provided during and subsequent to the data room visit in December 2003 and during and subsequent to the WGM site visit in January 2004.

Watts, Griffis and McOuat

Sullivan, John R., MacFarlane, G. Ross, Cheeseman, Stephen B.
2004	A Technical Review of the Zinkgruvan Mine in South-Central Sweden for South Atlantic Ventures Ltd. Filed on SEDAR (Lundin Mining Corporation, April 2, 2004).

Waplan, K-A. (as an independent consultant to South Atlantic, now Vice-president of operations for Lundin)
2003-2004	Unpublished memos and electronic correspondence concerning the Zinkgruvan operation. Mostly marketing, commercial and environmental information.

Watts, Griffis and McOuat Limited
1994	A Review of the Zinkgruvan Project and an Audit of the Ore Reserves for Union Miniere SA.

Zinkgruvan Mining AB
2004	Various unpublished electronic data, internal reports, memoranda and maps provided during and subsequent to the WGM site visit in January 2004. Amongst other items this information included reports on the copper zone project, the resource estimate report to December 31, 2003, a summary of QAQC procedures and a summary report covering the exploration activities of North Ltd.

Watts, Griffis and McOuat
APPENDIX 1:
WGM ECONOMIC ANALYSIS

SILVER WHEATON - ZINKGRUVAN PROJECT
Net Cash Flow Analysis (US$ thousands)	Proven and Probable Reserves and Measured and Indicated Resources Only

PRODUCTION	Units	$/t	SEK/t	TOTAL	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

Ore Mined/Milled	t			11,091,931	815,000	820,000	830,000	850,000	850,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000	626,931
Grades
Zinc	%			8.71%	9.20%	8.50%	8.70%	8.60%	8.90%	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%	8.66%
Lead	%			3.88%	4.70%	4.30%	4.10%	5.00%	5.00%	3.43%	3.43%	3.43%	3.43%	3.43%	3.43%	3.43%	3.43%
Silver	g/t			93.5	115	99	98	110	112	85.5	85.5	85.5	85.5	85.5	85.5	85.5	85.5
Recoveries to Concentrate
Zinc Concentrate
Zinc	%			93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
Lead Concentrate
Lead	%			90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%	90.1%
Silver	%			73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%

Zinc Concentrate Production	t			1,623,473	126,047	117,171	121,391	122,887	127,174	131,071	131,071	131,071	131,071	131,071	131,071	131,071	91,303
Zinc Concentrate Revenue	K$	48.80	366.00	541,290	42,026	39,067	40,474	40,972	42,402	43,701	43,701	43,701	43,701	43,701	43,701	43,701	30,442

Lead Concentrate Production	t			546,284	48,610	44,745	43,185	53,933	53,933	39,222	39,222	39,222	39,222	39,222	39,222	39,222	27,322
Payable Silver in Lead Conc.	koz			23,130	2,090	1,810	1,814	2,085	2,123	1,716	1,716	1,716	1,716	1,716	1,716	1,716	1,196
Lead Concentrate Revenue	k$	20.94	157.03	232,234	20,813	18,626	18,289	21,995	22,173	16,935	16,935	16,935	16,935	16,935	16,935	16,935	11,796

TOTAL NSR REVENUE
Less: Shipping (SEK denominated)	k$	2.32	17.41	25,748	2,073	1,921	1,953	2,098	2,149	2,021	2,021	2,021	2,021	2,021	2,021	2,021	1,408
Shipping (US$ Denominated)	k$	2.96	22.23	32,872	2,646	2,453	2,493	2,679	2,744	2,580	2,580	2,580	2,580	2,580	2,580	2,580	1,797
NSR at Mine Gate	k$	64.45	483.40	714,905	58,120	53,318	54,316	58,191	59,682	56,035	56,035	56,035	56,035	56,035	56,035	56,035	39,033

OPERATING COSTS
Mine costs	k$	22.42	168.14	248,667	18,271	18,383	18,608	19,056	19,056	20,177	20,177	20,177	20,177	20,177	20,177	20,177	14,055
Geology costs	k$	0.14	1.07	1,588	117	117	119	122	122	129	129	129	129	129	129	129	90
Exploration costs	k$	0.94	7.04	10,415	765	770	779	798	798	845	845	845	845	845	845	845	589
Processing Plant / Mill costs	k$	9.77	73.24	108,322	7,959	8,008	8,106	8,301	8,301	8,789	8,789	8,789	8,789	8,789	8,789	8,789	6,122
Service on ground costs	k$	1.47	11.03	16,313	1,199	1,206	1,221	1,250	1,250	1,324	1,324	1,324	1,324	1,324	1,324	1,324	922
Administration costs (expensed)	k$	4.57	34.29	50,718	3,727	3,749	3,795	3,887	3,887	4,115	4,115	4,115	4,115	4,115	4,115	4,115	2,867
Environment/Market Costs/Reclamation Bond	k$	1.01	7.54	11,150	819	824	834	854	854	905	905	905	905	905	905	905	630
Other income	k$	-0.73	-5.45	-8,067	-593	-596	-604	-618	-618	-655	-655	-655	-655	-655	-655	-655	-456
Other expense	k$	0.40	2.99	4,428	325	327	331	339	339	359	359	359	359	359	359	359	250
Closure Costs	k$	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Operating Costs	k$	39.99	299.90	443,534	32,589	32,789	33,189	33,989	33,989	35,988	35,988	35,988	35,988	35,988	35,988	35,988	25,069

NET CASH OPERATING PROFIT	k$	24.47	183.49	271,371	25,531	20,528	21,127	24,202	25,693	20,047	20,047	20,047	20,047	20,047	20,047	20,047	13,964

Less: Depreciation & Amortization	k$	19.39	145.42	215,072	16,413	17,388	18,697	19,809	16,567	17,037	17,549	18,068	18,405	16,043	15,275	14,593	9,229
Corporate Taxes	k$	1.42	10.66	15,763	2,553	879	680	1,230	2,555	843	699	554	460	1,121	1,336	1,527	1,326
Net Earnings after Depr. And Taxes	k$	3.65	27.41	40,535	6,564	2,261	1,749	3,162	6,571	2,167	1,798	1,425	1,182	2,883	3,436	3,926	3,410

NET CASH FLOW TO PROJECT	k$
Net Earnings after Depr. And Taxes	k$	3.65	27.41	40,535	6,564	2,261	1,749	3,162	6,571	2,167	1,798	1,425	1,182	2,883	3,436	3,926	3,410
Plus: Depreciation	k$	19.39	145.42	215,072	16,413	17,388	18,697	19,809	16,567	17,037	17,549	18,068	18,405	16,043	15,275	14,593	9,229
Less: Capital Investment	k$	6.69	50.20	74,235	11,005	9,245	10,534	10,924	5,249	4,359	4,785	4,846	3,033	2,878	3,484	2,595	1,296
Changes in Working Capital	k$	-0.54	-4.06	-6,000	436	-90	160	-5	369	88	2	-4	14	10	-11	1	-6,969
Net Cash Flow to Zinkgruvan	k$	16.89	126.69	187,372	11,537	10,494	9,752	12,052	17,519	14,757	14,560	14,651	16,540	16,038	15,237	15,924	18,311
Accum. NCF to ZInkgruvan	k$	16.89	126.69	187,372	11,537	22,031	31,783	43,835	61,354	76,111	90,671	105,322	121,862	137,900	153,137	169,061	187,372

SCHEDULE D
Goldcorp Inc.
Mark to Market Impact of Warrants as Per View A
(dollars US unless otherwise stated)

	2002	2003	2004					2005					2006
	YTD	YTD	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	9-Jun-05[3]	Q2
			CAD Functional Currency					USD Functional Currency							[1]

Fx Rate — quarter end	1.5796	1.2924	1.3105	1.3338	1.2639	1.2036	—	1.2096	1.2256	1.1611	1.1659	—	1.1671	1.0990	1.1115

US dollar warrants

O/S and exercisable	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	—	4,000,000	3,993,000	3,991,000	3,991,000	—	3,989,000	—	—
Exercise price CAD	25.00	25.00	25.00	25.00	25.00	25.00	—	25.00	25.00	25.00	25.00	—	25.00	—	—
Market price – End CAD close	9.75	11.50	9.50	5.65	7.85	8.49	—	6.95	9.00	17.25	22.00	—	37.98	—	39.00	June 9, 2006 last trading day
Market price – End USD close	6.17	8.90	7.25	4.24	6.21	7.05	—	5.75	7.34	14.86	18.87	—	32.54	—	35.09
Change in Mkt Price	—	—	(1.65)	(3.01)	1.97	0.84	—	(1.31)	1.60	7.51	4.01	—	13.67	—	2.55
MTM P&L Income (Loss) for the period	(14,458,898)	(10,902,901)	6,596,130	12,052,497	(7,899,668)	(3,371,616)	—	5,232,550	—	—	—	—	—	—	—
BS – Derivative Liability as at period end	24,689,795	35,592,696	28,996,566	16,944,070	24,843,738	28,215,354	—	—	—	—	—	—	—	—	—
(Dr) Cr to Share Capital for the period	(10,230,897)	—	—	—	—	—	—	22,982,804	—	—	—	—	—	—	—

Cdn dollar warrants

Series A [2]

O/S and exercisable	—	—	—	—	—	—	—	53,858,000	53,858,000	53,462,000	50,357,000	—	48,958,000	—	—
Exercise price CAD	—	—	—	—	—	—	—	—	1.65	1.65	1.65	—	1.65	—	—
Market price – End CAD close	—	—	—	—	—	—	—	2.51	3.20	4.20	4.85	—	6.87	—	5.95	June 8, 2006 last trading day
Market price – End USD close	—	—	—	—	—	—	—	2.08	2.61	3.62	4.16	—	5.89	—	5.41
Change in Mkt Price	—	—	—	—	—	—	—	—	0.54	1.01	0.54	—	1.73	—	(0.47)
MTM P&L Income (Loss) for the period	—	—	—	—	—	—	—	—	(28,862,498)	(53,798,460)	(27,324,564)	—	(84,526,406)	—	23,126,404
BS – Derivative Liability as at period end	—	—	—	—	—	—	—	111,758,912	140,621,410	193,385,927	209,478,900	—	288,185,640	—	—
(Dr) Cr to Share Capital for the period	—	—	—	—	—	—	—	(111,758,912)	—	1,033,943	11,231,591	—	5,819,667	—	265,059,236

Series B [2]

O/S and exercisable	—	—	—	—	—	—	—	64,137,000	64,137,000	64,133,000	64,133,000	—	64,133,000	—	—
Exercise price CAD	—	—	—	—	—	—	—		3.10	3.10	3.10	—	3.10	—	0.00
Market price – End CAD close	—	—	—	—	—	—	—	1.48	1.88	2.89	3.55	—	5.97	—	4.91	June 9, 2006 last trading day
Market price – End USD close	—	—	—	—	—	—	—	1.22	1.53	2.49	3.04	—	5.12	—	4.47
Change in Mkt Price	—	—	—	—	—	—	—	—	0.31	0.96	0.56	—	2.07	—	(0.65)
MTM P&L Income (Loss) for the period	—	—	—	—	—	—	—	—	(19,907,970)	(61,251,920)	(35,647,624)	—	(132,779,992)	—	41,529,004
BS – Derivative Liability as at period end	—	—	—	—	—	—	—	78,474,504	98,382,474	159,628,258	195,275,881	—	328,055,874	—	—
(Dr) Cr to Share Capital for the period	—	—	—	—	—	—	—	(78,474,504)	—	6,136	—		—	—	286,526,870

Series C [2]

O/S and exercisable	—	—	—	—	—	—	—	50,692,000	50,692,000	49,363,000	47,014,000	—	46,544,000	—	—
Exercise price CAD	—	—	—	—	—	—	—		1.65	1.65	1.65	—	1.65	—	—
Market price – End CAD close	—	—	—	—	—	—	—	2.50	3.21	4.18	4.85	—	6.90	—	5.85	June 9, 2006 last trading day
Market price – End USD close	—	—	—	—	—	—	—	2.07	2.62	3.60	4.16	—	5.91	—	5.32
Change in Mkt Price	—	—	—	—	—	—	—	—	0.55	0.98	0.56	—	1.75	—	(0.59)
MTM P&L Income (Loss) for the period	—	—	—	—	—	—	—	—	(27,998,529)	(48,420,617)	(26,320,414)	—	(81,555,016)	—	27,417,621
BS – Derivative Liability as at period end	—	—	—	—	—	—	—	104,770,172	132,768,701	177,708,501	195,572,433	—	275,172,307	—	—
(Dr) Cr to Share Capital for the period	—	—	—	—	—	—	—	(104,770,172)	—	3,480,818	8,456,481		1,955,142	—	247,754,686

Share purchase warrants

O/S and exercisable	—	—	3,000,000	3,000,000	3,000,000	3,000,000	—	3,000,000	3,000,000	3,000,000	3,000,000	—	3,000,000	—	—
Exercise price CAD	—	—	20.00	20.00	20.00	20.00	—	20.00	20.00	20.00	20.00	—	20.00	—	—
Market price – End CAD close	—	—	21.88	15.00	17.61	18.99	—	17.00	20.61	29.00	34.92	—	54.50	—	48.25	June 9, 2006 last trading day
Market price – End USD close	—	—	16.70	11.25	13.93	15.78	—	14.05	16.82	24.98	29.95	—	46.70	—	43.90
Change in Mkt Price	—	—	—	—	—	—	—	—	2.76	8.16	4.97	—	16.75	—	(2.79)
MTM P&L Income (Loss) for the period	—	—	—	—	—	—	—	—	(8,286,061)	(24,480,187)	(14,924,386)	—	(50,237,491)	—	8,380,177
BS – Derivative Liability as at period end	—	—	—	—	—	—	—	42,162,698	50,448,760	74,928,947	89,853,332	—	140,090,823	—	—
(Dr) Cr to Share Capital for the period	—	—	—	—	—	—	—	(42,162,698)	—	—	—	—	—	—	131,710,646

New warrants

O/S and exercisable	—	—	—	—	—	—	—	—	—	—	—	—	—	8,441,000	8,441,000
Exercise price CAD	—	—	—	—	—	—	—	—	—	—	—	—	—	45.75	45.75
Market price – End CAD close	—	—	—	—	—	—	—	—	—	—	—	—	—	5.18	12.94
Market price – End USD close	—	—	—	—	—	—	—	—	—	—	—	—	—	4.61	11.64
Change in Mkt Price	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7.03
MTM P&L Income (Loss) for the period	—	—	—	—	—	—	—	—	—	—	—	—	—	(38,913,010)	(59,356,482)
BS – Derivative Liability as at period end	—	—	—	—	—	—	—	—	—	—	—	—	—	38,913,010	98,269,492
(Dr) Cr to Share Capital for the period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Net Earnings for US GAAP	65,643,000	94,517,000	16,812,000	8,900,000	9,537,000	14,630,000	49,879,000	29,181,000	96,614,000	56,090,000	101,470,000	283,355,000	89,857,000		188,640,946
Income (Loss) under View A	(14,458,898)	(10,902,901)	6,596,130	12,052,497	(7,899,668)	(3,371,616)	7,377,342	5,232,550	(85,055,058)	(187,951,183)	(104,216,987)	(371,990,679)	(349,098,906)		2,183,715

Adjusted Net Earnings for US GAAP, for period ended	51,184,102	83,614,099	23,408,130	20,952,497	1,637,332	11,258,384	57,256,342	34,413,550	11,558,942	(131,861,183)	(2,746,987)	(88,635,679)	(259,241,906)		190,824,661

BS — Derivative Liability as at period end	24,689,795	35,592,696	28,996,566	16,944,070	24,843,738	28,215,354	28,215,354	22,982,804	422,221,345	605,651,632	690,180,547	690,180,547	1,031,504,644		98,269,492

(Dr) Cr to Share Capital for the period	(10,230,897)	—	—	—	—	—	—	—	(314,183,482)	4,520,896	19,688,072	(289,974,515)	7,774,809		931,051,438

Reconciliation
Cumulative P&L Impact	(736,890,327)
Cumulative Share Capital Impact	638,620,835

Difference	(98,269,492)

Derivative Liability at period end Q2	98,269,492

[1]	Goldcorp changed its functional currency on April 1, 2005.

[2]	Wheaton River Minerals Ltd. (Wheaton River) was acquired effective February 15, 2005 and each Wheaton River warrant was exchanged for a Goldcorp warrant.

[3]	On June 12, 2006, 92% of the holders of the five existing series of warrants exercised their warrants. The Company received $454.9 million cash proceeds from the exercise and the liability of $1.0 billion was settled by the issuance of shares.

SCHEDULE E

Goldcorp	Exhibit V
Purchase Price Allocation	Page 1 of 1
As of February I5, 2005 $ in Millions
Potential Ounces
Market Approach (1)

	Value of Potential Ounces — Extension
	Extension Already Planned Mines
	An Equilvalent Potential Ounces	Price Per Ounce
	Probability Adjusted (in	Transaction Based	PPE Avoided Cost per
Mine	Millions)	(Greenfield)	Ounce	Total Value
San Dimas	7.12	$17.85	$9.89	$203.1
San Martin	0.66	17.85	9.89	18.2
Los Filos	0.67	17.85	45.90	42.5
El Limon	1.45	17.85	50.82	21.1
Peak	0.23	17.85	14.93	7.4
Alturenbrera	0.09	17.85	42.45	5.4
Arnapari	0.66	$17.85	$13.03	20.4

Total Value				$318.1

	Value of Potential Ounces — Exploration
	Expected to be Discovered
	Au Equirvalent Potential Ounces	Price Per Ounce
	Probability Adjusted (in	Transaction Based	PPE Avoided Cost Per
Mine	Millions)	(Greenfield)	Ounce	Total Value
San Dimas	NA	$17.85	$9.89	NA
San Martin	NA	17.85	9.89	NA
Los Filos	NA	17.85	45.90	NA
El Limon	NA	17.85	50.82	NA
Peak	0.60	17.85	14.93	19.7
Alurnbrera	NA	17.85	42.45	NA
Arnpari	2.40	$17.85	$13.03	74.1

Total Value				$93.8

GRAND TOTAL				$411.8

Income Approach

	Normalized Level	Value of
	of Cash Flow	Potential Ounces
		Present Value of an
Mine	Goldcorp Share	Ordinary Annuily
San Dimas Martin	$69.4	$224.4
San Dimas	NA	104.8
San Martin	4.3	19.6
Nukay (3)	NA	0.0
Los filos	18.8	41.6
El Limon	11.7	37.8
Peak	14.9	43.1
Alurnbrera	1.0	0.3
Arnapari	$22.2	$120.0

Total value		$467.2

Concluded Fair Value of Potential Ounces

		Market	Income	Concluded Fair
		Approach	Approach (3)	Value
		Goldcorp Share	Goldcorp Share	Average
Maxico		$284.9	$303.8	$294.4
Australia	Peak	27.0	43.1	35.1
Argentina	Alarnbreara	5.4	0.3	2.9
Brazil	Arnapari	94.5	120.0	107.2

Total Value		$411.8	$467.2	$439.5

Notes:
(1)	Based on market data

(2)	Based on the present value of an ordinary annuity.

(3)	Nukay as indicated by the Market Approach.
Duff & Phelps — Confidential

SCHEDULE F
Goldcorp Inc.
Warrants Issued

	US Dollar	Canadian Dollar Warrants
	Warrants	Series A	Series B	Series C	Share purchase	New Warrants
Exercise price	25.00	1.65	3.10	1.65	20.00	45.75
Exchange Ratio	2.08	0.25	0.25	0.25	2.08	1.00
Expiry Date	30-Apr-07	30-May-07	25-Aug-08	30-May-07	13-May-09	9-Jun-11
Currency on Exercise	USD	CAD	CAD	CAD	CAD	CAD
Listed Exchange	TSX	TSX / NYSE	TSX	TSX / NYSE	TSX	TSX / NYSE